
PVH

PROXY STATEMENT

Notice of 2023 Annual Meeting of Stockholders

PVH+ Plan.

We are brand builders who focus our passion and creativity to build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world.

THE GROWTH DRIVERS

1	2	3	4	5
Win with product	**Win with consumer engagement**	**Win in the digitally-led marketplace**	**Develop a demand and data-driven operating model**	**Drive efficiencies and invest in growth**

THE REGIONAL GROWTH OPPORTUNITIES

Fuel market leading strength in Europe → **Accelerate growth in Asia Pacific** → **Unlock opportunity in the Americas**

Notice of 2023 Annual Meeting of Stockholders

The meeting will be held:

Thursday, June 22, 2023 8:45 am (EDT)

Online via live webcast

Registered holders at:
www.proxydocs.com/pvh

Beneficial holders at:
www.proxydocs.com/brokers/pvh

How to vote

Your vote is important

Even if you plan to attend the Annual Meeting virtually, we encourage you to vote your shares in advance to ensure they are counted.



By internet

In advance of meeting
www.proxydocs.com/pvh

During the meeting
Attend the meeting virtually and cast your vote electronically



By phone

In the U.S. or Canada dial toll-free
1-866-883-3382



By mail

Cast your ballot, sign your proxy card, and send in our prepaid envelope

Important notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on June 22, 2023:

Our Annual Report to Stockholders for our fiscal year ended January 29, 2023, the Proxy Statement and all other proxy materials are available at www.proxydocs.com/pvh.

Purpose

1 Vote on the election of ten nominees for director to serve a one-year term

2 Vote on an advisory resolution to approve our executive compensation

3 Vote on an advisory resolution regarding the frequency of future advisory votes on our executive compensation

4 Vote to approve an amendment to our Certificate of Incorporation to update the exculpation provision under the Delaware General Corporation Law

5 Vote to approve amendments to our Stock Incentive Plan to increase the number of shares available for issuance under the Plan and modify the method of counting shares underlying full value awards for purposes of the limits on awards that may be granted under the Plan

6 Vote to ratify the appointment of auditors to serve for the current fiscal year

We also will transact any other business that properly comes before the meeting.

Who can attend

- Holders of record as of the record date of PVH Corp. common stock or their proxies
- Beneficial owners
- Invited guests of PVH

Who can vote

Stockholders of record at the close of business on April 24, 2023.

How to attend

Our Annual Meeting will be conducted exclusively online via live webcast. Stockholders will be able to attend, vote and submit questions via the Internet by participating in the live webcast.

The Annual Meeting live webcast will begin promptly at 8:45 a.m., EDT, on June 22, 2023. Online check-in will be available beginning at 8:30 a.m., EDT. You should allow ample time for the online check-in procedures.

Holders of record can participate in the virtual meeting by using the control number shown on their Notice Regarding Availability of Proxy Materials or proxy card. If you hold your PVH shares in a bank or brokerage account, you must obtain a legal proxy and a control number from your bank, broker or other nominee if you wish to participate in or vote at the Annual Meeting.

Stockholders will be able to view the stockholder list during the 10 days prior to the Annual Meeting and may submit questions before the Annual Meeting by sending an email to CorporateSecretary@pvh.com. For additional information, please *see* “General Information About the Annual Meeting” on page 103.

By Order of the Board of Directors,

Mark D. Fischer
Secretary
New York, New York
May 10, 2023

Dear Fellow Stockholders



Stefan Larsson
Stefan Larsson, Chief Executive Officer

“All around the world, we made great progress in getting closer to the consumer, creating amazing products, and delivering very strong consumer engagement – the combination of which will enable us to win in the digitally led marketplace.”

May 10, 2023

We have set out to build *TOMMY HILFIGER* and *Calvin Klein* into the most desirable lifestyle brands in the world, and at the same time build PVH into one of the strongest brand groups in our sector. At our Investor Day in the spring of 2022, we introduced the PVH+ Plan, our multi-year growth plan to win with the consumer and drive sustainable profitable growth, along with delivering strong returns to our stockholders. We are in the early phase of this journey and believe we are well-positioned to win. And, of course, we are committed to achieving this through good governance and in alignment with our company purpose of driving fashion forward for good.

During 2022, we intensified our focus on driving growth through the disciplined execution of the PVH+ Plan. This included a strong emphasis on driving brand desirability through product strength and consumer engagement, significantly upgrading our supply chain capabilities to become more demand-driven, and simplifying how we work, resulting in substantial cost efficiencies.

Revenue decreased 1% to $9.024 billion compared to 2021 (though it increased 5% on a constant currency basis), inclusive of a 3% negative impact consisting of (i) a 2% reduction resulting from the Heritage Brands transaction and the exit from the Heritage Brands Retail business and (ii) a 1% reduction resulting from the war in Ukraine.*

EBIT on a GAAP basis was $471 million, inclusive of a $94 million negative impact due to foreign currency translation, compared to $1.077 billion in 2021. EBIT on a non-GAAP basis was $857 million, inclusive of a $94 million negative impact due to foreign currency translation, compared to $983 million in 2021.*

Throughout the year, we experienced unprecedented external headwinds felt across the global economy, our sector, and our business, from the war in Ukraine, decades-high strength of the U.S. dollar and inflation rates globally, and continued COVID-19 disruptions. Despite the increasingly challenging macroeconomic

*Explanations and reconciliations to GAAP results appear in *Exhibit A*.



environment, our Calvin Klein and Tommy Hilfiger businesses continued to exhibit underlying strength, underpinned by great products tied to impactful consumer engagement. We exited 2022 and entered 2023 with significant momentum that we are excited to build upon.

In 2022, we did incredible collaborations with both brands, with *Calvin Klein x Palace* being one of the highlights. We also brought *TOMMY HILFIGER* back to New York Fashion Week, which was the second most talked about show of the year. And we built strong talent partnerships for both brands, with megastars like Jennie Kim, HoYeon Jung, Kate and Lila Moss, Park Seo-joon, Maya Hawke, Romelu Lukaku and Hueng-min Son for *Calvin Klein* and Shawn Mendes, Anthony Ramos and Travis Barker for *TOMMY HILFIGER*. We have many more collaborations to come in 2023.

During the year, we maintained a critical focus on our governance, brought on and promoted talent to lead our growth strategy, and advanced our commitment to Inclusion and Diversity ("I&D"). We continued to invest towards our three key corporate responsibility focus areas: positively impacting lives across our value chain, furthering sustainability, and advancing climate action. We also further integrated our corporate purpose into how we work and connect with consumers and meet the expectations of you, our stockholders, as well as those of our associates, our consumers, the communities where we live and work, and our other stakeholders.

We separated the roles of CEO and Board Chair in late 2021 and, in May 2022, welcomed to the Board Michael Calbert. Mr. Calbert is the Chairman of Dollar General and formerly was a member of the private equity firm KKR & Co. L.P., where he led the retail industry team. He has extensive experience in corporate finance, strategic business planning and accounting, particularly in the retail industry. Mr. Calbert became the independent, non-executive Chair of the Board in June with the retirement of Henry Nasella, our long-time independent presiding director and initial independent Chair.

We added Ajay Bhalla as an independent director in August. Mr. Bhalla, President, Cyber & Intelligence at Mastercard Incorporated, has deep digital commerce and cybersecurity expertise. His knowledge and experience connecting consumer, commerce and technology will be especially valuable in supporting the digital components of the PVH+ strategy.

I&D continues to define who we are as a company and how we operate as a business. We are committed to creating a more inclusive, diverse and equitable industry for all by identifying the areas of greatest impact for our associates, community, consumers and investors and taking meaningful action that drives sustainable change to support these key stakeholders.

This commitment extends all the way to the Board of Directors, where 60% of this year's slate of director nominees has at least one measure of diversity, compared to 45% of last year's nominees. The Board now includes four women and directors who identify as Black/bi-racial, Southeast Asian or LGBTQIA+.

The diversification of our Board has been achieved through our ongoing Board refreshment program. Because of that program, no director nominee has a tenure with us of ten years or more, and the average tenure of our independent director nominees has declined from 8.1 years in 2022 to 4.9. Similarly, the average age of our independent director nominees has declined from 57.9 years to 56.4 years.

All around the world, we made great progress in getting closer to the consumer, creating amazing products, and delivering very strong consumer engagement – the combination of which will enable us to win in the digitally led marketplace.

Through the power of our strong brands and our relentless execution, we are building *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in Europe, Asia Pacific and North America across our direct-to-consumer channels and with our great traditional and digital partners, achieving strong underlying revenue growth in 2022.

We have a multi-year opportunity ahead of us to drive meaningful top- and bottom-line growth. We are continuing to manage our business in a prudent and disciplined manner to deliver on the commitments we made, including a relentless focus on improving execution. We are doubling down on the PVH+ Plan growth drivers and focusing on what is within our control to drive sustainable growth, generate strong cash flows, and deliver attractive returns for our shareholders – all aligned with our strong governance principles.

As always, we thank you for your confidence in and support of PVH. We hope you will participate in our virtual 2023 Annual Meeting.

Sincerely,

Stefan Larsson, Chief Executive Officer

Table of Contents

Notice of 2023 Annual Meeting of Stockholders **1**
Proxy Summary **5**
Proposal 1: Election of Directors **12**
Corporate Governance **19**
Independence 19
Leadership Structure of the Board 19
Risk Oversight 20
Board, Committee and Director Evaluations 21
Board Refreshment 22
Evaluating current Board composition 22
Identifying potential new directors 23
Diversity 24
Proxy Access 24
Mandatory Retirement 24
Stockholder Engagement 24
Director On-Boarding 25
Ongoing Director Education 25
Management Succession Planning 26
Committees 27
Meetings 29
Executive Sessions 29
CEO Evaluation 29
Transactions with Related Persons 30
Governing Documents 30
How to Contact the Board 30
Values, Governance, Human Capital Resources and Corporate Responsibility 31
Political and Lobbying Activities 33
Director Compensation **34**
Annual Retainers 34
Stock Ownership Guidelines 35
2022 Compensation 35
Proposal 2: Advisory Vote on Executive Compensation **37**
Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation **38**
Compensation Discussion & Analysis **39**
2022 Compensation Highlights 41
2022 Executive Compensation Program 43
Executive Compensation Overview 44
Compensation Decisions for 2022 46
Competitive Pay for Performance 53
Compensation Committee Report **60**
Executive Compensation Tables **61**
Summary Compensation Table 61
Grants of Plan-Based Awards 64
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table 65
Outstanding Equity at Fiscal Year-End 71
Option Exercises and Stock Vested 73
Pension Benefits 73
Defined Benefit Plans 74
Non-Qualified Deferred Compensation 77
Potential Payments Upon Termination and Change in Control Provisions 79
CEO Pay Ratio **82**
Pay Versus Performance Table **83**
Equity Compensation Plan Information **86**
Proposal 4: Approval of an Amendment to Our Certificate of Incorporation to Update the Exculpation Provision **87**
Proposal 5: Approval of Amendments to the Stock Incentive Plan **89**
Proposal 6: Ratification of the Appointment of Auditors **98**
Audit Committee Report **99**
Security Ownership of Certain Beneficial Owners and Management **100**
5% Stockholders 100
Directors, Nominees for Director, and Executive Officers 101
General Information About the Annual Meeting **103**
Exhibit A—GAAP To Non-GAAP Reconciliations **A-1**
Exhibit B—NEO Employment Agreements **B-1**
Exhibit C—Certificate of Amendment to the Amended and Restated Certificate of Incorporation **C-1**
Exhibit D—Stock Incentive Plan (as proposed to be amended) **D-1**

Frequently Referenced Information

Demographics of Our Director Nominees **7**
Risk Oversight **20**
Board Refreshment **22**
Director Nominee Skills **23**
Governing Documents **30**
Human Capital Resources **31**
Principal Elements of Our Executive Compensation Program **43**
Pay for Performance **53**
PVH Performance and Pay Mix Compared to Peer Group **54**
CEO Compensation Compared to Total Stockholder Return **55**
Fees Paid to Auditors **98**
How to Attend the Annual Meeting **103**

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement and does not contain all of the information you should consider. Please read the entire Proxy Statement carefully before voting. Disclosures in this Proxy Statement generally pertain to matters related to our most recently completed fiscal year, which began on January 31, 2022, and ended on January 29, 2023.

References to "2022" and other years refer to fiscal years, which are designated by the calendar year in which they begin.

The Notice Regarding the Availability of Proxy Materials and the Notice of Annual Meeting and Proxy Statement are first being distributed or made available, as the case may be, on or about May 10, 2023.

The meeting will be held: Time and Date

8:45 a.m., EDT Thursday, June 22, 2023

Online via live webcast at:
www.proxydocs.com/pvh

Record Date

April 24, 2023

Voting

- Stockholders as of the record date are entitled to vote.
- Each share of our common stock is entitled to one vote.

Admission

Attendance at the meeting will be limited to holders of record of our common stock as of the record date or their proxies, beneficial owners and invited guests of PVH. For additional information on how to attend the virtual meeting, please *see* "General Information About the Annual Meeting" on page 103.

Voting Matters and Board Recommendation

Voting Matters		Board's recommendation	For more information
Proposal 1	Election of Directors	**FOR each Director Nominee**	Page 12
Proposal 2	Advisory vote on executive compensation	**FOR**	Page 37
Proposal 3	Advisory vote regarding the frequency of future advisory votes on executive compensation	**ANNUAL** (ONE YEAR)	Page 38
Proposal 4	Approval of the amendment to our Certificate of Incorporation	**FOR**	Page 87
Proposal 5	Approval of the amendments to our Stock Incentive Plan	**FOR**	Page 89
Proposal 6	Ratification of Ernst & Young LLP as our independent auditor for fiscal year 2023	**FOR**	Page 98

What to look for

We continue to focus on good governance and strive for transparency. This Proxy Statement discusses several significant 2022 actions, including:

- the appointment of a new independent, non-executive Chair;
- the continued execution of the Board of Directors' refreshment program, including the addition of two new directors, which, coupled with the retirement of two long-time directors, lowered the average tenure of our independent director nominees from 8.1 years in 2022 to 4.9 years this year;
- the continued expansion of the Board's diversity[1], with the diversity among the director nominees increasing from 45% in 2022 to 60% this year;
- expanded disclosure on directors' skills and experience; and
- our continuing efforts to live our values; practice good governance; attract, develop and retain diverse talent; and act as good corporate citizens.

1 We consider a director to be diverse if they identify as female, non-binary, LGBTQIA+, BIPOC (Black, indigenous and people of color), or a member of an ethnic minority. Mses. McIntyre, McPherson, Peterson and Sourry and Messrs. Bhalla and Cheeks each have at least one measure of diversity.

Director Election (page 12)

The following table introduces our current directors who are standing for re-election this year. Directors are elected annually by a majority of votes cast. At the Annual Meeting, proxies cannot be voted for more than ten nominees.

All directors are independent, except Mr. Larsson.

Director nominee	Age	Director Since Tenure	Other public company boards	Principal Occupation	% Board & committee meetings attended	Current Committee Memberships			
						A&RM	C	NG&MD	CR
Ajay Bhalla	57	2022 **(<1)**	0	President, Cyber & Intelligence, Mastercard Incorporated	100%[1]	●			
Michael M. Calbert	60	2022 **(1)**	1	Chairman of the Board, Dollar General Corporation	100%[1]		●	●	
Brent Callinicos	57	2014 **(9)**	2	Former Chief Operating and Chief Financial Officer, Virgin Hyperloop One; Former Chief Financial Officer, Uber Technologies, Inc.	100%	●			●
George Cheeks	58	2021 **(2)**	0	President and Chief Executive Officer, CBS Entertainment Group	90%				●
Stefan Larsson	48	2021 **(2)**	0	Chief Executive Officer, PVH Corp.	100%				
G. Penny McIntyre	61	2015 **(8)**	0	Former Chief Executive Officer, Sunrise Senior Living, LLC	100%				● (Chair)
Amy McPherson	61	2017 **(6)**	1	Principal investor and consultant to a kids-focused media business; Retired President and Former Managing Director, Europe, Marriott International, Inc.	100%	●		● (Chair)	
Allison Peterson	48	2021 **(2)**	0	Chief Customer Officer, Best Buy Co., Inc.	85%		●	●	
Edward R. Rosenfeld	47	2014 **(9)**	1	Chief Executive Officer, Steven Madden, Ltd.	100%	● (Chair)			
Amanda Sourry (Judith Amanda Sourry Knox)	59	2016 **(6)**	1	Former President, Unilever North America	94%		● (Chair)	●	
Number of meetings in 2022					6	11	7	5	4

1 For the portion of 2022 during which he was a director.

Committee Key:

A&RM Audit & Risk Management
C Compensation
NG&MD Nominating, Governance & Management Development
CR Corporate Responsibility
● Committee Chair

Demographics of Our Director Nominees


Tenure of
Independent Directors
7+ Years 3
4 0–3 Years
Average tenure of Independent Directors
4.9
4–6 Years 2
Age Distribution of
Independent Directors
2 40–49 Years
+60 Years 3
Average age
56.4
4 50–59 Years
Gender and Racial
Distribution
White male 4
4 Women
Women or Minority Directors
60%
LGBTQIA+ 1
2 BIPOC*

* Black, Indigenous and People of Color

Director Nominee Skills

Our director nominees have a broad and diverse set of experience, qualifications, attributes and skills that are vital to the success of our business.

Skill	Number
Operating Experience	
Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or Chief Accounting Officer (or Performing Similar Functions)	5
Business Unit Chief Executive Officer, President, Chief Operating Officer or Similar Leadership Position	7
Financial Expertise	5
Industry Experience	
Consumer Products or Services	9
Digital/E-commerce	8
Technology/Cyber Risk/Information Security	3
Regulatory/Corporate Governance	4
International Experience	7
Risk Management	3
Sales/Marketing/Public Relations	6
Strategic Planning/Development	9
Human Capital Management	5
Diversity/Equity/Inclusion	5
Climate	3

2022 Business Highlights (page 39)

Our Calvin Klein and Tommy Hilfiger businesses continued to exhibit underlying strength in 2022, despite the increasingly challenging macroeconomic environment. It was a year that included an unprecedented number of external headwinds, including the war in Ukraine, decades high strength of the U.S. dollar and inflation globally, and continued COVID-19 disruptions.

We intensified our focus on driving growth through the disciplined execution of our multi-year, brand-focused, direct-to-consumer and digitally led PVH+ Plan strategy. The PVH+ Plan is designed to accelerate growth by building on our core strengths and connecting *Calvin Klein* and *TOMMY HILFIGER* closer to the consumer than ever before through five key drivers: Win with product; Win with consumer engagement; Win in the digitally led marketplace; Develop a demand- and data-driven operating model; and Drive efficiencies and invest in growth.

We delivered over $9 billion of revenue and an EBIT margin of nearly 10%* in 2022. Revenue was down 1% from 2021, which includes the impacts of foreign exchange, business exits and the war in Ukraine. Revenue was up 5%* on a constant currency basis, reflecting the power of our two global iconic brands, *Calvin Klein* and *TOMMY HILFIGER*, and our delivering strong hero products, engaging closely with consumers, and elevating the customer experience.

Underscoring our strong financial position and cash flow generation, we refinanced our senior credit facilities and repurchased approximately $400 million of stock as part of a $1.0 billion increase to the company's stock repurchase authorization.

Moving forward, we will first and foremost continue investing in our business to fuel our growth, while appropriately deploying our excess cash to deliver returns to our stockholders.

Earnings before interest and taxes ("EBIT")

$471M

($857 million* on a non-GAAP basis) compared to EBIT of $1.077 billion ($983 million* on a non-GAAP basis) in 2021.

Earnings per share ("EPS")

$3.03

($8.97* on a non-GAAP basis) as compared to EPS of $13.25 ($10.15* on a non-GAAP basis) in 2021

* Reconciliations to GAAP amounts appear on Exhibit A

Revenue

$9.024B

In revenue compared to $9.155 billion in 2021. The revenue results reflect:

- 2% reduction resulting from the Heritage Brands transaction and the exit from the Heritage Brands Retail business
- a 1% reduction resulting from the war in Ukraine

Tommy Hilfiger

- **Tommy Hilfiger** revenue decreased 1% compared to 2021 (increased 7%* on a constant currency basis)
- **Tommy Hilfiger International** revenue decreased 4% (increased 6%* on a constant currency basis)
- **Tommy Hilfiger North America** revenue increased 9%

Calvin Klein

- **Calvin Klein** revenue increased 3% compared to 2021 (increased 10%* on a constant currency basis)
- **Calvin Klein International** revenue increased 1% (increased 10%* on a constant currency basis)
- **Calvin Klein North America** revenue increased 8%

Heritage Brands

- **Heritage Brands** revenue decreased 26% compared to 2021 and includes a 25% decrease resulting from the Heritage Brands transaction and the exit from the Heritage Brands Retail business

The following shows our performance against our peer group for the one- and three-year periods ended 2021 based on revenue growth, EBIT growth, and overall ranking, as well as based on total stockholder return ("TSR") for the three-year period.





Performance Measure	PVH Percentile Rank 1-Year (2022)	PVH Percentile Rank 3-Year (2020–2022)
Revenue growth vs. peer group	54.7%	3.0%
EBIT growth[1] vs. peer group	63.2%	32.5%
TSR vs. peer group (as of January 27, 2023)	53.2%	38.4%
TSR vs. Russell 3000 (as of January 27, 2023)	50.3%	32.3%
Overall Percentile Rank[2]	57.0%	24.6%

0
25
50
75
100

1 EBIT growth is based on non-GAAP amounts, as reported by us.

2 Overall percentile ranking excludes TSR vs. Russell 3000.

Source: TSR from Standard & Poor's Capital IQ.

Executive Compensation Highlights (page 41)

Our compensation program is a pay-for-performance model. We believe we should incentivize our executive officers to improve our financial performance, profitably grow our businesses and increase stockholder value — and should reward them based on their success in attaining these objectives. The focus of our 2022 compensation program was consistent with our pre-pandemic approach. However, in 2022 we included some modifications to our compensation program to recognize the continued volatility in our business, while maintaining our commitment to the goals and drivers in our PVH+ Plan.

The financial measures for annual bonuses were:

- corporate (consolidated PVH) EBIT, and
- for NEOs who lead business units, EBIT for their respective business units.

Like in 2020 and 2021, threshold and maximum performance goals were set at significantly wider ranges below and above the target goals than they had been before the pandemic. This adjustment addresses the continued volatility and uncertainty in our business and in the stock market and economy generally.

Performance share unit awards ("PSUs") were evenly weighted between a three-year EBIT performance goal and three-year TSR performance as compared to a custom, industry-appropriate comparator group of companies (the "custom comparator group").

In the past, 50% of the performance share units were based on absolute stock price growth for a three-year performance period. Because the extreme volatility of the stock market and business uncertainties caused by the pandemic made stock price growth an impractical performance measure, the Compensation Committee changed that metric to EBIT for a one-year performance period in 2021 and EBIT for a three-year performance period in 2022. Unlike absolute stock price growth, we had some measure of visibility with EBIT.

Similarly, 50% of the PSU awards granted before 2021 were tied to PVH's TSR compared to the S&P 500. In 2021, we changed to the custom comparator group. The pandemic has had dramatically different effects on different industries, and we believe that our performance is most appropriately compared to that of companies operating in similar industries and using similar distribution channels.

The 2022 changes to our PSUs did not change our overall approach to compensating our Chief Executive Officer and the other executive officers whose compensation appears in this Proxy Statement. The bulk of their compensation packages continued to consist of short-term and long-term incentive awards with payouts subject to achievement of specific financial and strategic targets, and equity awards (restricted stock units ("RSUs"), stock options and PSUs) continued to be linked to increases in stock value over time.

We have continued to evolve our compensation program in 2023 to advance the goals of the PVH+ Plan and further align the program with stockholder interests. This includes adding revenue as an additional performance measure in our annual bonus awards, replacing three-year EBIT with three-year return on invested capital ("ROIC") as a performance measure for PSU awards, and requiring that at least 50% of long-term incentive awards to our actively employed Named Executive Officers ("NEOs"), other than James Holmes, our Controller (principal accounting officer), consist of PSUs, which are at risk and subject to a three-year performance period.

Say-on-Pay

Our stockholders overwhelmingly approved the compensation of our Named Executive Officers at our 2022 Annual Meeting, with approximately 92% of the votes cast in favor of the advisory proposal. We are pleased that our stockholders have consistently supported our executive compensation program since we began holding say-on-pay votes in 2011, and consider this support in evaluating the effectiveness of our executive compensation program. The adjoining table shows the percentage of votes cast in favor of our advisory proposals over the last five years.



94.2%
93.9%
94.5%
95.3%
92.1%
2018
2019
2020
2021
2022

Compensation Mix

CEO: PVH
Total Target Direct Compensation



Base Salary 11%
Bonus 22%
RSUs 20%
Stock Options 13%
Performance LTI 34%
89%
Performance Based



Other NEOs[2]: PVH
(average) Total Target Direct Compensation



Base Salary 29%
Bonus 23%
RSUs 22%
Stock Options 15%
PSUs 11%
71%
Performance Based

CEO: Peer Group[1]
Total Target Direct Compensation



Base Salary 10%
Bonus 19%
RSUs 21%
Stock Options 11%
Performance LTI 39%
90%
Performance Based

Other NEOs: Peer Group
(average) Total Target Direct Compensation



Base Salary 20%
Bonus 22%
RSUs 25%
Stock Options 8%
Performance LTI 25%
80%
Performance Based

1 *See* discussion under the heading "Peer Group" on page 53 for a description of our compensation peer group and the list of the constituent companies. Excludes the Tapestry, Inc. CEO because her specific pay mix was not disclosed at the time our compensation decisions were made.

2 Excludes Mr. Holmes, who served as Interim Chief Financial Officer for part of 2022. *See* discussion on page 43.

Governance Highlights (page 19)

PVH is committed to excellence in corporate governance and corporate responsibility, as evidenced by the policies and practices summarized below.

Independence

- All of our directors are independent except our CEO
- Independent directors meet regularly in executive session
- All members of the Board's standing committees are independent

Accountability

- Directors are elected annually by a majority vote (in uncontested elections)
- We have held an annual stockholder advisory vote to approve named executive officer compensation since 2011
- Incentive compensation for executives is subject to our Clawback Policy

Alignment with Stockholder Interests

- Our executive compensation program emphasizes pay for performance
- Executive officers, other members of our Executive Leadership Team and directors are subject to robust stock ownership guidelines
- Directors and officers are prohibited from hedging and pledging our common stock

Board Practices

- We have an independent Chair
- Our Corporate Governance Guidelines are publicly available and reviewed annually
- We have a rigorous annual Board, committee and individual director self-evaluation process
- We have an ongoing refreshment process in place for the Board

Governance

- We promote our values of individuality, partnership, passion, integrity and accountability
- We are committed to the development of our associates and recognize that they are our greatest asset and key to our continued success
- We continuously review governance practices and consider adopting additional best practice principles
- We embrace clear, understandable and detailed financial reporting and corporate disclosure
- Our Code of Business Conduct and Ethics, our Code of Ethics for Chief Executive Officer and Senior Financial Officers, and the charters for all of our Board committees are available on our website
- Our By-Laws include proxy access provisions that are in line with market standards

Corporate Responsibility

- We are committed to driving fashion forward for good, and provide substantial information about our corporate responsibility practices and policies on our website and in our annual Corporate Responsibility Report
- We first adopted our *A Shared Commitment* code of conduct for suppliers and business partners in 1991, and have since expanded its scope and evolved its goals to improve the lives of the over one million people across our value chain and to improve the communities and preserve the environment in the places we live and work

2022 Governance Actions

2022 continued our pursuit of excellence in governance matters, along with our commitment to corporate responsibility.

- We added two new independent directors to the Board in 2022 as part of the Board refreshment program, bringing the total of new independent directors to four since 2020. Three of our four newest directors have at least one element of diversity (female, non-binary, LGBTQIA+, BIPOC or a member of an ethnic minority). One of these three directors identifies as having two diverse elements.
- After separating the roles of CEO and Board Chair and naming our first independent, non-executive Chair in 2021, we appointed a new independent, non-executive Chair in 2022 when the prior Chair retired.
- We have had four women on the Board since 2017.
- We have had at least one diverse director on the Board every year but one since 2011.
- With the retirement of two long-serving directors, we brought down the average tenure of our independent director nominees from 8.1 years in 2022 to 4.9 years this year, and brought down the average age of our independent director nominees from 57.9 years in 2022 to 56.4 years this year.
- We are assessing our value chain to strategically map our biodiversity approach and set science-based targets. This due diligence will enable us to report against the pending Taskforce on Nature-related Financial Disclosures ("TNFD") framework.
- We will publish our annual 2022 Corporate Responsibility Report later this year, where we will report in greater detail the measurable progress we have made toward our *Forward Fashion* commitments.
- We conducted a climate risk scenario analysis in alignment with guidelines from the Task Force on Climate-Related Financial Disclosures ("TCFD") and we aim to share the findings in 2023.
- In 2022, we reduced overall global electricity consumption for the fifth consecutive year, due to energy efficiency measures, global adoption of energy-saving light and HVAC controls and increased use of hydro power. In addition, we increased our renewable energy sourcing to 60% through renewable energy credits and onsite solar adoption in our North American and European facilities. This accounted for a 26% reduction in Scope 1&2 emissions from 2021, and a 69% decline from our 2017 baseline.
- We ranked No. 3 on the *Business of Fashion Sustainability Index* and ranked #2 in our industry on JUST Capital's Top Companies for the Environment.
- We received 100% on the Human Rights Coalition's 2022 Corporate Equality Index for the sixth year in a row for our corporate policies and practices related to LGBTQIA+ workplace equality.
- Our inclusion and diversity ("I&D") efforts have been recognized externally over the years, including PVH being named in 2022 to the *Forbes* America's Best Employers for Diversity and World's Top Female Friendly Companies lists, and as one of America's 100 Most JUST Companies by *Forbes* and JUST Capital.

Proposal 1:
Election of Directors



The Board of Directors recommends a vote FOR the election of the ten nominees named below.

Proxies received in response to this solicitation will be voted FOR the election of all ten nominees unless the stockholder specifies otherwise.

The PVH Board of Directors currently consists of 12 directors. Joseph B. Fuller is retiring after a long tenure on the Board in connection with our ongoing Board refreshment program, and V. James Marino, another long-standing director, was not nominated for re-election as he has reached the mandatory retirement age. We are decreasing to ten the number of directors constituting the full Board effective upon the completion of the election at the Annual Meeting. All nominees elected as directors at the Annual Meeting will serve for a term of one year or until their successors are elected and qualified. The Board of Directors is not currently aware of any reason why any nominee might be unable to serve.

The election of directors in an uncontested election requires the affirmative vote of a majority of the votes cast at an annual meeting. Our Corporate Governance Guidelines provide that a director seeking re-election who does not receive a majority vote from stockholders must offer a letter of resignation. The Nominating, Governance & Management Development Committee will make a recommendation to the full Board on whether to accept or reject any such resignation, or whether other action should be taken.

The Board must act on the Nominating, Governance & Management Development Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date election results are certified. The Committee and the Board may consider any factors and information they consider appropriate and relevant in making their respective decisions. The director who has tendered a resignation cannot participate in formal discussions about whether to accept that resignation.

Nominees for Election

Ajay Bhalla

President, Cyber & Intelligence, Mastercard Incorporated



Independent

Age: 57

Director Since 2022

Committee

- Audit & Risk Management

Experience

- President, Cyber & Intelligence, at Mastercard (a global technology company in the payments industry) since 2018 and a member of Mastercard's Executive Leadership Team and its Management Committee
- President of Mastercard's Enterprise Security Solutions business from 2014 to 2018

Expertise

Mr. Bhalla has extensive experience in digital commerce and cybersecurity. His work has driven the development of technologies and solutions to help Mastercard provide safe, secure and frictionless interactions for consumers and its customers and partners around the world, helping to advance trust and inclusion in the digital ecosystem. This includes helping lead Mastercard's pioneering work in the deployment of artificial intelligence (AI), digital and crypto currencies, digital identity solutions, and cybersecurity across the global payments industry. Mr. Bhalla also has experience in mergers and acquisitions, expanding customer segments and operating footprint, and risk and audit management. Additionally, he is involved in supporting Mastercard's environmental, social and governance commitments.

Other public company boards

- None

Michael M. Calbert

Chairman of the Board, Dollar General Corporation



Independent

Age: 60

Director Since 2022

Chair since June 2022

Committees

- Compensation
- Nominating, Governance & Management Development

Experience

- Chairman of the Board, Dollar General Corporation (a discount retailer) since 2016
- Member of the private equity firm KKR & Co. L.P., where he led the retail industry team from 2000 until his retirement in 2014
- Chief Financial Officer of Randall's Food Markets from 1997 to 1999
- Certified public accountant with Arthur Anderson Worldwide from 1985 to 1994

Expertise

Mr. Calbert is experienced with corporate finance and strategic business planning activities. As the former head of KKR's global retail industry team, Mr. Calbert has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies and operations, financial plans and structures, risk, and management teams. His former service on various private and public company boards in the retail industry, as well as his current service on the board of another public retail company, further strengthens his knowledge and experience. Mr. Calbert also has a significant financial and accounting background.

Other public company boards

- **Dollar General Corporation** (since 2016)
- **AutoZone, Inc.** (2019 to 2021)
- **Executive Network Partnering Corporation** (2020 to 2022)

Brent Callinicos

Former Chief Operating and Chief Financial Officer, Virgin Hyperloop One; Former Chief Financial Officer, Uber Technologies, Inc.



Independent

Age: 57

Director Since 2014

Committees

- Audit & Risk Management
- Corporate Responsibility

Experience

- Chief Operating and Chief Financial Officer of Virgin Hyperloop One (an autonomous transportation company) from January 2017 to March 2018
- Advisor at Uber Technologies, Inc. (an on-demand car service company) from 2015 to 2016
- Chief Financial Officer at Uber from 2013 to 2015
- Vice President, Treasurer and Chief Accounting Officer of Google Inc. (a global technology leader now known as Alphabet Inc.) from 2012 to 2013
- Vice President and Treasurer of Google from 2007 to 2012

Expertise

Mr. Callinicos is a CPA with extensive experience working in treasury, financial and accounting roles in public companies and working with public company boards. He has been a senior executive at four companies and has served in several board advisory roles. He has substantial experience with corporate responsibility initiatives, including having run Green Energy Investing at Google.

Other public company boards

- **Baidu, Inc.** (since 2015)
- **Rubicon Technologies, Inc.** (since 2015; became a public company in 2022)

George Cheeks

President and CEO, CBS Entertainment Group



Independent

Age: 58

Director Since 2021

Committees

- Compensation (beginning June 2023)
- Corporate Responsibility

Experience

- President and CEO of CBS Entertainment Group (a news, entertainment and sports media company and studio) since March 2020
- Chief Content Officer, News and Sports, Paramount+, since June 2021
- Vice Chairman of NBCUniversal Content Studios from 2019 to 2020
- Co-Chairman of NBC Entertainment from 2018 to 2019
- Co-President of Universal Cable Productions and President of Late Night Programming at NBC Entertainment from 2017 to 2018
- President of Business Operations and Late Night Programming at NBC Entertainment from 2014 to 2017
- Executive Vice President of Business Operations at NBCUniversal from 2012 to 2014

Expertise

Through his more than 25 years of experience in the media and entertainment industry, Mr. Cheeks has demonstrated a deep understanding of how an iconic brand grows with its audience in the context of changing distribution, culture, lifestyles and preferences. He has served in several senior executive positions with responsibility for creative, business and operational matters.

Other public company boards

- None

Stefan Larsson

Chief Executive Officer, PVH Corp.



Age: 48

Director Since 2021

Experience

- PVH Corp.'s Chief Executive Officer since February 2021. Prior to his current role he served as President of PVH from June 2019 through January 2021.
- President and Chief Executive Officer of Ralph Lauren Corp. from 2015 to 2017, where he successfully refocused the company on what made it iconic, improved its performance and set the path for future growth.
- Global President of Old Navy (a division of Gap Inc.). from 2012 to 2015, where he helped deliver 12 consecutive quarters of profitable growth and positioned the brand among the top preferred brands among millennials in America.
- For nearly 15 years, Stefan held multiple key leadership roles on the team responsible for growing H&M with revenues increasing from approximately $3 billion to approximately $17 billion and operations expanding from 12 to 44 countries.

Expertise

Mr. Larsson has a proven record of leadership and global experience in driving transformation and brand building in an increasingly dynamic and ever-changing consumer landscape. He is highly regarded for his strategic focus and operational track record. As PVH's Chief Executive Officer, he provides insight to the Board on PVH's business and management team, and drives the PVH+ Plan, his multi-year strategy for PVH's next chapter of growth.

Other public company boards

- **Ralph Lauren Corporation** (2015 to 2017)
- **The RealReal, Inc.** (2019 to 2020)

G. Penny McIntyre

Former Chief Executive Officer, Sunrise Senior Living, LLC



Independent

Age: 61

Director Since 2015

Committee

- Corporate Responsibility (Chair)

Experience

- Chief Executive Officer of Sunrise Senior Living, LLC (a provider of senior living services) from November 2013 to May 2014
- President of the Consumer Group of Newell Brands from 2011 to 2012
- Group President of Newell Brands' Office Products Group from 2009 to 2012
- Senior Vice President, General Manager, Functional Beverages (overseeing still beverages, such as water, tea and coffee) at The Coca-Cola Company, after holding a series of marketing positions of escalating responsibility, including Group Marketing Director, Europe, Asia and Middle East

Expertise

Ms. McIntyre has extensive general management experience gained through operating consumer packaged goods businesses in multiple channels across multiple geographies. She has led sales, marketing and operations teams in Europe, Africa, Japan and the U.S. She has a background in consumer insights, brand building and digital commerce gained through her employment with Coca-Cola, Newell Brands and SC Johnson Wax.

Other public company boards

- None

Amy McPherson

Principal investor and consultant; Retired President and Former Managing Director, Europe, Marriott International, Inc.



Independent

Age: 61

Director Since 2017

Committees

- Audit & Risk Management
- Nominating, Governance & Management Development (Chair)

Experience

- Principal investor and consultant to a kids-focused media business
- President and Managing Director, Europe at Marriott (a global lodging company) from 2009 to 2019
- Joined Marriott in 1986 and served in roles of increasing responsibility, including Executive Vice President of Global Sales and Marketing, Senior Vice President of Business Transformation and Integration, and Vice President of Finance and Business Development

Expertise

Ms. McPherson has considerable experience in overseeing business operations and development in Europe, having overseen multiple brands of hotels for Marriott, the world's largest hotel company. She has overseen acquisitions and strategic partnerships and implemented and executed strategies on both a regional and global basis. In addition, Ms. McPherson has experience managing Marriott's global and field sales, marketing, loyalty program, revenue management, e-commerce, worldwide reservation sales and customer care, and sales channel strategy and analysis.

Other public company boards

- **Royal Caribbean Cruises Ltd.** (since 2020)

Allison Peterson

Chief Customer Officer, Best Buy Co., Inc



Independent

Age: 48

Director Since 2021

Committees

- Compensation
- Nominating, Governance & Management Development

Experience

- Executive Vice President, Chief Customer Officer at Best Buy (a leading provider of technology products, services and solutions) since May 2020[1]
- Chief Customer and Marketing Officer at Best Buy from 2019 to 2020
- President, E-Commerce at Best Buy from 2017 to 2018
- Vice President, Category Marketing at Best Buy from 2015 to 2017
- Previously worked in merchandising and demand planning at Target Corporation

Expertise

Ms. Peterson has extensive experience in strategic planning, marketing strategy and execution, digital marketing, e-commerce, multi-channel retailing, financial analysis, cross-functional teaming, negotiating and building vendor relations, assortment planning and buying. She has played an instrumental role in building out the digital presence of a major retailer to align with new consumer behaviors. She also has a proven track record of delivering strong consumer engagement fueled by strategic marketing, cross-channel experiences, and brand positioning.

Other public company boards

- None

1 Ms. Peterson will be stepping down from her role effective May 31, 2023 and leaving Best Buy in September 2023.

Edward R. Rosenfeld

Chief Executive Officer, Steven Madden, Ltd.



Independent

Age: 47

Director Since 2014

Committee

- Audit & Risk Management (Chair)

Experience

- Chief Executive Officer of Steven Madden (a fashion footwear and accessories company) since 2008
- Part of the executive management team of Steven Madden since 2005, serving in finance and strategic planning roles
- Investment banker in a mergers and acquisitions practice focused on the retail and apparel industries prior to joining Steven Madden

Expertise

Mr. Rosenfeld has over 25 years of experience focused on the retail, apparel and footwear industries as both an executive and an investment banker.

Other public company boards

- **Steven Madden, Ltd.** (since 2008)

Amanda Sourry

Former President, Unilever North America



Independent

Age: 59

Director Since 2016

Committees

- Compensation (Chair)
- Nominating, Governance & Management Development

Experience

- President of Unilever North America (a personal care, foods, refreshment, and home care consumer products company) from 2018 to 2020
- Head of Global Customer Development of Unilever, from 2018 to 2019
- President, Global Foods Category of Unilever plc from 2015 to 2017
- Executive Vice President, Global Haircare of Unilever from 2014 to 2015
- Executive Vice President of Unilever U.K. and Ireland from 2010 to 2014

Expertise

Ms. Sourry has extensive global marketing and business experience in consumer products and customer development, including overseeing Unilever's digital efforts. She has held roles in the U.S. and throughout Europe and served in global product positions. Ms. Sourry was actively involved in Unilever's global diversity, gender balance and sustainability initiatives.

Other public company boards

- **The Kroger Co.** (since 2021)

Directors Not Standing for Re-Election

We are extremely appreciative for the long and dedicated service to PVH of Messrs. Fuller and Marino, who are retiring as directors.

For over 30 years, we have benefited from the tremendous contributions of Joseph B. Fuller. During that time, he has provided strong leadership on the Board and effective counsel to five Chief Executive Officers. Mr. Fuller played an instrumental role as we grew from a North America menswear company to one of the largest global apparel companies in the world. As Chair of our Nominating, Governance & Management Development Committee from 2003 through March 2023, Mr. Fuller ensured our governance was always aligned with best practices.

James Marino has provided strong leadership on the Board during his 16 years of service, including most recently as a vital member of our Audit & Risk Management Committee. He also was for many years a member of our Nominating, Governance & Management Development Committee. With valuable experience gained as a CEO of a consumer products company that he led through a successful sale during his tenure on our Board. Mr. Marino has been an effective member of our Board and counsel to our Chief Executive Officers in connection with market perspectives, consumer insights, mergers and acquisition activity, and other matters.

Joseph B. Fuller

Professor of Management Practice in Business Administration, Harvard Business School



Independent

Age: 66

Director Since 1991

Committee

- Nominating, Governance & Management Development

Experience

- Professor at Harvard Business School since 2012, where he teaches general management classes and co-leads an initiative called "Managing the Future of Work"
- Visiting Fellow at the American Enterprise Institute
- Founded Joseph Fuller LLC (a business consulting firm) in 2013
- Founder, Director and Vice-Chairman of Monitor Company LP (an international management consulting firm) from 1983 to 2013

Other public company boards

- None

V. James Marino

Retired Chief Executive Officer, Alberto-Culver Company



Independent

Age: 72

Director Since 2007

Committee

- Audit & Risk Management

Experience

- President and Chief Executive Officer of Alberto-Culver Company (a global consumer products company) for five years until his retirement in 2011
- President of Alberto-Culver Consumer Products Worldwide from 2004 to 2006
- President of Alberto Personal Care Worldwide, a division of Alberto-Culver Company, from 2002 to 2004

Other public company boards

- **Alberto-Culver Company** (2006 to 2011)
- **OfficeMax Incorporated** (from 2011 to 2013, when OfficeMax merged into Office Depot)
- **Office Depot, Inc.** (2013 to 2020)

Corporate Governance

Independence

The Board of Directors has evaluated the independence of each of the directors and nominees for director in relation to the rules of the New York Stock Exchange (“NYSE”). The independence inquiry included the additional criteria for service on the Audit & Risk Management Committee and the Compensation Committee for the directors who are members of those committees. The Board determined that Mr. Larsson, our CEO, is not independent, and that each of our other current directors is independent.

In making these independence determinations, the Board of Directors considers whether a director has or had a relationship with PVH that would disqualify the individual from being considered independent under applicable regulations, that would require disclosure under applicable regulations, or that might otherwise be deemed material to the director, the director’s family or PVH, including whether there are any employment or consulting arrangements between any such individual and third parties that provide services to us. None of the directors, other than Mr. Larsson, has a material relationship with PVH, either directly or as a partner, stockholder or officer of an organization that has a relationship with PVH, nor does any other director have a direct or indirect material interest in any transaction involving PVH.

No family relationship exists between any director or executive officer of PVH and any other director or executive officer.

Leadership Structure of the Board

The Board believes that no single leadership model is necessarily best for PVH. Historically the Board had a combined Chair and CEO with an independent presiding director. With the retirement of our former CEO as Chair at the end of calendar 2021, we made the decision to have an independent, non-executive Chair. The Board believes that having an independent director serve as Chair is the most effective leadership structure for the Board right now as it allows Mr. Larsson to focus on his responsibilities as Chief Executive Officer, including the execution of the PVH+ Plan. Mr. Calbert’s background as a public company director with extensive Chair experience, along with his deep expertise in the retail and consumer sectors, makes him qualified for the Chair role.

The duties of the Chair include:

- **Leading** all meetings of the Board, including executive sessions of the independent directors;
- **Serving** as the liaison between the non-management directors and the Chief Executive Officer;
- **Guiding** the annual review of the Chief Executive Officer’s performance and compensation;
- **Serving** as a sounding board for, and providing advice and guidance to, the Chief Executive Officer;
- **Discussing** with management or approving non-routine information sent to the Board;
- **Ensuring implementation** of Board requests on standing and timely agenda items;
- **Reviewing** and approving meeting agendas;
- **Ensuring** there is sufficient time for discussion of all agenda items;
- **Driving** the Board refreshment program;
- **Calling** meetings of the independent directors, if appropriate; and
- **Participating** in, or consulting on, communications with stockholders, when appropriate.

We do not anticipate a situation in the foreseeable future where we would recombine the roles of Chair and CEO. Our Corporate Governance Guidelines provide that, if the Chief Executive Officer (or another associate) serves as Chair, or the Chair otherwise is not independent, the Nominating, Governance & Management Committee must nominate, and the independent directors must elect, an independent director to serve as presiding director. Any independent director serving as presiding director will have duties similar to those described for the Chair.

In addition to having an independent Chair (or presiding director, when applicable), the Board has adopted a number of governance practices to ensure effective independent oversight. Among these practices, which are set forth in our Corporate Governance Guidelines, are a requirement that the members of all key Board committees meet the independence requirements prescribed by the NYSE, and a policy that the Board will hold executive sessions of the independent directors at the end of every Board meeting, as well as at other times the independent directors choose.

Risk Oversight

The Board of Directors oversees the management of risks related to the operation of our business. As part of its oversight, the Board receives periodic reports (no less often than annually) from members of senior management on various aspects of risk, including our enterprise risk management program, business continuity planning, and cybersecurity. Each Board committee oversees the management of risks that fall within its areas of responsibility, as summarized below. In performing this function, each committee has full access to management, as well as the authority to engage advisors. Committee chairs report on their committees' activities, including agenda items relating to risk, at each Board meeting following a committee meeting, and can raise risk issues with the full Board at that time. The Board and each of its committees also meets with, receives reports from, and works with management to navigate our company and businesses through the impacts of macroeconomic events, such as the COVID-19 pandemic, as we seek to mitigate the effects through business, operational, financial and human capital management initiatives.

The Audit & Risk Management Committee has principal Board-level responsibility for reviewing and assessing the company's significant risks (such as business, financial and financial reporting, cybersecurity, technology, and data privacy risks) and management's program to assess, monitor and manage such exposures. As part of this role, the Audit & Risk Management Committee:

- monitors the operation of our enterprise risk management program;
- receives an annual enterprise risk management report, in which management identifies our most significant operating risks and the mitigating factors that temper those risks, based on the results of an annual, in-depth exercise in which a broad spectrum of associates and executives from key areas and all regions work with an outside expert to identify relevant areas of risks and mitigating factors;
- receives quarterly reports on the status of our network security framework, the status of information security initiatives and any new security incidents, and strategies implemented to address those risks;
- receives reports at all meetings (other than the quarterly calls to review earnings releases and periodic reports) on our cybersecurity and data privacy efforts, including an annual in-depth review of strategy and initiatives for the coming year, presented by our Senior Vice President, Information Security or Chief Information Officer;
- receives reports at most meetings on risks and developments relating to our IT systems upgrades;
- receives updates whenever there are changes in applicable accounting and financial reporting rules, as well as detailed presentations on significant accounting and financial reporting decisions made in connection with a press release or periodic report;
- receives annual reports from the Compliance and Privacy teams (which report to our General Counsel) on regulatory updates globally, training and whistleblower reporting;
- monitors the handling of claims of allegations of fraud and auditing and accounting irregularities, as well as legal claims with potentially material impact, when they arise;
- receives presentations on insurance and other areas of risk and risk management; and
- meets privately on a regular basis with representatives of our independent auditors to discuss our auditing and accounting processes and management.

The Compensation Committee considers as part of its oversight of our executive compensation program whether the incentive awards it administers are properly aligned with stockholder value creation, corporate objectives, and our Code of Business Conduct and Ethics. As part of this role, the Compensation Committee:

- receives an annual risk assessment from its compensation consultant that analyzes the risks represented by each component of the program, as well as mitigating factors; and
- develops policies, such as our Clawback Policy, to mitigate potential risks.

The Compensation Committee also annually performs an extensive analysis of incentive compensation arrangements throughout the company to ensure they do not create excessive or unwanted risk.

For more information, *see* "Risk Considerations in Compensation Programs," which begins on page 59.

The Nominating, Governance & Management Development Committee oversees risks related to governance issues. As part of this role, the Nominating, Governance & Management Development Committee:

- administers an active succession planning process for the Chief Executive Officer, including to reduce risks in the event our Chief Executive Officer needs to be replaced on an emergency basis;
- considers the implications when directors change their principal employment or seek new directorships to ensure there are no conflicts of interest or loss of skill set;
- conducts a rigorous annual evaluation program to determine if the individual directors, Board and Board committees are performing effectively and in the best interests of PVH and our stockholders; and
- monitors developments in governance practices in the areas of stockholder rights and board structure and governance, and annually considers appropriate changes to policies and charter documents.

The Corporate Responsibility Committee is responsible for advising the Board and management with respect to potential risks to PVH's reputation and our role as a socially responsible organization. As part of this role, the Corporate Responsibility Committee:

- monitors human rights, work conditions and environmental programs administered by our global Corporate Responsibility team, mainly with respect to the operations of suppliers and factories in our supply chain;
- monitors our response to climate and environmental risk, including cross-sector collaboration on global solutions and relevant policies, and evolving business practices, such as reducing waste, prioritizing climate-friendly raw materials, and investing in renewable energy; and
- monitors and advises on significant corporate responsibility-related events and activities impacting the industry, such as, most recently, our response to the COVID-19 pandemic, including donations towards global relief efforts, and our work to help create and endorse the International Labour Organization's Call to Action to protect garment workers and establish long-term systems of social protection.

Cybersecurity and Data Privacy are priority matters for the Board of Directors. Our principal objectives are to protect our information technology equipment, networks, systems, and data (associate, consumer, customer, and business partner) globally.

In support of these objectives, our Information Security Group ("ISG"), a global function that spans our organization, has designed a strategy using the National Institute of Standards & Technology ("NIST") Cybersecurity Framework to mitigate cybersecurity risks that could result in the unauthorized access to and disruption of systems, as well as unauthorized access to and acquisition and manipulation of data. In addition, ISG regularly meets with its business partners on cyber risk education and mitigation through communication of our projects and standards. Our Senior Vice President, Information Security, who reports to our Chief Information Officer, is responsible for implementing the NIST Cybersecurity Framework.

ISG has implemented and continues to improve on its cybersecurity standards, security tools, associate training programs, and security breach procedures to build a best-in-class program.

To measure the effectiveness of this program, we perform:

- monthly phishing exercises and education;
- annual table top breach exercises; and
- regular penetration tests.

In addition, on an annual basis, we have independent providers conduct:

- a PCI-DSS (Payment Card Industry – Data Security Standards) assessment for compliance; and
- a benchmark maturity assessment against NIST Cybersecurity Framework.

Further, our Internal Audit Department evaluates our information security program and ISG function via various information security and cybersecurity audits that are performed throughout the year, as well as through internal controls testing under Section 404 of the Sarbanes-Oxley Act.

Board, Committee and Director Evaluations

The Board believes it is important to address its role, the presentation topics at its meetings, and its capabilities and effectiveness on a regular basis. Board, director and committee evaluations — and discussions about the results of those evaluations — are integral to this process. The Nominating, Governance & Management Development Committee oversees the annual Board evaluation process.

1. Questionnaires designed and distributed

The Nominating, Governance & Management Development Committee uses comprehensive questionnaires covering the Board and each committee. The Board questionnaire includes rated and open-ended questions about the individual performance of each director (in regard to commitment, participation, preparedness and contributions) and the willingness of directors to act independently and to constructively challenge management on strategy, decisions and performance. The Board and committee questionnaires also contain questions relevant to management on topics such as support of and responsiveness to the Board, availability of management outside of meetings, the content of presentations, the appropriateness of agenda items, and the sufficiency and timeliness of information provided to the Board in advance of or between meetings. Directors also complete individual self-assessments. The form and content of all our questionnaires are reviewed annually and revised as necessary.

2. Responses collected

All directors are required to complete these questionnaires and the self-assessment. The questionnaires for each committee are also completed by executives and outside advisors who regularly attend the relevant committee's meetings. In addition, members of management provide separate feedback on the performance of the Board and individual directors.

3. Results reviewed

The results of the Board questionnaires and individual self-assessments, along with management's feedback, are initially reviewed by the Nominating, Governance & Management Development Committee to determine the key issues to be presented to the full Board, the manner of that presentation, and any issues to be addressed with individual directors. The aggregated results for the Board, along with comments (without attribution), are provided to every director, and the input regarding individual committees is provided to the committee members. The independent directors hold a meeting annually to discuss the results of and comments received on the Board questionnaires and to develop and implement plans for improvement. Similarly, the members of each committee consider their survey results and comments at a regular meeting.

4. Feedback delivered

The Chair (or if the Chair is not an independent director, the presiding director) or the Chair of the Nominating, Governance & Management Development Committee will speak to individual directors about personal performance issues raised and provide suggestions for improving performance or addressing particular needs. The Chair (or presiding director) also meets individually with each of the other independent directors on an annual basis to discuss their performance based on Chair's (or presiding director's) own observations, management feedback, and discussion at meetings of the Nominating, Governance & Management Development Committee. In addition, relevant findings are communicated to management in order to seek solutions to improve the effectiveness of the Board and Board meetings.

The Nominating, Governance & Management Development Committee will consider retaining an outside consultant to assist with an assessment of the Board and the directors after it completes the current phase of the refreshment program.

Board Refreshment

Evaluating current Board composition

The Nominating, Governance & Management Development Committee follows a formal, ongoing process for director succession and is actively engaged in a refreshment process. Our refreshment process is designed to ensure we have the appropriate breadth and depth of experience on the Board to effectively perform the Board's responsibilities. The addition of four new independent directors in less than four years, and the fact that only three nominees have a tenure of more than seven years and none more than ten years, demonstrates the success of this process.



Board Refreshment Over the Past Ten Years (2013 – 2023)
+10
Directors Added
Years
10
7
4
8.8
9.1
4.6
2013
2018
2023
Average Tenure of Proxy Nominees
Years
61
58
55
60.8
58.9
55.6
2013
2018
2023
Average Age of Proxy Nominees
Percent
60
50
40
42%
42%
60%
2013
2018
2023
Gender/Racial Diversity of Proxy Nominees

The refreshment process has several goals:

- identify qualities and skills needed for service on our Board;
- identify the qualities and skills each current director possesses;
- assess how the current directors deploy their qualities and skills for the benefit of PVH;
- determine whether any additional skill sets or other attributes are necessary to fill gaps in the current Board;
- establish a succession strategy and execute against that strategy, including planning well in advance of mandatory retirements; and
- perform on-boarding and transitioning for new directors.

The Nominating, Governance & Management Development Committee uses a skills matrix to assess the strengths and needs of the Board in relation to our current business strategy, expected future strategic needs, and the current state of our industry. The matrix incorporates areas of operating and industry experience that Committee members have determined should be represented on our Board, as well as skills that governance and self-regulatory organizations consider when evaluating boards of directors. Using directors' self-assessments and assessments from the other directors and management, the Committee populates the matrix, showing the extent to which each current director has the desired qualities and skills.

The Nominating, Governance & Management Development Committee regularly reviews the skills matrix, along with individual director demographics, tenure and committee memberships, and considers our total Board composition and demographics compared to our peers and evolving governance practices, to determine whether we need to add directors with specific qualities or skills. As part of the Board's refreshment process, the Committee reviewed the skills matrix and decided to expand the desired skills and experience to ensure the composition of the Board remains appropriate, including taking into account the company's PVH+ Plan strategy announced in 2022.

Director Nominee Skills

The Nominating, Governance & Management Development Committee believes our Board of Directors is most effective when its members represent a mix of the attributes, skills and experience shown below, as well as elements of individual diversity.

	Ajay Bhalla	Michael M. Calbert	Brent Callinicos	George Cheeks	Stefan Larsson	G. Penny McIntyre	Amy McPherson	Allison Peterson	Edward R. Rosenfeld	Amanda Sourry
Operating Experience										
Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or Chief Accounting Officer (or Performing Similar Functions)		●	●		●	●			●	
Business Unit Chief Executive Officer, President, Chief Operating Officer or Similar Leadership Position	●			●	●	●	●	●		●
Financial Expertise		●	●		●		●		●	
Industry Experience										
Consumer Products or Services	●	●	●		●	●	●	●	●	●
Digital/E-commerce	●		●		● (blue)	● (blue)	●	●	● (blue)	●
Technology/Cyber Risk/Information Security	●		●				○ (blue)			
Regulatory/Corporate Governance	●	●	●						●	
International Experience		● (gray)	● (gray)		●	●	●		● (gray)	●
New for 2023										
Risk Management	●	●	●							
Sales/Marketing/Public Relations	●				●	●	●	●		●
Strategic Planning/Development	●	●	●		●	●	●	●	●	●
Human Capital Management				○	○	○	○		○	
Diversity/Equity/Inclusion	●		●			●	●			●
Climate	●		●							●

● (blue) C-suite experience managing a business with an ecommerce component vs. direct experience managing an e-commerce business

● (gray) C-suite experience managing a business with international operations vs. actually operating within an internationally-based business

○ Experience obtained as a result of directly overseeing the human capital management function

○ (blue) Experience obtained as a result of directly overseeing the technology/cyber risk/information security function

Identifying potential new directors

In evaluating potential new directors, the Nominating, Governance & Management Development Committee will consider the needs identified by our formal review process and the resulting skills matrix, and also may consider factors such as each candidate's professional experience; business, charitable or educational background; performance in current position; reputation; age; and service on other boards of directors. Potential candidates have been identified at various times by members of the Board, by third-party search and recruiting firms retained for that purpose (as was the case with our newest independent directors), and by senior executives.

The Nominating, Governance & Management Development Committee will consider a nominee recommended by a stockholder if the recommendation is made in writing and includes (i) the qualifications of the proposed nominee to serve on the Board, (ii) the principal occupations and employment of the proposed nominee during the past five years, (iii) each directorship currently held by the proposed nominee, and (iv) a statement that the proposed nominee has consented to the nomination. The recommendation should be addressed to our Secretary. The expectation is that candidates recommended by stockholders will be evaluated in substantially the same way we evaluate candidates identified by the Committee.

Diversity

The Nominating, Governance & Management Development Committee considers the diversity of the Board and potential candidates in selecting new directors. In connection with the current Board refreshment program, the Committee has instructed search and recruiting firms to include female and diverse candidates in all pools of prospective directors that they present, but does not have a specific diversity policy. In practice, the Committee reviews whether a candidate would contribute to the diversity of skills, abilities, and experience represented in our skills matrix, as well as the candidate's race, ethnicity, gender identity and sexual orientation. We are proud of the diversity of backgrounds that characterizes our current Board of Directors, including that over half of our nominees for director are women or members of underrepresented minorities, and we believe the Board's diversity provides significant benefits to PVH.

Board Diversity Matrix

Number of Director Nominees: 10			
	Female	Male	Non-Binary
Part I: Gender Identity			
Directors	4	6	0
Part II: Demographic Background			
African American or Black	0	0	0
Alaskan Native or Native American	0	0	0
Asian	0	1	0
Hispanic or Latinx	0	0	0
Native Hawaiian or Pacific Islander	0	0	0
White	4	4	0
Two or More Races or Ethnicities	0	1	0
LGBTQIA+	0	1	0
Did Not Disclose Demographic Background	0	0	0

Proxy Access

We have a proxy access provision in our By-Laws. This provision allows qualified stockholders to nominate director candidates for election to our Board, and for those director candidates to be included in our proxy materials. Under the proxy access provision, a group of up to 20 stockholders that collectively has owned at least 3% of our common stock for at least three years may nominate director candidates constituting up to the lesser of two directors and 20% of our Board, subject to certain informational and procedural requirements.

The Nominating, Governance & Management Development Committee evaluated a number of different factors and potential formulations in adopting our proxy access provision before recommending it to the Board for approval. We believe the provision gives stockholders a meaningful opportunity to participate in the director nomination process, while also imposing reasonable thresholds to avoid unnecessary administrative costs and to ensure the nominating stockholders have an appropriate and genuine interest in PVH and its governance.

Mandatory Retirement

Directors cannot be nominated for re-election if they will be 72 years old on the date of the applicable annual meeting. The Board believes that imposing a mandatory retirement age is an effective way to ensure director refreshment.

Stockholder Engagement

We regularly engage with stockholders to understand their concerns and their perspectives on our company and our business. We meet with and speak to stockholders during appearances by management at scheduled events, as well as in one-on-one meetings and through conference calls held throughout the year. Our CEO, CFO, and heads of investor relations held discussions during 2022 with over 80% of our top 15 stockholders who are active managers (*i.e.*, excluding index funds and others who do not meet with management) and who hold over 40% of PVH's outstanding shares. Additionally, meetings have been held with stewardship teams of passive and active investors. Others who have met with investors include our Chair, the Chair of our Corporate Responsibility Committee, our General Counsel and our Chief Sustainability Officer in connection with ESG (environmental, social and governance) discussions with ESG funds, ESG teams of large institutional investors, and others.

We held discussions during 2022 with over

80%

of our top 15 stockholders who are active managers

Our discussions with stockholders in 2022 often were focused on our recently unveiled PVH+ Plan, which is focused on unlocking the full potential of our global, iconic brands, *Calvin Klein* and *TOMMY HILFIGER*, by connecting them closer to where the consumer is going than any time before through a digitally-, consumer- and brand-led approach.

Other common issues discussed included:

- Our long-term growth targets
- Our senior leadership team
- Growth opportunities for each of our branded businesses, including regional and category opportunities
- Our plans and perspectives on, as well as expected impact on us of, macroenvironmental issues and the ongoing pandemic
- The competitive landscape and how we are positioned to gain market share globally
- Our initiatives to grow digital commerce
- Our consumer engagement initiatives, both globally and regionally
- Our development of a demand and data-driven operating model which includes infrastructure investments, such as supply chain optimization and speed to market initiatives
- How we are driving operating efficiencies across each of our businesses to improve our cost competitiveness
- Free cash flow, particularly how it is used for capital allocation, such as stock repurchases and dividend policy
- Our corporate responsibility program

We also engage with stockholders on our compensation practices, most notably on CEO compensation, and periodically seek input regarding our compensation program and the compensation paid to our senior executives. The Compensation Committee has discussed and considered communications received from stockholders relating to our compensation program, and, in the past, the Committee Chair has responded to inquiries. In addition, the members of the Compensation Committee typically attend our Annual Meeting and are available to answer questions regarding our compensation program.

Feedback from our stockholders typically is positive, and we generally have not received any requests to undertake changes to our compensation practices, adopt corporate governance measures, undertake additional (or enhance existing) corporate responsibility initiatives, or expand our engagement practices.

Director On-Boarding

We believe a wide-ranging orientation is important in positioning new directors for success, so we conduct a comprehensive on-boarding process. Our Board orientation includes pairing each new director with a seasoned member of the Board who serves as a peer mentor for the first three to six months. In addition, new directors participate in a corporate, business and financial orientation program that involves substantive individual meetings with the members of our Executive Leadership Team and others. For example, the Chief Executive Officer will brief new directors on current business; the Chief Financial Officer will speak about our financial performance and capital structure; the Chief Strategy Officer will discuss strategy; the General Counsel will discuss corporate governance, periodic reporting and stock-related matters; the Chief People Officer will report on human resources strategies, key talent and succession planning; and the leader of our Investor Relations team will discuss the stockholder base and investor relations. In addition, senior executives of our brand businesses provide an overview of their respective businesses. The orientation extends to the Board committees on which a new director will sit and includes an introductory session with the Chair or other committee members and potentially executives and outside advisors who work with the committee. Securities and Exchange Commission ("SEC") filings and other information are provided as a background resource. We endeavor to have all new directors visit our European headquarters in Amsterdam within their first year of service.

Ongoing Director Education

We have created a website for directors that is part of our PVH University learning management platform. The site provides directors with access to information on director educational conferences and programs, our PVH Complies compliance training courses, and the extensive library of courses we offer to our associates. To help directors use the site more efficiently, programs, conferences and classes recommended by other directors and our Talent Development Team are flagged.

We encourage directors to pursue educational opportunities to enable them to better perform their duties and to learn about emerging issues. Moreover, our Corporate Governance Guidelines strongly encourage directors to attend at least one external director education program per year. We provide access to educational materials and resources, including subscriptions to outside publications relevant to governance and our industry, and membership in governance organizations. We do not limit the amount of time or money that can be spent on director education, although we do evaluate the courses and conferences to confirm the subject matter is appropriate for the director and their role. We recommend courses that directors have found worthwhile, and directors can identify other programs they think will support them in their roles. Directors attended six external courses and conferences in 2022 on topics including executive compensation, investor priorities and board committee functions.

The Nominating, Governance & Management Development Committee may request that directors seek out particular education programs or that the Board receive presentations based on results from the Board questionnaires and individual director self-assessments.

We often incorporate travel to PVH facilities and facilities operated by business partners to educate directors on our global operations, as well as matters related to the committees on which they serve. For example, the entire Board traveled in 2019 to Amsterdam, where our European headquarters is based, and Dusseldorf, the headquarters for the largest business in Europe. The meetings there enabled the Board to meet with key members of management in those offices, to meet the country managers of each European office, and to tour our offices and certain key retail operations. Trips of this nature were impossible from 2020 through 2022, but we have scheduled a trip to our European headquarters for 2023.

Management Succession Planning

The Nominating, Governance & Management Development Committee engages in detailed succession planning. Succession plans for the Chief Executive Officer and the senior management team are reviewed regularly by the CEO and Chief People Officer with the Committee. Status reports on talent and succession plans are presented to the full Board two times a year.

The succession planning process includes both identifying and developing plans for promising internal candidates and monitoring external talent. The plan includes mid-term and long-term solutions and arrangements in the event an emergency arises.

Committees

The Board of Directors has four standing committees: Audit & Risk Management; Compensation; Nominating, Governance & Management Development; and Corporate Responsibility. Each committee has a written charter adopted by the Board of Directors that is available on our website at PVH.com/investor-relations/governance. The Board has determined that all members of the four standing committees satisfy the independence requirements under NYSE listing standards and SEC rules.

Audit & Risk Management Committee



Edward R. Rosenfeld (Chair)

Ajay Bhalla (beginning September 2022)

Brent Callinicos (beginning March 2023)

V. James Marino

Amy McPherson

11 MEETINGS IN 2022

The Audit & Risk Management Committee is directly responsible for the appointment, compensation, and oversight of the work of the outside auditing firm. In addition, the Audit & Risk Management Committee helps the Board fulfill its oversight functions relating to the quality and integrity of our financial reports by:

- monitoring our financial reporting process and internal audit function;
- monitoring the outside auditing firm's qualifications, independence, and performance; and
- performing such other activities consistent with its charter and our By-Laws as the Committee or the Board deems appropriate.

The Board has determined that all members of the Audit & Risk Management Committee meet the heightened independence requirements for purposes of audit committee service under NYSE listing standards and SEC rules, and each also qualifies as an "audit committee financial expert," as defined in SEC rules.

Compensation Committee



MEMBERS

Amanda Sourry (Chair)

Michael M. Calbert (beginning May 2022)

George Cheeks (beginning June 2023)

Allison Peterson

Henry Nasella (served until June 2022, when he retired from the Board)

7 MEETINGS IN 2022

The Compensation Committee discharges the Board's responsibilities relating to the compensation of our executive officers. The Compensation Committee also has overall responsibility for evaluating and approving, or recommending to the Board for approval, all of our compensation plans, policies, and programs, and is responsible for preparing the Compensation Committee Report that appears in this Proxy Statement. The Compensation Committee is authorized to delegate limited authority to enable appropriate corporate officers to make equity awards subject to parameters the Committee establishes. For more information on the authority granted to our Chief People Officer to grant equity awards, *see* "Compensation Committee Process," which begins on page 44.

Our Chief Executive Officer; Chief People Officer; Senior Vice President, Global Total Rewards; and General Counsel regularly attend and participate in Compensation Committee meetings, as do representatives of ClearBridge Compensation Group, the Committee's independent compensation consultant since 2009. For more information on the independent compensation advisor, *see* "Independent Compensation Consultant," which begins on page 45.

The Board has determined that all members of the Compensation Committee meet the heightened independence requirements for purposes of compensation committee service under SEC rules.

There were no interlocks or relationships involving any member of the Compensation Committee during 2022 that are required to be disclosed under the SEC's rules or proxy regulations.

Nominating, Governance & Management Development Committee



MEMBERS

Amy McPherson (Chair)

Michael M. Calbert (beginning May 2022)

Joseph B. Fuller

Allison Peterson (beginning March 2023)

Amanda Sourry

Henry Nasella (served until June 2022, when he retired from the Board)

5 MEETINGS IN 2022

The Nominating, Governance & Management Development Committee is charged with:

- identifying individuals qualified to become Board members;
- recommending director nominees to the Board;
- recommending members for each Board committee;
- overseeing Board, committee and director evaluations;
- reviewing the Corporate Governance Guidelines and recommending changes to the full Board;
- conducting Chief Executive Officer succession planning, and receiving detailed succession planning presentations for senior management;
- monitoring senior management development; and
- monitoring issues of corporate culture and conduct.

Corporate Responsibility Committee



MEMBERS

G. Penny McIntyre (Chair)

Brent Callinicos

George Cheeks

4 MEETINGS IN 2022

The Corporate Responsibility Committee is charged with acting in an advisory capacity to the Board and management with respect to policies and strategies that affect PVH's role as a socially responsible organization, generally consisting of oversight and guidance with respect to *Forward Fashion*. *Forward Fashion* is our corporate responsibility program intended to transform how clothes are made and (re)used and move our business and the fashion industry toward a more innovative and responsible future. The Committee also receives reports on our I&D program, PVH University, The PVH Foundation (our charitable and philanthropic organization), our business resource groups (affinity groups for working parents; Black, Latinx, and Asian American and Pacific Islander associates; women; members of the LGBTQIA+ community; and other communities within PVH), and other ways we advance our core values.

Meetings

Our Corporate Governance Guidelines require all members of the Board of Directors to use reasonable efforts to attend, in person or by telephone or video conference, all meetings of the Board and of any committees on which they serve, as well as the annual meeting of stockholders. All but one of our directors who were nominees for election at the 2022 Annual Meeting of Stockholders attended the meeting, and we expect all nominees for director to attend the 2023 meeting. There were six meetings of the Board of Directors during 2022.

94.3%

attendance

at Board meetings and 98.9% at Committee meetings

Board meetings typically cover four categories of business, as described below.

- **Corporate governance matters.** These discussions include approval of minutes and dividends, committee reports, and the review of committee charters, Board policies, and SEC filings.
- **Standing agenda items.** These discussions address matters such as business and financial updates, budget review and approval, corporate strategy and strategic opportunities/ alternatives, capital structure, stockholder activism, and updates on enterprise risk management, corporate responsibility and other programs.
- **Topical issues.** The Board receives presentations on and, as appropriate, considers matters such as competitive and industry developments, advertising and marketing campaigns, regulatory updates, capital programs, and initiatives like speed-to-market, sourcing, health and safety of employees and those in our supply chain, leadership transitions and organizational restructurings.
- **Transaction-related discussions and approvals.** The Board discusses issues such as financings, acquisitions and joint ventures when they arise.

To ensure that the Board is fully informed about issues under discussion, meetings often include presentations by our corporate officers, senior executives or internal subject matter experts, and outside advisors and consultants. One meeting each year typically is convened to give directors an opportunity to consider and discuss at length matters such as strategy, opportunities, business strengths and weaknesses, and competitive threats. This meeting also provides the directors with exposure to and the opportunity to interact with a large contingent of executives from the global management team. These interactions help the Board assess the talent pool globally.

Executive Sessions

Each Board meeting begins in an executive session of all the directors. This session includes an overview of the agenda by the Chief Executive Officer and a preview of some of the key issues confronting management. In addition, the executive session gives directors an opportunity to prepare possible lines of questioning for management and outside advisors and enables the Board to discuss issues that they do not want to raise with the rest of management present. On occasion, additional members of management are invited to participate with respect to discrete items.

Our independent directors also meet at the end of each regular meeting (and other times) in executive session to discuss Board presentations, management performance, and the performance of our Chief Executive Officer. Our Chair (or if the Chair is not an independent director, the presiding director) leads these sessions.

CEO Evaluation

The Chair (or if the Chair is not an independent director, the presiding director) meets with our Chief Executive Officer at least annually to discuss the Board's feedback on the CEO's performance and suggest areas for improvement. The feedback is elicited through a written performance evaluation completed by each director that solicits both quantitative and qualitative responses regarding five key areas of performance: Leadership and People; Strategic Planning; Financial Results; External Relations; and Board Relations.

Transactions With Related Persons

SEC rules require us to disclose certain transactions with "related persons." These are transactions, with some exceptions, involving amounts in excess of $120,000 between PVH on one side and one of the following categories of people on the other side:

- a current director or executive officer;
- a person who, during our most recently completed fiscal year, served as a director or executive officer;
- a nominee for director;
- a holder of more than 5% of our common stock; or
- an immediate family member of someone who falls into one of the foregoing categories.

No transactions met these criteria in 2022.

The Audit & Risk Management Committee is required to review and approve any transaction between PVH and any director or executive officer that will, or is reasonably likely to, require disclosure under SEC rules. In determining whether to approve any such transaction, the Committee will consider the following factors, among others, to the extent relevant to the transaction:

- whether the terms of the transaction are fair to PVH and on the same basis as would apply if the transaction did not involve a related person;
- whether there are business reasons for PVH to enter into the transaction;
- whether the transaction would impair the independence of an outside director; and
- whether the transaction would present an improper conflict of interest for a director or executive officer, taking into consideration such factors as the Committee deems relevant, such as the size of the transaction, the overall financial position of the individual, the direct or indirect nature of the individual's interest in the transaction, and the ongoing nature of any proposed relationship.

Additionally, under our Code of Business Conduct and Ethics and our Conflict of Interest Policy, our directors and associates, including executive officers, have a duty to report all potential conflicts of interest, including transactions with related persons. We have established procedures for reviewing and approving disclosures under the Conflict of Interest Policy, and all disclosures are discussed annually with the Audit & Risk Management Committee.

Governing Documents

Corporate Governance Guidelines. Our Corporate Governance Guidelines address matters such as director qualifications and responsibilities, Board committees and their charters, the responsibilities of the independent Chair or presiding director (as applicable), director independence, director access to management, director compensation, director orientation and education, evaluation of management, management development and succession planning, and annual performance evaluations for the Board. The Nominating, Governance & Management Development Committee reviews the Corporate Governance Guidelines annually and determines whether to recommend changes to the Board.

Code of Ethics for Chief Executive Officer and Senior Financial Officers. Our Code of Ethics is designed to ensure full, fair, accurate, timely and understandable disclosure in the periodic reports we file with the SEC. We intend to disclose on our website any amendments to, or waivers of, the Code of Ethics that would otherwise be reportable on a Current Report on Form 8-K. Any such disclosure will be posted within four business days following the date of the amendment or waiver.

Code of Business Conduct and Ethics. The Code of Conduct and Ethics, which applies to all PVH directors, officers and associates, addresses matters such as conflicts of interest, insider trading, confidentiality of PVH's proprietary information, and discrimination and harassment.

All of these documents, as well as the charters for our four standing committees, are posted on our website at PVH.com/investor-relations/governance.

How to Contact the Board

Stockholders and other interested parties may send communications to the Board of Directors (or one or more individual directors, such as the non-management directors or the Chair). Any such communication should be addressed to the Board (or individual director) in care of the Secretary of PVH Corp., 285 Madison Avenue, New York, New York 10017.

Values, Governance, Human Capital Resources and Corporate Responsibility

Throughout our 140-year history, we have been passionate about doing the right thing. Our values — individuality, partnership, passion, integrity and accountability — define who we are as a company and we encourage our associates to embody them every day.

As a purpose-led company, we strive to deliver success for all of our stakeholders — from our stockholders to our business partners and the communities and consumers that we serve every day.

Upholding Our Values

Our commitment to our stockholders goes beyond taking responsible actions to increase stockholder value. We are proud that our efforts in regards to business conduct, inclusivity, human capital and sustainability have resulted in PVH earning positive recognition in a variety of ways. In 2022, we ranked No. 3 on the *Business of Fashion Sustainability Index* and ranked #2 in our industry on JUST Capital's Top Companies for the Environment; we received 100% on the Human Rights Coalition's 2022 Corporate Equality Index for the sixth year in a row for our corporate policies and practices related to LGBTQIA+ workplace equality; and were named to the *Forbes* America's Best Employers for Diversity and World's Top Female Friendly Companies lists, and as one of America's 100 Most JUST Companies by *Forbes* magazine and JUST Capital.

Integrity and accountability are pillars in our conduct of business. We maintain a whistleblower reporting system operated by an independent third party with online and telephone reporting options. There are reporting options available to our associates, workers at our suppliers' factories, talent used in our marketing shoots, and employees of our joint ventures. The associate option, which supplements internal reporting options, is available in 15 languages and allows for reporting on an anonymous basis (except when prohibited by law). We have a strict non-retaliation policy to protect associates who report suspected misconduct in good faith, as well as those who cooperate in any investigation.

Governance

We are committed to excellence in corporate governance. To that end, we regularly review our practices and consider adopting new, and changing existing, governance practices as best practices evolve.

We moved from a classified Board to annual elections well before it was a common practice, and our Audit & Risk Management Committee has had a decades-long commitment to independence and meticulous oversight.

In 2021, we completed a CEO transition that was part of a rigorous, multi-year succession planning process in which we considered both internal and external candidates. This transition also subsequently led us to reconsider separating the Board Chair and CEO roles and prompted the Board to appoint an independent, non-executive Chair at the end of 2021. A new independent, non-executive Chair was appointed upon the retirement of the prior Chair in June 2022.

Other relatively recent governance improvements included updating our ownership guidelines to cover a larger number of our senior executives (including all of the active NEOs) and increasing the ownership requirement in some cases; eliminating (with overwhelming stockholder support) the supermajority voting provisions in our Certificate of Incorporation and other antitakeover defenses, and amending our Stock Incentive Plan (again, with strong stockholder support) to add certain restrictions, such as a cap on annual director awards, not paying dividend equivalents on unvested time-vesting awards unless they vest, not accruing dividend equivalents on performance-based awards, and making awards subject to recoupment ("clawbacks").

Human Capital Resources

We believe that attracting, developing and retaining diverse talent is critical to our long-term success. To facilitate talent attraction and retention, we strive to create a strong associate experience and a diverse and inclusive workplace, with opportunities for our associates to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between our associates and their communities.

Inclusion and diversity

We seek to cultivate an environment of inclusion, belonging and equity for all to build a better workplace, drive innovation in the marketplace, and create positive impacts in our communities. We believe we benefit from the unique strengths that each of our associates brings to work, and that a diverse workforce is critical to our long-term success. We strive to improve continuously and make PVH an inclusive work environment through diversity recruitment, development programs, and equitable policies and initiatives.

Our Chief Diversity Officer leads the development and implementation of an integrated global Inclusion & Diversity strategy and works to enhance our ability to attract, develop, retain and promote diverse talent. One example is our business resource groups, which are associate-initiated and associate-led groups that foster a welcoming and supportive diverse community and are intended to contribute to the overall success of the business. These groups, which are dedicated to bringing associates together to increase professional and social networks, enhance career development and business acumen, and contribute to building a more inclusive work environment, are supported by our global and regional Inclusion and Diversity Councils.

The diversity of the Board of Directors continues to be a focus of the Board refreshment program. The seven independent directors who have joined the Board since the beginning of 2015 include four women, a Southeast Asian male and a male who self-identifies as Black/Biracial and LGBTQIA+. These directors bring with them strong operating and industry experience, and contribute important and diverse perspectives that better mirror the overall make-up of our associate and consumer populations.

Talent management and development

Our talent management and development processes support associate performance and development, talent reviews and succession planning. We regularly review succession plans and conduct assessments to identify talent needs and growth paths for our associates. Additionally, our approach to performance and development is designed to motivate our associates to develop, leverage our associates' strengths, and support a coaching and feedback culture, while supporting our talent and succession planning efforts.

Developing our associates is a key strategic priority for us, with the focus on developing leaders and preparing the workforce for the future. PVH University, our global internal learning and development program, provides tools and learning opportunities that empower associates to build core competencies and develop skills necessary for improvement and advancement through engaging and impactful learning content. PVH University programs include academies for leadership. The PVH University library and curriculum include a digital academy to build enterprise digital and data literacy, as well as to support digital transformation initiatives.

Corporate Responsibility

Forward Fashion, our global corporate responsibility strategy, continues to be our roadmap for reaching our time-bound commitments in the critical areas of climate change and human rights. It represents a deepening of our commitment to action and a renewed sense of urgency to use our scale to transform ourselves and the industry. We are committed to the goals outlined in our *Forward Fashion* strategy.

/
FORWARD
FASHION
/

We focused our 2022 global progress on three strategic areas:

- Delivering sustainable products to our consumers
- Advancing climate action and human rights across our value chain
- Increasing transparency to our consumers and other stakeholders

Delivering sustainable products to our consumers

One of our focus areas is to leverage enterprise-level scale to accelerate timely adoption of sustainable materials to deliver sustainable product offerings.

2022 Highlights

- PVH Europe launched partnerships with circular fashion technology group Infinited Fiber Company, and with thredUP, an online consignment and thrift store. Through these partnerships, we raised the percentage of sustainable style offerings across *Calvin Klein* and *TOMMY HILFIGER*; upcycled excess stock into a unique collection sold in Asia flagship stores; launched a clothing takeback and resell program for customers; and updated our shopping bags to communicate post-use recyclability.
- We trained over 800 associates and retail staff to design and develop products with more sustainable materials and production processes to advance the sustainability of *Calvin Klein* and *TOMMY HILFIGER* products.

Advancing climate action and human rights across our value chain

To drive fashion forward, we will ensure that our business operations across our value chain continue to advance our commitment to human rights and climate action.

2022 Highlights

- The PVH Foundation became a lead funder for the Fashion Climate Fund, which unites fashion industry leaders to invest in proven programs that promise to decarbonize the supply chain.
- We announced the first sustainable supply chain finance program that rewards high-performing suppliers with better financing rates based on their sustainability performance.
- We signed the Dindigul Agreement – a groundbreaking joint commitment between apparel brands, worker representative organizations and suppliers to eradicate discrimination based on gender, caste, or migration status in the garment factory setting, and to instead develop a culture of mutual respect.
- We launched a five-year, $5 million partnership with USAID in Bangladesh called Project Thrive which aims to reach over 100,000 women with professional and life skills training.
- PVH Corp. updated the shopping bags used in our Calvin Klein stores in North America, sourcing recycled materials and communicating post-use recyclability.
- Our Calvin Klein North America business increased the product offerings to add more sustainable styles, from 2% to 16%.

Increasing transparency to our consumers and stakeholders

Transparency is important to us and our stakeholders. We have a responsibility to provide accurate information on the sustainability of our products so our consumers can make informed choices.

2022 Highlights

- For the first time, in our 14th annual Corporate Responsibility Report, we published a performance dashboard that provides transparent reporting of progress toward our *Forward Fashion* targets.
- PVH Europe achieved brand certification that provides one of the highest levels of on-product transparency in the industry to our customers and consumers.

Political and Lobbying Activities

PVH does not contribute to political candidates, parties or causes. We do occasionally participate in lobbying activities, principally through our membership in industry associations. For example, in 2020 we were involved ongoing efforts not to have apparel and footwear imported into the U.S. from China subjected to additional tariffs. We believe the additional tariffs would have had a negative impact on retail sales, caused price increases and job losses, and been excessive given the already elevated level of tariffs on these imports as compared to other product categories. We also successfully sought to have the collection of the resulting duties that we pay delayed to help us and other companies navigate the COVID-19 crisis and apply the money to payroll to avoid further furloughs. Additionally, we were involved in lobbying efforts relating to the U.S. pandemic relief legislation.

Director Compensation

Annual Retainers

Non-employee directors are paid annually in a combination of cash and restricted stock units, as shown below.

Recipient	Value and Form of Payment
Each Non-Employee Director	$100,000, in cash
Each Non-Employee Director	RSUs, settled in shares of our common stock with a value of approximately $180,000 on the grant date
Non-Executive Chair	RSUs, settled in shares of our common stock, with a value of approximately $200,000 on the grant date
Chair of the Audit & Risk Management Committee	$45,000, in cash
Other Members of the Audit & Risk Management Committee	$20,000, in cash
Chair of the Compensation Committee	$35,000, in cash
Other Members of the Compensation Committee	$15,000, in cash
Chairs of the Nominating, Governance & Management Development Committee and the Corporate Responsibility Committee	$25,000, in cash
Other Members of the Nominating, Governance & Management Development Committee and the Corporate Responsibility Committee	$10,000, in cash

Non-employee directors are reimbursed for their meeting-related expenses in addition to receiving the compensation disclosed above.

Compensation for our non-employee directors is reviewed annually. In June 2022, upon the recommendation of the Nominating, Governance & Management Development Committee, the Board approved increases to the annual cash retainer (from $95,000), the annual equity grant (from $160,000 grant date value), and the annual cash retainer for the Chair of the Audit and Risk Management Committee (from $40,000) to the amounts shown above. The Board also approved adding an annual equity grant for the non-executive Chair of approximately $200,000.

Non-employee directors who join the Board after our annual meeting are paid a pro rata portion of the applicable fees for the year but do not receive an award of RSUs. We would not pay fees or make equity grants to non-employee directors who are designated for election by a stockholder having director nomination rights.

Our non-employee directors receive nominal benefits and perquisites. They are entitled to the same discounts at our retail stores as are available to all associates. In addition, we provide business accident travel insurance for directors and their spouses, which is at no additional cost to us because we maintain coverage for our associates globally. Finally, non-employee directors are eligible to participate at their own cost in our group umbrella insurance program, which may offer more favorable rates than they can obtain on their own.

Stock Ownership Guidelines

Our non-employee directors are required to own shares of our common stock with an aggregate value equal to five times the standard annual cash retainer payable to directors. New directors have five years from the date they are elected to attain this ownership level. All of our non-employee directors, other than Messrs. Cheeks and Bhalla, and Ms. Peterson, are in compliance with this requirement as of the date of this Proxy Statement. Mr. Cheeks and Ms. Peterson have until calendar 2026 to meet the guideline and Mr. Bhalla has until calendar 2027. Directors must hold 50% of the shares received upon the vesting of their equity awards (after payment of taxes) until they satisfy the guideline.

2022 Compensation

The following table sets forth the information concerning the compensation of all individuals who served as directors during any portion of 2022, other than Mr. Larsson, whose compensation as an executive is set forth on the Summary Compensation Table on page 61. Mr. Nasella, who retired from the Board in June 2022, received a pro rata portion of his cash compensation but did not receive a stock award because he retired prior to the 2022 grants. Mr. Calbert, who joined the Board in May 2022, and Mr. Bhalla, who joined the Board in August 2022, received pro rata portions of their cash compensation. Mr. Bhalla did not receive a stock award because he joined the Board after the 2022 grants. Directors who are employees of the company receive no additional compensation for serving on the Board.

	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Ajay Bhalla[3]	59,333	0	59,333
Michael M. Calbert[4]	109,361	380,095	489,456
Brent Callinicos	108,111	180,048	288,159
George Cheeks	108,111	180,048	288,159
Joseph B. Fuller	123,111	180,048	303,159
V. James Marino	118,111	180,048	298,159
G. Penny McIntyre	123,111	180,048	303,159
Amy McPherson	128,111	180,048	308,159
Allison Peterson	113,111	180,048	293,159
Edward R. Rosenfeld	141,222	180,048	321,270
Amanda Sourry	143,111	180,048	323,159
Former Director			
Henry Nasella	120,888	N/A	120,888

1 The fees earned or paid in cash to the directors consist of the following:

	Annual Director Fee ($)	Committee Chair Fees ($)	Committee Member Fees ($)	Presiding Director Fee ($)	Total ($)
Ajay Bhalla	49,444	N/A	9,889	N/A	59,333
Michael M. Calbert	87,833	N/A	21,528	N/A	109,361
Brent Callinicos	98,111	N/A	10,000	N/A	108,111
George Cheeks	98,111	N/A	10,000	N/A	108,111
Joseph B. Fuller	98,111	25,000	N/A	N/A	123,111
V. James Marino	98,111	N/A	20,000	N/A	118,111
G. Penny McIntyre	98,111	25,000	N/A	N/A	123,111
Amy McPherson	98,111	N/A	30,000	N/A	128,111
Allison Peterson	98,111	N/A	15,000	N/A	113,111
Edward R. Rosenfeld	98,111	43,111	N/A	N/A	141,222
Amanda Sourry	98,111	35,000	10,000	N/A	143,111
Former Director					
Henry Nasella	35,889	N/A	9,444	75,555	120,888

2 The amounts are the aggregate fair value of RSUs granted to our independent directors in 2022. All grants to these directors were made on the same date in June and in accordance with the compensation package described in this section under the heading “Annual Retainers.” The fair value is equal to $58.82, the closing price of our common stock on the grant date, multiplied by the number of RSUs granted.

The number of outstanding RSUs for each of our directors as of January 29, 2023, was as follows:

	Stock Awards (#)[a]
Ajay Bhalla	N/A
Michael M. Calbert	6,462
Brent Callinicos	3,061
George Cheeks	3,061
Joseph B. Fuller	31,278[b]
V. James Marino	3,061
G. Penny McIntyre	14,204[c]
Amy McPherson	3,061
Allison Peterson	3,061
Edward R. Rosenfeld	15,368[d]
Amanda Sourry	3,061
Former Director	
Henry Nasella	N/A

a Stock awards consist of restricted stock units that vest on the earlier of one year after the date of grant or the date of the Annual Meeting of Stockholders following the year of grant.

b Settlement of 28,217 of these outstanding awards has been deferred pursuant to the director’s election, as permitted under our Stock Incentive Plan.

c Settlement of 11,143 of these outstanding awards has been deferred pursuant to the director’s election, as permitted under our Stock Incentive Plan.

d Settlement of 12,307 of these outstanding awards has been deferred pursuant to the director’s election, as permitted under our Stock Incentive Plan.

3 Mr. Bhalla joined the Board on August 4, 2022.

4 Mr. Calbert joined the Board on May 2, 2022.

Proposal 2
Advisory Vote on Executive Compensation



The Board of Directors recommends a vote FOR approval of the compensation paid to our Named Executive Officers.

Proxies received in response to this solicitation will be voted FOR this proposal unless the stockholder specifies otherwise.

We are asking stockholders to provide advisory approval of the compensation of our Named Executive Officers, as described in the Compensation Discussion & Analysis and Executive Compensation Tables sections that follow. While the results of this vote are non-binding, the Compensation Committee intends to consider carefully those results when making future compensation decisions.

The following is a summary of key points that stockholders may wish to consider in connection with their voting decision. We encourage you to review the entire Compensation Discussion and Analysis for detailed information on our executive compensation program.

- The Board of Directors recommends a vote FOR approval of the compensation paid to our Named Executive Officers.
- Proxies received in response to this solicitation will be voted FOR this proposal unless the stockholder specifies otherwise.

Our compensation program emphasizes performance-based short- and long-term pay, including equity to ensure a rigorous pay-for-performance culture. A significant majority (generally, approximately 70% to 90% based on target-level compensation) of each NEO's compensation package consists of short-term and long-term awards that pay out only upon the achievement of specific financial targets, and realized values of equity awards are linked to increases in stock price and stockholder value over time.

Our performance targets are meaningful and are designed to encourage executives to perform at high levels. In order for bonuses to pay out at target percentages, we must achieve financial goals generally based on the annual budget reviewed and approved by the Board of Directors. Business unit performance goals were based on business plans reviewed with the Board.

In order for performance share units to pay out at the target level, we have to achieve meaningful growth over a three-year period against prior performance, as well as outperform a group of industry peers.

Our compensation program reflects sound pay practices.

- We generally do not provide our NEOs with any guarantees as to salary increases, bonuses, incentive plan awards or equity compensation.
- Our perquisites are modest and do not include tax reimbursements or "gross-ups".
- We have adopted stock ownership guidelines (including holding requirements until ownership levels are achieved) for our NEOs that are intended to align their long-term interests with those of our stockholders and to encourage a long-term focus.

Our total compensation packages are comparable to those awarded by our peers. When we establish compensation packages each year, we compare the total compensation that each NEO can earn to compensation for the most comparable executives at the companies in our peer group. We confirm the accuracy of such comparisons by reviewing actual amounts paid or expected to be paid at the end of each year. Consistent with our emphasis on pay for performance, target compensation for our Chief Executive Officer and, to a lesser extent, target compensation for our other NEOs, is heavily weighted on long-term and performance-based elements. In all cases, the weighting is consistent with the weighting in pay packages for the NEOs' counterparts at our peers.

Our compensation program works as intended. We believe the information disclosed in this Proxy Statement, in particular the Compensation Discussion & Analysis and Executive Compensation Tables sections, demonstrates that our executive compensation program is well-designed, is working as intended, emphasizes pay for performance without encouraging undue risk, and incorporates sound corporate governance and compensation practices, and foregoes elements that are considered poor pay practices.

The Board submits the following resolution to stockholders to indicate their non-binding advisory approval:

Resolved, that the compensation paid to PVH's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion & Analysis, compensation tables, and any related narrative discussion, is hereby **approved**.

Proposal 3

Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

We are submitting for stockholder consideration a resolution to determine, in a non-binding advisory vote, whether a vote to approve the compensation paid to our Named Executive Officers should occur every one, two, or three years. While the results of the vote are non-binding and advisory in nature, the Board of Directors intends to carefully consider the results of this vote.

After careful consideration of this proposal, the Compensation Committee has recommended to the Board of Directors that an advisory vote on executive compensation that occurs every year is the most appropriate policy for us at this time. Therefore, the Board recommends that you vote for future advisory votes on executive compensation to occur annually.

In formulating its recommendation, the Compensation Committee recognized that our executive compensation programs are designed to promote a long-term connection between pay and performance and include multi-year performance cycles and stock awards that vest over several years. However, because executive compensation decisions and disclosures are made every year, the Committee decided that an annual advisory vote on executive compensation will allow stockholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in each annual Proxy Statement.



The Board of Directors recommends an ANNUAL vote with respect to the frequency of future stockholder advisory votes on executive compensation.

Proxies received in response to this solicitation will be voted for the ONE YEAR option of this proposal unless the stockholder specifies otherwise.

Compensation Discussion & Analysis

Contents

Executive Summary 39

2022 Executive Compensation Program 43

Executive Compensation Overview 44

Compensation Decisions for 2022 46

Other Benefits 55

Administration of our Compensation Programs 56

Risk Considerations in Compensation Programs 59

This section ("CD&A") explains our compensation program for the following individuals, who we refer to as our Named Executive Officers, or NEOs:

NEO	Age	Years of Service	Title
Stefan Larsson	48	4	Chief Executive Officer, PVH Corp.
Zachary J. Coughlin	47	1	Executive Vice President, Chief Financial Officer
James W. Holmes[1]	51	27	Executive Vice President and Controller (Interim CFO)
Mark D. Fischer	62	23	Executive Vice President, General Counsel & Secretary
Julie A. Fuller	50	2	Executive Vice President, Chief People Officer
Martijn Hagman	48	14[2]	Chief Executive Officer, Tommy Hilfiger Global and PVH Europe
Patricia Donnelly[3]	56	2	Former Chief Executive Officer, PVH Americas and Calvin Klein Global

1 Mr. Holmes, our Controller (principal accounting officer), took on the role of Interim Chief Financial Officer (principal financial officer) in September 2021 upon the departure of our prior Chief Financial Officer. Mr. Holmes relinquished this role on April 4, 2022, when Mr. Coughlin joined PVH.

2 Includes service with Tommy Hilfiger prior to our 2010 acquisition.

3 Ms. Donnelly left PVH in November 2022.

Executive Summary

2022 Performance Highlights

Our Calvin Klein and Tommy Hilfiger businesses continued to exhibit underlying strength in 2022, despite the increasingly challenging macroeconomic environment. It was a year that included an unprecedented number of external headwinds, including the war in Ukraine, decades-high strength of the U.S. dollar and inflation globally, and continued COVID-19 disruptions. We intensified our focus on driving growth through the disciplined execution of our multi-year, brand-focused, direct-to-consumer and digitally led PVH+ Plan, which we announced at our Investor Day in April 2022. This business focus included a strong emphasis on driving product strength and consumer engagement, significantly upgrading our supply chain capabilities to become more demand-driven, and simplifying how we work, resulting in substantial cost efficiencies. Our iconic global brands, *Calvin Klein* and *TOMMY HILFIGER*, have high consumer relevance, and we are in the early phase of the multi-year PVH+ journey to unlock their full potential.

The PVH+ Plan is our strategy to accelerate growth by building on our core strengths and connecting *Calvin Klein* and *TOMMY HILFIGER* — each with high global brand awareness and deep consumer loyalty – more closely to the consumer than ever before through five key drivers:

- **Win with product:** We are developing the best hero products in the market across key growth categories, with a focus on expanding in large and growing global demand spaces where our iconic brands resonate most with consumers, underpinned by a focus on sustainability. For *TOMMY HILFIGER*, we are globalizing our strong product assortment to build capabilities that deliver products to meet unique local demand across the world. For *Calvin Klein*, we are doubling down on the key essential products the brand is known for, and staying true to the brand's DNA.
- **Win with consumer engagement:** We are driving digital-first, 360-degree consumer engagement built around brand, hero products and key consumer moments, and partnering with the best creators in the industry to meet consumers on their terms in new and engaging ways.

- **Win in the digitally led marketplace:** Consumers of today shop digitally first and expect seamless integration of their physical and digital experiences. We are focused on accelerating digital growth by building a holistic distribution strategy for *Calvin Klein* and *TOMMY HILFIGER*, led by digital and direct-to-consumer channels, and supported by key wholesale partnerships.
- **Develop a demand- and data-driven operating model:** We are developing a demand- and data-driven operating model, starting with a systematic and repeatable product creation model that puts the consumer first and leverages data to bring new and fresh products to market with speed and agility.
- **Drive efficiencies and invest in growth:** We are relentlessly focused on driving efficiencies to become more cost-competitive and reinvesting in key strategic growth drivers. We are simplifying how our teams work and identifying efficiencies to fuel initiatives with the greatest positive impact and strongest return. We are actively streamlining our organization and simplifying our ways of working to drive efficiencies and enable continued strategic investments. This will allow us to fuel growth in important areas, including digital, supply chain and consumer engagement.

These five foundational drivers apply to each of PVH's businesses and are activated in the regions to reflect consumer differences and their unique expectations. Leveraging the full power of *Calvin Klein* and *TOMMY HILFIGER*, we are building on our market-leading strength in Europe, accelerating from strength in Asia Pacific, and unlocking the full potential of the strength of our brands in the Americas.

We delivered over $9 billion of revenue and an EBIT margin of nearly 10%* in 2022. Revenue was down 1% from 2021, which includes the impacts of foreign exchange, business exits and the war in Ukraine. Revenue was up 5%* on a constant currency basis, reflecting the power of our two global iconic brands, *Calvin Klein* and *TOMMY HILFIGER*, and our ability to deliver strong hero products, engage closely with consumers, and elevate the customer experience.

Our international businesses continued to execute well across both brands, even as macro conditions became increasingly challenging in Europe and COVID-19 impacts continued in Asia, particularly in China. In North America, we are encouraged by positive performance indicators, especially how consumers are responding to and engaging with our brands and new products. As a next step in unlocking the full potential of our brands in this market, we announced that we are responsibly bringing in-house certain licensed categories, most notably our women's apparel categories under both brands, over a multi-year timeline. By bringing these core product categories in-house over time, we believe we will be able to draw on the power and expertise of our global brand teams and have them fully connected to the demand-driven supply chain we are developing.

In addition, underscoring our strong financial position and cash flow generation, we refinanced our senior credit facilities and repurchased approximately $400 million of stock as part of a $1.0 billion increase to the company's stock repurchase authorization. Moving forward, we will first and foremost continue investing in our business to fuel our growth, while appropriately deploying our excess cash to deliver shareholder returns.

Revenue

$9.024B

In revenue compared to $9.155 billion in 2021. The revenue results reflect:

- 2% reduction resulting from the Heritage Brands transaction and the exit from the Heritage Brands Retail business
- a 1% reduction resulting from the war in Ukraine

Tommy Hilfiger

- **Tommy Hilfiger** revenue decreased 1% compared to 2021 (increased 7%* on a constant currency basis)
- **Tommy Hilfiger International** revenue decreased 4% (increased 6%* on a constant currency basis)
- **Tommy Hilfiger North America** revenue increased 9%

Calvin Klein

- **Calvin Klein** revenue increased 3% compared to 2021 (increased 10%* on a constant currency basis)
- **Calvin Klein International** revenue increased 1% (increased 10%* on a constant currency basis)
- **Calvin Klein North America** revenue increased 8%

Heritage Brands

- **Heritage Brands** revenue decreased 26% compared to 2021 and includes a 25% decrease resulting from the Heritage Brands transaction and the exit from the Heritage Brands Retail business.

EPS


GAAP
2022
$3.03
2021
$13.25
Non-GAAP
2022
$8.97*
2021
$10.15*

EBIT


GAAP
2022
$0.471B
2021
$1.077B
Non-GAAP
2022
$0.857B*
2021
$0.983B*

* Reconciliations to GAAP amounts appear on Exhibit A.

2022 Compensation Highlights

In 2022, we continued to move our compensation program closer to our pre-pandemic program by awarding 50% of our PSUs subject to a three-year EBIT goal rather than having a one-year EBIT goal and a two-year additional vesting period as in 2021. We also considered in establishing the program for the year the volatility and uncertainty in our business and the market. A variety of factors contributed to this instability, including continuing, strict COVID-19 restrictions in China and impacts throughout Asia, as well as the war in Ukraine. The war had commenced shortly before awards were granted and had already resulted in what at the time was the temporary closure of our businesses in Ukraine, Russia and Belarus.

- **The financial measures for annual bonuses** continued to be corporate (consolidated PVH) EBIT and, for NEOs who lead business units, EBIT for their business units, in each case subject to exclusions consistent with those used in past years.
- **Threshold and maximum performance goals** were set at wider ranges below and above the target goal than prior to the pandemic years, but similar to 2021. This addressed anticipated continued volatility and the uncertain business environment, as discussed above.
- **PSU awards** were subject to three-year EBIT goals, up from one-year goals in 2021, and relative TSR over a three-year period against a custom-selected industry peer group, with 50% of each award subject to one of the measures.

The table below shows the principal elements of the compensation program for our Named Executive Officers and the target values attributable to each element for 2022, subject to the following:

- Base salaries are shown at the highest level for the year for NEOs who received salary increases.
- Annual bonuses are shown at the target-level payouts.
- RSUs, stock options and performance share units are shown at the grant date value.

	Short-Term		Long-Term		
	Base Salary	Annual Bonus	Restricted Stock Units	Stock Options	Performance Share Units
Frequency	Reviewed annually	Eligibility reviewed annually	Eligibility reviewed annually	Eligibility reviewed annually	Eligibility reviewed annually
Form	Cash →		Equity →		
Fixed Vs. At Risk	Fixed →	At Risk →			
Performance Cycle/Vesting	N/A	1 year	4 years: vesting 25% on each of the first four anniversaries of the grant date	4 years: vesting 25% on each of the first four anniversaries of the grant date	3 years[1]
Performance Measures	N/A	• Corporate EBIT for all NEOs • Business unit EBIT for NEOs with divisional responsibilities • Awards can be modified based on strategic performance criteria	N/A	N/A	Corporate EBIT (50%) and relative TSR (50%)
2022 Values					
Stefan Larsson	$1,300,000	$2,600,000	$2,400,162	$1,600,409	$4,000,074
Zachary J. Coughlin[2]	$850,000	$850,000	$1,540,153	$750,513	$600,122
James W. Holmes[3]	$600,000	$300,000	$350,113	–	–
Mark D. Fischer	$700,000	$350,000	$500,284	–	–
Julie A. Fuller	$730,000	$547,500	$500,284	$500,342	$300,244
Martijn Hagman	€1,000,000	€1,000,000	$1,100,110	$1,100,067	$800,285
Patricia Donnelly[4]	$1,000,000	$1,000,000	$650,169	$651,130	$450,000

1 Awards to the Chief Executive Officer are subject to an additional one-year holding period for the after-tax shares delivered when the award pays out.

2 Amounts shown for Mr. Coughlin are at full year values and do not reflect that he joined PVH in April 2022. Includes 10,564 RSUs (grant date value of $789,870) awarded to Mr. Coughlin to make up for awards from his previous employer when he joined PVH. See page 51. These RSUs vest at a rate of 50% on each of the first two anniversaries of the grant date.

3 Mr. Holmes' compensation package reflects his ongoing role as Executive Vice President and Controller.

4 Amounts shown for Ms. Donnelly are at full year values and do not reflect her departure in November 2022.

Compensation Best Practices

We follow the practices described below because we believe they align our compensation program, and the interests of our NEOs, with the interests of our stockholders and avoid excessive risk.

Things We Do

- ✓ We regularly engage with stockholders regarding our compensation practices.
- ✓ The Chair of the Compensation Committee is available at our Annual Meeting to answer questions.
- ✓ Most executive compensation varies based on the long-term performance of PVH and our common stock.
- ✓ Performance targets for our incentive plans are rigorous but do not encourage excessive risk.
- ✓ We typically use different financial metrics as performance measures for annual bonuses and PSU awards so executives focus on the business as a whole and not on any particular performance goal.
- ✓ We regularly reassess the financial measures used with our performance-based awards, as well as the mix of elements that make up our compensation program, to ensure they promote stockholder value and align with investor priorities.
- ✓ Our NEOs are subject to stringent stock ownership guidelines — 6x base salary for the CEO, 3x base salary for the CFO, and 3x or 1.5x base salary for the other current NEOs, dependent upon their role — and there are limits on the amount of stock they can dispose of before they satisfy the applicable guideline.
- ✓ Our change in control arrangements are "double-trigger."
- ✓ Our disclosure of our compensation program and each NEO's compensation package is comprehensive and transparent.
- ✓ Our Clawback Policy allows us to recover or cancel incentive compensation awards and payouts in the event of a restatement of our financial statements or a material breach of a material company policy.
- ✓ The Compensation Committee consists of four independent directors who have engaged the services of an independent compensation advisor.
- ✓ Awards under our incentive plans are capped to prevent undue efforts to surpass the target for any particular metric.
- ✓ We conduct an annual risk assessment of our executive compensation program.
- ✓ Our compensation peer group is realistic, comprising a mix (by revenue) of larger and smaller companies in our industry.

Things We Do Not Do

- ✗ We do not grant awards to our NEOs solely for retention purposes or to replace awards that did not or are not expected to pay out.
- ✗ We do not grant discretionary awards that are not substantiated by company and individual performance.
- ✗ We do not allow "retesting" or use multiple one-year targets with our annual bonus awards that provide NEOs with the opportunity to receive the same payout so long as one of the targets is satisfied.
- ✗ We do not permit repricing of underwater stock options.
- ✗ We do not pay dividends on unvested RSUs or accrue dividends or dividend equivalents on unvested PSUs.
- ✗ Pension and welfare benefits and perquisites are not a significant part of our NEOs' compensation.
- ✗ NEO employment agreements do not provide for tax gross-ups.
- ✗ We do not permit our NEOs to pledge PVH securities, hold PVH securities in a margin account, or engage in hedging or similar transactions.
- ✗ We do not provide any special benefits or compensation upon the death of an NEO.
- ✗ NEO employment agreements do not include long-term compensation in the calculation of the amount of severance payable.

2022 Executive Compensation Program

Philosophy and Approach

Performance focused

Our compensation program is a pay-for-performance model. We believe we should incentivize our executive officers to improve our financial performance, profitably grow our businesses, and increase stockholder value – and reward them only if they attain these objectives. The bulk of each Named Executive Officer's total direct compensation opportunity consists of short-term and long-term incentive awards that pay out only if we achieve specific financial and strategic targets, and equity awards that are linked to increases in stock value over time. With an overall improving but still unpredictable and pressured business environment as we were establishing the 2022 compensation program, we continued the approach we began in 2021 of moving back toward our pre-pandemic practices, but with adjustments to address the unsettled business environment. We also continued our practice of identifying strategic performance criteria for our annual bonus awards, this year including the advancement of the goals of our newly announced PVH+ Plan multi-year strategy.

Competitive

We believe that our compensation program must help PVH be an attractive employer to candidates as compared to the companies against which we compete for talent. An organization of our size and breadth can only operate effectively and profitably if it is managed by a team of talented executives who have the necessary experience and skill sets. To ensure that we can attract, develop and retain the right people for PVH, when we establish compensation packages each year, we compare the total potential compensation that each Named Executive Officer can earn to the compensation awarded to the most comparable executives at the companies in our peer group. (For more information on the peer group, *see* "Peer Group" on page 53.)

Flexible

The Compensation Committee reviews the program annually, in connection with which it keeps abreast of regulatory changes, follows marketplace developments, and analyzes practices within our peer group. The Committee also takes into consideration changes to our business and strategy and information indicating whether the program is incentivizing the behaviors and results intended. This effort is designed to ensure that our practices are consistent with stockholder interests and enable us to recruit, retain and motivate qualified executives. Our compensation program and plans are flexible and permit the use of a variety of compensation elements and varying terms. In administering the program each year, the Committee determines what types of awards to grant, the financial measures and performance goals (if any) to apply to the awards, the performance period(s) (if any), and the mix of awards to be granted to the NEOs.

Special Notes

- The compensation package for Mr. Hagman is somewhat different from the compensation paid to the other NEOs because he is employed outside of the U.S. The principal differences relate to benefits (which are largely dictated by statute in Europe) and currency. Accordingly, not all of the discussion regarding our NEOs pertains to him.
- Mr. Coughlin's reported compensation includes certain special cash and equity components agreed to in connection with his joining PVH in April 2022. These items are not part of his ongoing compensation package.
- Mr. Holmes' compensation package was established in respect of his role throughout the year as our Controller (principal accounting officer), which is not an executive officer position. As a result, the discussion of how we establish the compensation packages for the NEOs does not apply to him. Mr. Holmes is a NEO for disclosure purposes only because he served as our principal financial officer (on an interim basis) for part of 2022.
- The compensation information for Ms. Donnelly reflects a partial year of employment, as she left PVH in November 2022.

Executive Compensation Overview

Elements of Compensation

Our executive compensation program currently consists of five components with the following purposes:

1. **Base Salary** which provides a competitive amount of fixed compensation.
2. **Bonus Awards** under the Performance Incentive Bonus Plan, which provide an annual opportunity to earn additional cash if PVH achieves predetermined objective performance goals.
3. **Stock Options** under the Stock Incentive Plan, which provide an opportunity to benefit from long-term appreciation in the price of our common stock.
4. **Restricted Stock Units** under the Stock Incentive Plan, which directly align recipients' long-term interests with those of our stockholders by constantly mimicking the value of our common stock.
5. **Performance Share Units** under the Stock Incentive Plan, which provide an opportunity to earn equity if PVH achieves predetermined long-term objective performance goals.

Compensation Committee Process

Considerations when setting compensation

Every year the Compensation Committee reviews the compensation packages for each of our Named Executive Officers. This review considers the NEOs' respective base salaries, annual bonus and PSU award structure, the grant date value of their stock options, RSU and PSU awards, and the allocation among these elements. We do not prescribe a specific formula for the mix of pay elements other than to favor variable performance-based pay over fixed, and long-term pay over short-term.

When setting the compensation packages for the NEOs, the Compensation Committee starts by looking at the median compensation for comparable executives within our peer group. (For more information, *see* "Peer Group," which begins on page 53.) Then we consider both objective and subjective factors, such as:

- job responsibility;
- individual, business unit, and company performance;
- potential for advancement;
- tenure in role and overall tenure with PVH;
- internal pay equity;
- pay history;
- retention considerations; and
- alignment with stockholder interests.

The Compensation Committee also receives input from the Chief Executive Officer and the Chief People Officer (except with respect to their own compensation).

Historically, we have adjusted the Chief Executive Officer's compensation package less frequently than we have adjusted compensation for the other NEOs. The Chief Executive Officer's compensation is more heavily weighted toward long-term elements than the compensation packages for the other NEOs, and the Committee has preferred to look at several years of compensation results (as compared to business performance) to determine whether preceding compensation adjustments worked as intended. Adjustments to Mr. Larsson's compensation package are determined, in part, based upon the Board's assessment of his performance. The full Board discusses and considers for approval all changes to the Chief Executive Officer's compensation package recommended by the Compensation Committee.

Authority to grant equity awards

The Compensation Committee has sole authority to grant equity awards to the NEOs. The Committee has delegated limited authority to our Chief People Officer to make equity awards to PVH associates (other than our Section 16 officers), principally in connection with promotions and new hires. Pursuant to this authority, the Chief People Officer may grant, on an annual basis, restricted stock units with an aggregate grant date value of $5 million and a maximum value in one year to any one associate of $600,000. Our CEO held this authority through 2022. In addition, for each of 2017 through 2019 and in 2021 and 2022, the Committee delegated limited authority to our Chief Executive Officer to make discretionary RSU awards to high-potential and high-performing executives below the senior executive level. Any awards made were in addition to an individual's standard annual grant and subject to parameters established by the Committee. For 2022, these awards were not permitted to exceed $6 million in the aggregate and generally did not exceed 100% of the individual's standard annual award. The Committee determined not to authorize the additional discretionary awards in 2020 due to the adverse impacts of the pandemic, volatility in the stock market, and measures we took affecting our associate population. The Committee received a report annually on the awards granted pursuant to these delegations of authority.

Schedule for Compensation Committee meetings

The Compensation Committee generally makes decisions during the first quarter of each year about payouts of incentive plan awards for the recently completed fiscal year, as well as on base salaries, performance-based awards, and equity grants for the current year. *See* "Timing of Equity Awards" on page 57. In addition, the Committee uses its first quarter meetings to consider and approve any new incentive compensation plans or arrangements, or amendments to existing plans, that require Board or stockholder approval.

The Compensation Committee's other meetings during the year typically are focused on reviewing our compensation programs generally and discussing potential changes to these programs, including to address corporate governance and regulatory developments. In addition, the Committee regularly reviews the types and mix of incentive awards included in our compensation program, the financial measures used in incentive awards, and alternative plans and financial measures. The Committee also uses its other meetings to address compensation issues relating to changes in executives and promotions among the executive ranks.

Use of tally sheets

The Compensation Committee reviews tally sheets annually. Each NEO's tally sheet covers prior year compensation and proposed compensation for the then-current year, including all elements of cash compensation, incentive compensation, perquisites, and benefits. Tally sheets also illustrate compensation opportunities and quantify payments and other value an executive would receive in various termination of employment scenarios – meaning they show full "walk away" values. In short, tally sheets enable the Committee to see and evaluate the full range of executive compensation; understand the magnitude of potential payouts in the event of retirement, change in control, and other events resulting in termination of employment; and consider changes to our compensation program, arrangements and plans in light of "best practices" and emerging trends in regard to consideration payable upon termination of employment.

Independent Compensation Consultant

The Compensation Committee has retained ClearBridge Compensation Group as its independent compensation consultant since 2009. The Compensation Committee directs the compensation consultant, approves the scope of the compensation consultant's work each year, and approves the associated fees.

ClearBridge meets and works with the Compensation Committee, our Chief Executive Officer, our Chief People Officer, and our Senior Vice President, Global Total Rewards, to develop each year's compensation packages and overall compensation program. The Committee reviews the compensation program and related matters annually, and instructs the compensation consultant to provide information, analysis and recommendations to facilitate that review. The principal focus area in 2022 was whether to maintain our overall program design. The compensation consultant also assists the Committee with its assessment of risks in our compensation program, the preparation and consideration of tally sheets, identification of peer groups, competitive benchmarking, review of executive retention considerations relating to compensation program construction, including stock awards, and governance with respect to executive compensation practices.

ClearBridge is engaged by, and reports directly to, the Compensation Committee, and has been determined by the Committee to be independent under SEC rules and NYSE listing standards. ClearBridge also advises, and reports to, the Nominating, Governance & Management Development Committee on matters relating to non-employee director compensation. Management is prohibited from retaining the compensation consultant without the prior approval of the Compensation Committee. No such approval has been sought.

Role of Management

Our Chief People Officer, our Senior Vice President, Global Total Rewards, our Vice President, Executive and Incentive Compensation, and our General Counsel, in coordination with ClearBridge, prepare meeting materials, including gathering relevant internal, external and benchmarking data, discuss alternatives and recommendations to be presented, consider compliance with plan terms and attend to other related matters. These executives also provide guidance to the Compensation Committee regarding applicable matters such as associate perceptions and reactions, and legal and disclosure developments, as well as execute and administer all pay actions approved by the Committee.

Compensation Decisions for 2022

Macroeconomic factors weighed heavily on markets and our operations in 2022. In addition to COVID-19, which most seriously impacted our Asia business, and particularly China, the war in Ukraine, inflationary pressures globally, foreign exchange volatility, and supply chain and logistics issues were significant headwinds. Key actions and accomplishments during 2022 include:

- launching the PVH+ Plan, our multi-year strategic plan to drive brand, digital and direct-to-consumer-led growth and to accelerate financial performance;
- adding key leadership talent, including Zachary J. Coughlin, Chief Financial Officer, Sara Bland, Chief Strategy Officer, and David Savman, Chief Supply Chain Officer, and announcing the hiring of Eva Serrano, Global Brand President, Calvin Klein, and Donald Kohler, Chief Executive Officer, Calvin Klein Americas;
- driving cost efficiencies, primarily through execution of our plan to reduce people cost in our global offices by approximately 10% by the end of 2023; and
- achieving underlying revenue growth in each of our regions, including record revenue in Europe in local currencies, despite the challenging macroeconomic environment.

We developed compensation packages for 2022 focusing on advancing the pillars and achieving the goals of the PVH+ Plan. In addition, the Compensation Committee took into consideration the uncertainty in the markets and the impacts on our businesses. While most of the macroeconomic headwinds were known, there was significant uncertainty and the volatility was expected to continue. For example, the war in Ukraine had started and we had temporarily suspended our businesses in Ukraine, Russia (one of our most profitable businesses) and Belarus but did not know that we would have to permanently close the Russia business. The euro, which averaged approximately $1.10 at the time (and was budgeted at that value) and was not expected to be an area of significant volatility, eventually reached a 30-year low of approximately $0.97. As always, the Committee also considered the need to incentivize and retain key talent. The key changes for 2022 are noted below.

Pay element	Historical program bases	Key changes for 2022
Base salary	· Committee considers time between salary increases, whether the NEO was recently promoted or assumed additional responsibilities, the NEO's advancement potential, and whether the NEO executed special or difficult assignments during the year	· Mr. Holmes, Mr. Fischer, Ms. Fuller and Mr. Hagman each received base salary increases as part of the Compensation Committee's annual compensation review process
Short-Term incentives (Annual bonuses under our Performance Incentive Bonus Plan)	· Total PVH earnings performance metric for all NEOs (EPS through 2019, EBITDA in 2020, EBIT in 2021 and 2022) · Business unit earnings performance metric for NEOs with divisional responsibilities (EBIT except for EBITDA in 2020) · Awards can be modified based on strategic performance criteria · Performance goals established around the end of the first quarter · Threshold and maximum performance goals typically 10% below and above target performance · Determination of satisfaction of financial goals subject to pre-approved list of adjustments and exclusions	· Strategic performance criteria were adopted tied to our PVH+ Plan drivers, but ultimately no awards were adjusted using the strategic modifier · Continued practice implemented in 2020 to deal with market volatility and difficulty of forecasting performance of using a greater range (~20%, on average for 2021 and 2022) between target performance and each of threshold and maximum performance
Long-Term incentives (Combination of RSUs, stock options and PSUs)	· Stock options and RSUs vest at a rate of 25% on each of the first four anniversaries of the grant date (assuming continued employment) · PSUs subject to absolute stock price performance (50%) and relative TSR against the S&P 500 (50%) for a three-year performance period · PSU awards for our CEO earned under the performance metrics are subject to a one-year holding period after vesting	· 50% of award was based on EBIT (rather than absolute stock price performance), as was done in 2021, for a three-year performance period (awards granted in 2021 were subject to a one-year performance measure with a two-year vesting period, if earned) and 50% based on relative TSR against the custom comparator group (three-year performance period)

We continue to evolve our compensation program to advance the goals of the PVH+ Plan and align management with the interests of our stockholders through the program. Decisions made in respect of the 2023 compensation program include, in part, adding revenue (in addition to EBIT) as a performance measure for our 2023 bonus awards, changing the PSU awards from EBIT and relative TSR performance, each over a three-year period, to ROIC and relative TSR performance, each over a three-year period, providing that all recipients of PSU awards (including all active NEOs, other than Mr. Holmes) receive at least 50% of the value (at target) of their long-term compensation in PSUs (which are at risk).

Base Salaries

Objectives

Base salaries provide our NEOs with a stable and secure source of income at a market-competitive level, and also serve to retain and motivate these individuals.

Considerations

Base salaries are established for each NEO primarily based upon market considerations, peer data, PVH's overall performance, our expected performance, individual performance and (for Ms. Donnelly and Mr. Hagman) business unit performance. For any particular NEO, the Compensation Committee also may consider time between salary increases, whether the NEO was recently promoted or assumed additional responsibilities, the NEO's advancement potential, and whether the NEO executed special or difficult assignments during the year. Finally, the Committee takes into account the relative salaries of our NEOs. Ultimately, base salary decisions are subjective; no specific weight is assigned to any deciding factor.

2022 decisions

Ms. Fuller and Messrs. Fischer, Hagman and Holmes all received base salary increases to recognize their significant efforts and strong performance and to align with peer comparisons.

Base salaries for our NEOs are shown below.

Name	2021 base salary	2022 base salary	% Base Salary Increase
Stefan Larsson	$1,300,000	$1,300,000	0
Zachary J. Coughlin	N/A	$850,000	N/A
James W. Holmes	$575,000	$600,000	4.3
Mark D. Fischer	$675,000	$700,000	3.7
Julie A. Fuller	$700,000	$730,000	4.3
Martijn Hagman	€835,000	€1,000,000	19.8
Patricia Donnelly	$1,000,000	$1,000,000	0

Short-Term Incentives – Performance Incentive Bonus Plan

Objective

Annual bonus awards under our Performance Incentive Bonus Plan provide cash compensation that is at risk and contingent on the achievement of short-term company and, for some NEOs, business unit performance goals. We establish performance targets that we believe are rigorous but not likely to encourage excessive risk-taking. As evidence of this rigor, over the past five years, our performance against the goals established for bonuses has varied significantly, ranging from slightly above threshold to maximum.

Considerations

We believe annual bonuses are appropriate to motivate our NEOs to execute against the budget and business plans approved by the Board each year. These budgets typically are the basis of our earnings and other guidance, assessments of our performance in earnings releases, and discussions with investors. We generally align performance metrics for annual bonus awards to our annual budgets and establish the goals and payout opportunities around the end of the first quarter.


Bonus performance level
achievement over past five years[1]


MAXIMUM
At or slightly below maximum (2x)[2]
Between target and maximum (1x)
At or slightly above target
TARGET
Slightly below target
Between threshold and target (1x)
At or slightly above threshold (1x)
THRESHOLD

1 Reflects corporate (total PVH) performance-based awards only.

2 The performance level in 2020 was maximum but the payout opportunities for the year were 50% of standard levels. As a result, actual payouts were at standard target-level amounts.

The Compensation Committee makes three sets of decisions respecting annual bonuses before making awards:

1

Potential bonus payouts for each NEO.

2

Financial metrics that will determine award payouts, and specific goals for each.

3

Non-financial strategic and performance goals applicable to all of the NEOs and against which they are individually assessed.

2022 decisions

We adhered to our standard practice of setting bonus awards and goals around the end of the first quarter. The bonus awards made by the Compensation Committee were generally consistent with awards made pre-pandemic.

- The performance measure for the corporate award was EBIT, which was in line with 2021 practice and consistent with the earnings-based focus of the performance measure used pre-pandemic.
- EBIT was used as the performance measure for business unit awards, which was in line with 2021 practice and consistent with the income-based performance measure used pre-pandemic for business unit awards.
- We continued to use a wider than historic range between the target and maximum performance goals and the target and threshold goals (20% rather than 10%), as we have since 2020. This reflected the continued volatile business environment, macroeconomic headwinds and the unpredictable impact of the pandemic at the time goals were set.

Potential bonus payouts

The Compensation Committee sets threshold, target and maximum payout opportunities for each NEO, expressed as a percentage of the NEO's base salary. The payout opportunities approved in 2022 are set forth below.

	Standard Payout Opportunities		
(Percent of base salary)	Threshold	Target	Maximum
Stefan Larsson	100	200	400
Zachary J. Coughlin	50	100	200
James W. Holmes	25	50	125
Mark D. Fischer	25	50	125
Julie A. Fuller	37.5	75	150
Martijn Hagman	50	100	175
Patricia Donnelly	50	100	200

Financial metrics

Annual bonuses for Messrs. Larsson, Coughlin, Holmes and Fischer and Ms. Fuller were based entirely upon corporate performance, while bonuses for NEOs with divisional responsibilities were based on both corporate and their respective business units' performance, in the proportions shown below.

	Corporate EBIT	Business unit EBIT
Stefan Larsson	100%	N/A
Zachary J. Coughlin	100%	N/A
James W. Holmes	100%	N/A
Mark D. Fischer	100%	N/A
Julie A. Fuller	100%	N/A
Martijn Hagman	30%	
Tommy Hilfiger Global		20%
PVH Europe		50%
Patricia Donnelly	30%	
Calvin Klein Global		20%
PVH Americas (including licensing)		50%

Corporate EBIT

Corporate (which refers to our consolidated performance) EBIT goals were based on internal business plans reviewed with and approved by the Board at the time the goals were established and were subject to adjustment for agreed-upon exclusions. Once the target goal was determined, we set the threshold and maximum performance goals. The threshold-to-maximum range can vary from year to year based on the Compensation Committee's evaluation of business conditions, but was approximately 90% to 110% of target historically. The range for 2022 was approximately 80% to 120% – which is consistent with the use of wider ranges in 2020 and 2021 to take into account the uncertainties caused by the governmental restrictions in response to the COVID-19 pandemic. We believed this appropriately recognized the uncertain and volatile market conditions that existed at the time, and reflected the role annual bonuses play in incentivizing and retaining senior executives despite the potential unpredictable impact that the pandemic and various macroeconomic factors could have on business performance. The performance goals and actual results for the awards made in 2022 are set forth below.

Business unit EBIT

A majority of the annual bonus opportunities for Mr. Hagman and Ms. Donnelly were based on the EBIT of the business units they lead. As with corporate goals, historically, threshold performance goals typically are set at approximately 90% of target and maximum performance goals typically are set at approximately 110% of target, although the range can vary from year to year based on the Compensation Committee's evaluation of business conditions. As with the corporate EBIT goals, the threshold-to-maximum range was significantly greater in 2022 given the continued disruption caused by the pandemic and the inability to predict how multiple macroeconomic factors would influence business unit performance. The performance goals applicable to each of these NEOs are set forth below, as well as the actual results for the awards made in 2022.

Strategic Modifier

Payouts for the NEOs are also based upon an evaluation of individual performance against strategic performance criteria established at the time the awards are made. This provides the Compensation Committee some flexibility to modify payouts (up or down) by a maximum of 25% of a NEO's base salary, so long as an adjusted award does not exceed the NEO's maximum opportunity. This component encourages and rewards the NEOs' efforts to improve performance, develop and advance associates under their leadership, and make progress against our PVH+ Plan strategic objectives and our *Forward Fashion* corporate responsibility commitments, among other factors. These items typically either do not get captured by the financial goals or are expected to yield benefits only in the future and may not be reflected directly in future bonus calculations. The Compensation Committee did not make any adjustments to the 2022 payouts.

2022 annual bonus payouts

As discussed above, we faced significant macroeconomic challenges to our business in 2022. As a result, our EBIT (as calculated for bonus purposes) for both total PVH performance and for our business units, and payouts to the NEOs, fell between threshold and target performance levels. Below are the performance goals established for 2022 and the actual performance achieved.

Corporate EBIT Goals			
	Threshold	Target	Maximum
EBIT goal	$780,000,000	$965,831,000	$1,150,000,000
EBIT achieved		$908,543,000	

Business Unit EBIT Goals					
NEO	Business unit	Threshold	Target	Maximum	Actual
Martijn Hagman	Tommy Hilfiger Global	€590,000,000	€719,711,000	€850,000,000	**€622,464,000**
	PVH Europe	€630,000,000	€745,386,000	€860,000,000	**€668,630,000**
Patricia Donnelly	Calvin Klein Global	$455,000,000	$559,240,000	$665,000,000	**$529,196,000**
	PVH Americas (including licensing)	$300,000,000	$377,238,000	$455,000,000	**$322,682,000**

Final Bonus Calculations

Annual bonus payout calculations for Messrs. Larsson, Coughlin, Holmes and Fischer and Ms. Fuller:

Base salary	×	individual bonus percentage

Since corporate EBIT of $908,543,000 exceeded the threshold goal but was less than the target goal, the "individual bonus percentage" for each of these NEOs was interpolated at a payout level of 85% of target, as shown below.

Annual bonus payout calculations for Mr. Hagman and Ms. Donnelly:

Base salary × individual bonus percentage based on corporate EBIT × .3	+	Base salary × individual bonus percentage based on EBIT for applicable business units × .7

The calculation of the actual bonus payout amounts is shown below.

NEO	Corporate EBIT potential payouts (% of base salary)			Payout on corporate EBIT ($/€ and as % of base salary)	Business unit EBIT potential payouts (% of base salary)			Payout on business unit EBIT ($/€ and as % of base salary)	Total annual bonus ($/€ and as % of base salary)
	Threshold	Target	Maximum		Threshold	Target	Maximum		
Stefan Larsson	100	200	400	$2,199,210 169.17%					$2,199,210 169.17%
Zachary J. Coughlin[1]	50	100	200	$596,854 84.59%					$596,854 84.59%
James W. Holmes	25	50	125	$253,740 42.29%					$253,740 42.29%
Mark D. Fischer	25	50	125	$296,030 42.29%					$296,030 42.29%
Julie A. Fuller	37.5	75	150	$463,112 63.44%					$463,112 63.44%
Martijn Hagman	15	30	52.5	€253,800 25.38%					€712,500 71.25%
Tommy Hilfiger Global					10	20	35	€125,000 12.50%	
PVH Europe					25	50	87.5	€333,700 33.37%	
Patricia Donnelly[2]	15	30	60	$210,679 25.38%					$621,247 74.84%
Calvin Klein Global					10	20	40	$142,113 17.12%	
PVH Americas (including licensing)					25	50	100	$268,454 32.34%	

1 Payout amount prorated based on actual days of service. Mr. Coughlin joined on April 4, 2022.

2 Payout amounts prorated based on actual days of service. Ms. Donnelly's employment terminated on November 30, 2022.

Additional Bonus in Connection with Interim Role and Responsibilities

Mr. Holmes was given a bonus of $750,000 in connection with taking on the role of Interim Chief Financial Officer and the associated responsibilities. He received $250,000 of the bonus in August 2021. The balance of $500,000 was paid in July 2022 pursuant to the terms of the agreement under which he assumed the interim role.

Long-Term Incentives — Stock Options and Restricted Stock Units

Objective

Annual grants under our Stock Incentive Plan of stock options and RSUs align the NEOs' interests with those of our stockholders. The value of these awards is at risk and varies with the price of our common stock.

Considerations

We grant restricted stock units because they mimic the interests of stockholders; increases and decreases in our stock price have the same effect on holders of restricted stock units as they do on holders of our common stock. Additionally, restricted stock units serve as a constant incentive, regardless of fluctuations in stock price.

We believe that stock options provide an incentive to recipients to increase stockholder value over the long term. The value of a stock option is determined by how much the price of the underlying stock appreciates over the life of the option; an option has no value if the stock price does not increase. Moreover, we believe that stock options have the potential to deliver more value to an executive than restricted stock units.

We believe that using a combination of stock options and restricted stock units is consistent with our compensation philosophy, as both forms of award align our executives' interests with stockholder interests in different ways.

2022 decisions

We made annual grants of restricted stock units to all of our NEOs, and stock option grants to all the NEOs, other than Messrs. Holmes and Fischer, in April. These awards will vest at a rate of 25% on each of the first four anniversaries of the grant date (provided the recipient remains employed by PVH). Annual stock option awards expire 10 years after the grant date if not exercised.

Grantees receive shares of our common stock when restricted stock units vest in a number equal to the number of vested restricted stock units. We withhold shares with a value on the vesting date equal to the associated taxes unless the grantee elects another means of paying the taxes due upon vesting (such as paying cash or delivering owned shares with the necessary value).

In addition to the regular annual grant of restricted stock units, Mr. Coughlin received a one-time sign-on award of 10,564 RSUs to make up for awards forfeited from his previous employer when he joined PVH. These RSUs had a grant date value of $789,870 and vest 50% on each of the first and second anniversaries of the grant date.

Long-Term Incentives — Performance Share Units

Objective

Annual grants under our Stock Incentive Plan of PSUs provide compensation that is at risk and contingent on the achievement of pre-determined performance goals over an extended period. Performance share units also align with stockholder interests because their value will increase if our stock price is higher at the end of the performance cycle than it was on the grant date and will decrease if the stock price is lower. Performance share units have retentive value because they generally only pay out if the participant remains employed by PVH for the entire performance cycle.

Considerations

Performance share unit awards granted in 2022 are divided into two equal grant date value tranches. Half of each award will be earned (or not) based on PVH's three-year EBIT performance. The other half of each NEO's award has a three-year performance cycle and will vest (or not) based on PVH's relative total stockholder return against the custom comparator group. We believe this structure encourages a balanced focus on driving long-term financial performance, with the ultimate goal of creating value for our stockholders. The Compensation Committee regularly reviews the financial metrics and considers alternatives.

We decided in 2021 to use EBIT rather than absolute stock price growth, which traditionally was the measure used for 50% of the PSU awards, because stock market volatility made it difficult to determine the proper growth rate goals for the stock price, and the continuing pandemic made it likely the volatility would continue. EBIT was maintained for 2022 awards due to continued macroeconomic challenges, including continuing COVID-19 impacts, that were causing volatility in the stock market. While we generally use different financial measures for annual and long-term incentive awards, the Compensation Committee believed it was important to select a measure for 2022 over which we had some visibility. Using EBIT as a performance measure provides an appropriate incentive for the recipients of performance share units and maintains alignment with stockholder interests since the value of any payout will reflect stock price values at the end of the three-year performance cycle.

Historically, we had measured TSR against the S&P 500 (of which we were a constituent company). We changed the comparator group beginning in 2021 to the custom, industry-appropriate group of 45 companies identified below[1]. We made this change because the pandemic had dramatically different effects on different industries, and we believe that our performance is most appropriately compared to companies that operate in similar industries and use similar distribution channels.

Abercrombie & Fitch Co.	Designer Brands Inc.	Hugo Boss AG	Ross Stores, Inc.
American Eagle Outfitters, Inc.	Dillard's, Inc.	J.Jill, Inc.	Skechers U.S.A., Inc.
The Buckle, Inc.	The Estée Lauder Companies Inc.	Kohl's Corporation	Steven Madden, Ltd.
Burlington Stores, Inc.	Express, Inc.	Kontoor Brands, Inc.	Tapestry, Inc.
Caleres, Inc.	Foot Locker, Inc.	Levi Strauss & Co.	The TJX Companies, Inc.
Canada Goose Holdings Inc.	Fossil Group, Inc.	Lululemon Athletica Inc.	Under Armour, Inc.
Capri Holdings Limited	The Gap, Inc.	Macy's, Inc.	Urban Outfitters, Inc.
Carter's, Inc.	G-III Apparel Group, Ltd.	Movado Group, Inc.	V.F. Corporation
The Children's Place, Inc.	Gildan Activewear Inc.	NIKE, Inc.	Victoria's Secret & Co.[1]
Columbia Sportswear Company	Guess?, Inc.	Nordstrom, Inc.	Wolverine Worldwide, Inc.
Crocs, Inc.	Hanesbrands Inc.	Oxford Industries, Inc.	
Deckers Outdoor Corporation		Ralph Lauren Corporation	

1 L Brands, Inc., which was included in the custom comparator group, was split into two companies after we made awards in 2021. Its Victoria Secret business, which is the comparator business to ours, was spun off as an independent company named Victoria's Secret & Co. Victoria's Secret & Co. was substituted for L Brands, Inc. (now known as Bath & Body Works, Inc.) for the 2022 awards.

2022 decisions

All of our Named Executive Officers (other than Mr. Holmes and Mr. Fischer) received awards of performance share units in 2022 with a performance cycle generally covering the second quarter of 2022 through the first quarter of 2025.

Performance measures

The Compensation Committee set performance goals for EBIT and relative TSR metrics for the relevant three-year periods, as set forth below. The relative TSR goals are at the same percentile ranks as they were for grants over the past several years.

	Weight	Threshold*	Target*	Maximum*
EBIT (three-year)	50%	$3,049,000,000	$3,674,000,000	$3,931,000,000
Relative TSR (percentile) (three-year)	50%	30th	55th	80th

* These goals are presented solely for the purpose of describing our compensation program. They are not management's estimates of results or other guidance. Investors should not apply these goals to other contexts.

Payouts for performance between goals would be calculated on a straight-line interpolation basis.

The following table shows the aggregate potential payouts and the aggregate number of shares each payout represents based on the May 2, 2022 grant date. To reinforce the long-term focus these awards are meant to create, our Chief Executive Officer is required to hold for one year the after-tax shares he receives. This holding requirement is in addition to his stock ownership requirement.

NEO	Threshold ($)[1]	Threshold (# shares)	Target ($)[1]	Target (# shares)	Maximum ($)[1]	Maximum (# shares)
Stefan Larsson	1,759,637	23,534	3,519,274	47,068	7,038,549	94,136
Zachary J. Coughlin	245,694	3,286	491,388	6,572	982,777	13,144
Julie A. Fuller	122,922	1,644	245,844	3,288	491,688	6,576
Martijn Hagman	327,642	4,382	655,284	8,764	1,310,569	17,528
Patricia Donnelly	184,233	2,464	368,467	4,928	736,933	9,856

1 The award values are equal to the number of shares multiplied by $74.77, the closing price of our common stock on the grant date. The award values are not calculated in the same manner as the grant date fair values we are required to include in the Summary Compensation Table, which begins on page 61.

Pay For Performance

We do not adjust performance goals for outstanding awards that we believe will not pay out. Consistent with that practice, we did not alter the performance measures or goals for outstanding PSU awards that had performance goals that were unlikely to be attained because of the effects of the pandemic. There were no payouts of PSU awards for the awards granted in 2017 through 2019, as the performance measures established at the time of grant were not achieved.

We generally consider PSU awards to be part of the compensation paid to the NEOs in the last full year of the performance cycle even though the performance periods do not align fully with fiscal years. As such, the payouts of the awards granted in April 2020 are considered part of the applicable NEO's 2022 compensation. PSU awards were made in 2020 in two tranches because of stock price volatility and other factors at the beginning of the pandemic. The second tranche, which was made in September 2020, will be considered part of 2023 compensation if any portion vests.

Competitive Pay for Performance

Peer Group

All of the companies in the peer group are involved in the wholesale or retail sales of apparel and related products, use similar channels of distribution, and are comparable in size to PVH. The Compensation Committee reviews, considers, and approves the peer group annually after receiving input from ClearBridge regarding potential additions to or deletions from the group. Factors deliberated include changes to a peer company's business that make our companies less comparable; pending acquisitions involving a peer company; a material change in a peer company's financial condition or results of operations; and a diminution in the amount and quality of compensation information available regarding a peer company's executives.

Each year, the Compensation Committee considers a study compiled by ClearBridge (using information culled from public filings and published compensation benchmark surveys) of compensation awarded to executives in the peer group as part of its review when considering compensation packages. We use the peer group to provide market context for compensation decisions, both because these are companies with which we compete for executive talent and because it helps the Committee assess the reasonableness of our compensation packages. The Committee does not tie our NEOs' compensation to any particular level in comparison to the peer group.

The 2022 peer group companies (when selected) had revenues for their most recently completed fiscal years between approximately 50% and 200% of our annual revenue, as shown below.



Company	Industry	Most Recent Fiscal Year Revenue ($000)	Enterprise Value (as of 1/27/23) ($000)
Ross Stores, Inc.	Apparel Retail	$18,696	$42,947
The Estée Lauder Companies Inc.	Personal Care Products	$17,737	$102,139
The Gap, Inc.	Apparel Retail	$15,616	$10,340
V.F. Corporation	Apparel, Accessories and Luxury Goods	$11,842	$18,352
PVH Corp.	Apparel, Accessories and Luxury Goods	$9,024	$8,756
Foot Locker, Inc.	Apparel Retail	$8,759	$6,965
Tapestry, Inc.	Apparel, Accessories and Luxury Goods	$6,685	$13,312
Hanesbrands Inc.	Apparel, Accessories and Luxury Goods	$6,234	$6,839
Ralph Lauren Corporation	Apparel, Accessories and Luxury Goods	$6,219	$9,448
Levi Strauss & Co.	Apparel, Accessories and Luxury Goods	$6,169	$8,615
Capri Holdings Limited	Apparel, Accessories and Luxury Goods	$5,654	$11,493
L Brands[1]	Apparel Retail	N/A	N/A

Revenue Summary
75th Percentile $14,672
PVH $9,024
Median $7,722
25th Percentile $6,222
Enterprise Value Summary
75th Percentile $17,092
Median $10,916
25th Percentile $8,823
PVH $8,756

1 L Brands, Inc. split into two companies in 2021. Its Victoria's Secret business was spun off as an independent company (Victoria's Secret & Co.), with L Brands being renamed Bath & Body Works, Inc. L Brands was used as a peer for 2022 compensation, as L Brands had already filed its 2021 Proxy Statement, which contained the compensation data available to the Committee as it established 2022 compensation packages. Victoria's Secret has now been substituted for L Brands/Bath & Body Works in the peer group. Victoria's Secret's most recent revenue and enterprise value as of 1/27/23 are $6,344 million and $5,811 million, respectively.

PVH Performance Compared to Peer Group Performance

The following shows our performance against our peer group with regard to several metrics for the one- and three-year periods ended with the 2022 year end (last business day of 2022 for the TSR comparisons).



Performance Measure
Revenue Growth vs. peer group
EBIT Growth[1] vs. peer group
TSR vs. peer group
(as of January 27, 2023)
TSR vs. Russell 3000
(as of January 27, 2023)
Overall Percentile Rank[2]



PVH Percentile Rank
1-Year (2022)
3-Year (2020–2022)
54.7%
63.2%
53.2%
50.3%
57.0%
3.0%
32.5%
38.4%
32.3%
24.6%
0
25
50
75
100

1 EBIT growth is based on non-GAAP amounts, as reported by us.

2 Overall percentile ranking excludes TSR vs Russell 3000.

PVH Pay Mix Compared to Peer Group Pay Mix

As shown below, the distribution of our executive compensation among long- and short-term elements, and fixed and variable elements, is consistent with the distribution within our peer group.



CEO: PVH
Total Target Direct Compensation
Base Salary 11%
Bonus 22%
RSUs 20%
Stock Options 13%
Performance LTI 34%
89%
Performance Based
Other NEOs[2]: PVH
(average) Total Target Direct Compensation
Base Salary 29%
Bonus 23%
RSUs 22%
Stock Options 15%
PSUs 11%
71%
Performance Based
CEO: Peer Group[1]
Total Target Direct Compensation
Base Salary 10%
Bonus 19%
RSUs 21%
Stock Options 11%
Performance LTI 39%
90%
Performance Based
Other NEOs: Peer Group
(average) Total Target Direct Compensation
Base Salary 20%
Bonus 22%
RSUs 25%
Stock Options 8%
Performance LTI 25%
80%
Performance Based

1 Excludes the Tapestry, Inc. CEO because her specific pay mix was not disclosed at the time our compensation decisions were made.

2 Excludes Mr. Holmes, who served as Interim Chief Financial Officer for part of 2022. See discussion on page 43.

CEO Compensation Compared to Total Stockholder Return

The following graph illustrates the strong alignment of our compensation program with the creation of long-term stockholder value. It shows our CEO's target total compensation and actual total compensation for each of 2020, 2021 and 2022 as compared to our one-year and cumulative three-year TSR for each of those years. The alignment of pay also is consistent with TSR for the Russell 3000 index, as shown below the graph. The compensation set forth below is not the same as shown on the Summary Compensation Table.



Total Compensation ($MMs)
1-Year TSR
-2%
3-Year Cumulative TSR
-43%
1-Year TSR
11%
3-Year Cumulative TSR
-12%
1-Year TSR
-5%
3-Year Cumulative TSR
1%
$14.5
$5.9
$11.9
$8.4
$11.9
$8.0
Target Total Compensation
Actual Total Compensation[1]
2020
2021
2022
Russell 3000 1-Year TSR
19%
17%
-8%
Russell 3000 3-Year Cumulative TSR
37%
64%
25%

1 Actual Total Compensation reflects salary paid, bonus and PSUs earned, and stock options and RSUs vested in each year.

Other Benefits

Our active U.S.-based NEOs participate in our Associates Investment Plan (our "401(k) plan") and Supplemental Savings Plan. Our active U.S.-based NEOs, other than Mr. Coughlin, participate in our Pension Plan and Supplemental Pension Plan. Mr. Coughlin joined PVH after those plans were closed to new participants. Messrs. Holmes and Fischer also participate in our Executive Medical Reimbursement Insurance Plan. Messrs. Larsson and Coughlin and Ms. Fuller are not eligible to participate in our Executive Medical Reimbursement Insurance Plan, as it was closed to new participants in 2017.

Mr. Hagman participates in the *Zwitserleven Pensioen Plan*, a defined contribution plan for associates in the PVH Europe headquarters in Amsterdam, and PVH Net Pension Plan, a defined contribution plan for certain highly compensated executives in the PVH Europe headquarters.

We believe the benefits offered under our retirement, pension and welfare plans serve a different purpose than the other components of compensation. In general, these benefits are designed to provide a safety net against the financial catastrophes that can result from illness, disability or death, and to provide a reasonable level of retirement income based on compensation and years of service. Benefits offered to our executive officers are similar to those offered to the general associate population, with some variation to promote tax efficiency and replace benefit opportunities lost due to regulatory limits.

Perquisites are limited and generally consist of discounts in our retail stores available to all associates. We maintain multiple relocation polices for associates who are hired subject to a requirement that they relocate to one of our offices. Mr. Coughlin and Ms. Fuller both received benefits and reimbursements under our relocation policy for executives (in 2022 and 2021, respectively) to cover moving expenses, temporary housing and other one-time relocation-related costs. The relocation policy for executives offers more generous benefits than our broad-based relocation policy.

Car and driver. We own a car and employ a driver who drives executives to and from meetings, including among our three New York City and four New York metropolitan area offices, and provides messenger and other services. Although the majority of the driver's services (and, therefore, the costs associated with the car) are for business purposes, we allow Mr. Larsson to use the car and driver for personal purposes, generally limited to his daily commute, as we believe this accommodation enables him to be more productive during this time. The business use of this amenity was significantly reduced during the pandemic until our offices reopened in March 2022. We also covered commuting costs for all associates while our offices were closed.

We also lease a car and employ a driver who drives executives to and from meetings, and provides messenger and other services, in Amsterdam, where our European headquarters is located. The majority of the driver's services (and, therefore, the costs associated with the car) are for business purposes. Mr. Hagman utilizes the services of the car and driver, including occasional personal use. Mr. Hagman also receives a monthly car allowance, which is a common perquisite in Europe for the lead executive in a country.

Sporting events. As part of certain marketing activities, including sponsorships of the New York Giants, we have a limited number of tickets (including use of a suite) to Giants football games at MetLife Stadium. These were provided at no cost to us and were available to all of our associates on a non-discriminatory basis, so, at times, they may have been used personally by our NEOs.

Administration Of Our Compensation Programs

Stock Ownership Requirements

Each of our active NEOs, other than Mr. Holmes, is subject to an ownership requirement. Under our Stock Ownership Guidelines, our Chief Executive Officer is required to hold shares of our common stock with an aggregate value equal to six times his annual base salary. Our Chief Financial Officer, Chief Executive Officer, Tommy Hilfiger Global and PVH Europe, and President, Calvin Klein Global, must hold shares with an aggregate value equal to three times their respective annual base salaries. Our Chief People Officer, General Counsel & Secretary, and certain of our other executives are required to hold shares with an aggregate value of one and a half times their annual base salary. In addition, Mr. Larsson must hold for one year the after-tax payouts of his PSU awards, starting with those granted in 2021 (the year he became CEO). NEOs who are not in compliance with their ownership guideline must hold 50% of their after-tax shares received upon vesting or exercise of awards until they are in compliance.

Stock Ownership Requirement Multiples

CEO

6x

Base Common Stock Value

Chief Financial Officer, Chief Executive Officer, Tommy Hilfiger Global and PVH Europe, and President, Calvin Klein Global


3x

Base Common Stock Value

Chief People Officer, General Counsel/Secretary, Regional President, PVH Asia Pacific, President, Calvin Klein Americas, Chief Strategy & Transformation Officer, Chief Supply Chain Officer, Chief Communications Officer


1.5x

Base Common Stock Value

Executive officers are required to meet the ownership requirements within five years of becoming subject to them.

We include in determining compliance:

- common stock owned outright by the individual or their immediate family members who share the same household, whether held individually or jointly;
- common stock held in trust for the benefit of the individual or their family;
- common stock underlying restricted stock units held by the individual;
- common stock deemed beneficially owned through the individual's holdings, if any, in the PVH Stock Fund investment option in our 401(k) plan; and
- common stock underlying performance share units held by the individual which have been earned because the performance condition has been met (after the completion of the performance period) but delivery of the underlying Common Stock is subject to an additional time-based vesting period.

As of the record date for the meeting, all of the active NEOs subject to the guidelines are in compliance with our stock ownership guidelines.

Use of Non-GAAP Results

Performance targets based on corporate or business unit performance are typically measured on a non-GAAP basis. The Compensation Committee determines at the time it establishes the targets certain types of expenses, costs, and other matters (such as foreign exchange volatility, acquisitions, divestitures, restructurings and any discrete tax events, including changes in tax rates or tax laws) that it believes should not affect the calculation of the achievement of a performance goal. Business unit performance targets also typically exclude corporate allocations, costs associated with corporate initiatives, and other matters that management recommends to the Committee should not be considered. These adjustments and exclusions may differ from those used by management when providing guidance and discussing results. As a result, the earnings results and targets discussed in this CD&A may differ from, or may not in the future be aligned with, our guidance and reported results.

The corporate and business unit EBIT targets and results discussed in this Proxy Statement all include adjustments and exclusions of the type discussed above. Significantly for determining payouts of 2022 bonus awards, the Compensation Committee excluded foreign exchange volatility, as the euro (the principal foreign currency in which our businesses transact business) traded at a 30-year low against the U.S. dollar. Foreign exchange masked the 5% revenue growth of our businesses on a constant currency basis. The Committee has also determined to use constant currency when calculating financial performance results for 2023 bonus awards to hold management accountable for controllable outcomes.

Timing of Equity Awards

Our equity award policy provides that the annual grant of stock options and restricted stock units to our senior executives, including our NEOs, generally will be approved by the Compensation Committee at a meeting held during the period commencing two days after the filing of our Annual Report on Form 10-K for the most recently completed fiscal year and ending on April 14 of the current year.

PSU awards have historically been made around the end of the first quarter to provide time to finalize financial goals and, because certain of the goals include stock price performance, so that the end of the performance cycle occurs shortly (and not immediately) after we report our year-end earnings.

Equity awards may be made to our NEOs outside of the annual grant process in connection with a promotion or assumption of new or additional duties, or for another appropriate reason. All such grants to our NEOs must be approved by the Compensation Committee and generally will be made on the first business day of the month following the effective date of the precipitating event (or on the effective date if it is the first business day of a month).

The Committee retains the discretion not to make grants at the times provided in the equity award policy if the members determine the timing is not appropriate, such as if they are in possession of material non-public information. Additionally, the Committee retains the discretion to make grants, including an annual equity grant, at times other than as provided in the policy if the members determine circumstances, such as changes in accounting and tax regulations, warrant taking such an action.

Prohibition on Pledging and Hedging

We have a comprehensive Insider Trading Policy that includes a prohibition on pledging our securities or holding our securities in a margin account. Additionally, the policy prohibits engaging in hedging, monetization and similar transactions in respect of our securities. This policy, applicable to all officers, directors and associates, was put in place to ensure that the interests of these individuals remain aligned with those of our stockholders, and that they continue to have the incentive to execute our long-term plans and achieve the performance for which their equity awards are intended.

Clawback Policy

Our Clawback Policy permits us to recover compensation in the event of a restatement of our financial statements or a material violation of a material company policy. Awards made under our stock and incentive compensation plans are subject to the Clawback Policy. We are currently considering how to update our Clawback Policy to comply with the new rules proposed by the NYSE, which are required under a new SEC rule to become effective in the second half of 2023.

Internal Pay Equity

We do not have a policy regarding internal pay equity, but we do review compensation levels to ensure that appropriate internal pay equity exists. In some cases, there are differences in the compensation packages awarded to our Named Executive Officers, such as differences in the percentage of base salary payable under our incentive awards. These differences are largely the result of benchmarking but also reflect considerations such as seniority and tenure. Otherwise, our policies and decisions relating to our NEO compensation packages are substantially identical.

The following graphs show the ratios of our CEOs' target total direct compensation to that of the next highest paid executive officer and to that of all the other named executive officers for each of the past three years, subject to the following notations:

- Mr. Larsson was our CEO in 2021 and 2022. His predecessor, Emanuel Chirico, was CEO in 2020.
- The other named executive officers for each of 2020, 2021 and 2022 are the individuals identified in our 2021, 2022 and 2023 proxy statements, respectively, except that:
  - Mr. Holmes is not included among "All Other NEOs (Average)" in the right-hand graph below for 2021 or 2022. He served as Interim Chief Financial Officer for a portion of both years and, as a result, was a NEO under SEC rules for both. He is excluded from the graph because he is not an executive officer (*see* discussion on page 43).
  - Cheryl Abel-Hodges, a former executive officer, is not included among "All Other NEOs (Average)" for 2021 in the right-hand graph below. She was a NEO under SEC rules for 2021, but was an adviser and no longer an executive officer at the time her 2021 compensation package was set. As a result, her 2021 compensation package was not constructed applying the same program as applied to our other named executive officers for 2021.
- Mr. Larsson was our second highest paid NEO in 2020 when he served as our President.

CEO Target Total Direct Compensation vs. 2nd Highest Paid Named Executive Officer

($ in millions)



$14.5
1.8x
$8.0
$11.9
2.3x
$5.2
$11.9
2.1x
$5.7
2020
2021
2022
Second Highest Paid NEO
CEO

CEO Target Total Direct Compensation vs. All Other Named Executive Officers

($ in millions)



$14.5
2.9x
$5.0
$11.9
3.1x
$3.8
$11.9
3.4x
$3.5
2020
2021
2022
All Other NEOs (Average)
CEO

Federal Income Tax Deductibility of Executive Compensation

The U.S. Tax Cuts and Jobs Act of 2017 made certain changes to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), effective for tax years beginning after December 31, 2017. These changes include subjecting the compensation of all NEOs and certain other current officers to the $1 million per year deduction limit and eliminating the exclusion for qualified performance-based compensation. We have not made any material changes to our compensation program in response to the legislation. Our compensation philosophy and decisions were and are driven by factors other than deductibility. In some instances, we determine it is in our best interest to provide compensation that is not fully deductible.

Employment Agreements, Termination of Employment, and Severance

We have employment agreements with all of our Named Executive Officers that generally provide them with severance benefits and provide PVH with the protection of restrictive covenants. We use employment agreements to attract and retain qualified executives who could have job alternatives they might otherwise accept. All the agreements, other than Mr. Hagman's, are evergreen; Mr. Hagman's is subject to a statutory retirement age. The material terms of these agreements are described under the heading "Employment Contracts," beginning on page 65. Exhibit B provides a list of the SEC filings that have a NEO employment agreement as an exhibit.

ClearBridge has advised us that the employment agreements for our U.S.-based executives provide benefits that are generally "market," particularly within our industry peer group. The severance multipliers under the actively-employed NEOs' agreements are as follows:

NEO	Ordinary termination	Termination following change in control
Stefan Larsson	**2x** base salary and target bonus	**2x** base salary and target bonus
Zachary J. Coughlin	**2x** base salary and target bonus	**2x** base salary and target bonus
James W. Holmes	**2x** base salary and target bonus	**2x** base salary and target bonus
Mark D. Fischer	**2x** base salary and target bonus	**2x** base salary and target bonus
Julie A. Fuller	**2x** base salary and target bonus	**2x** base salary and target bonus
Martijn Hagman	**1x** base salary and target bonus	**1x** base salary and target bonus

Change in Control Provisions in Equity Plans and Awards

Awards under our Stock Incentive Plan vest after a change in control (provided the awards are assumed by the acquirer) upon the earlier of the original vesting date and a termination of employment (other than for cause or voluntarily without good reason) within two years of the change in control (*i.e.*, double trigger).

Risk Considerations in Compensation Programs

Our compensation program is a pay-for-performance model; performance-based incentives constitute a significant portion of the compensation packages awarded to executives. We believe it is important to ensure that these incentives do not indirectly encourage our associates to take actions that may conflict with our long-term best interests. We address this concern in several ways.

Pay Mix

We believe that base salaries we pay, which do not engender risky behavior, are competitive and sufficient to retain and motivate our executives. Our incentive compensation program consists of both short-term and long-term incentives, which encourage associates to focus on both annual results and long-term sustainable performance. Although the majority of each NEO's pay is variable, incentive compensation is heavily weighted towards long-term components. These factors discourage risk-taking.

Capped Awards

The payouts of annual bonus and performance share unit awards are capped, even if our performance exceeds the predetermined maximum goals. This mitigates the risk that associates may take unwise actions to enhance our performance.

Long-Term Performance

Performance share unit awards are based upon our performance over a three-year period, which reduces any incentive to take short-term risks. In addition, the performance measures are selected to align management and stockholder interests.

Vesting Over Extended Periods

Stock options and restricted stock units generally do not vest fully for four years. This extended vesting period discourages unnecessary or excessive risk-taking by maintaining sufficient future value that remains outstanding. Additionally, our Insider Trading Policy prohibits hedging and other activities that could offset the benefits of having these as long-term awards.

Performance Metrics and Goals

The performance goals established by the Compensation Committee for annual bonus awards made to our NEOs are based upon our annual budgets, which are reviewed and approved by the Board. We believe these goals are sufficiently challenging but attainable without the need to take inappropriate risks or make material changes to our business or strategy. The bonuses payable under the annual management bonus programs, in which certain other executives participate, are based on the same performance measures as those that apply to NEO bonuses, which means that all PVH associates are pursuing complementary goals, and those goals are consistent with stockholder interests. The one bonus plan we have in which associates may receive bonuses based upon financial metrics that differ from those in our Performance Incentive Bonus Plan and our annual management bonus program provides de minimis bonuses.

The performance goals for annual PSU awards made to our NEOs are split 50% between two typically three-year performance goals, and they cliff vest at the end of the performance cycle if performance goals are achieved. Additionally, as payouts are subject to our audit and the Compensation Committee's determination that performance goals were achieved, and the Committee has the ability to adjust payouts downward, we believe there are adequate controls over excessive risk taking and short-term focus.

Recoupment

Our Clawback Policy allows us to recover any incentive compensation paid or granted to any current or former Section 16 officer (the executives whose compensation is subject to Compensation Committee review and approval) in the event of a restatement of our financial statements or a material breach of a material company policy.

Equity Ownership

Incentive compensation has a large stock component to it. The value of equity awards is best realized through long-term appreciation of stockholder value, especially when coupled with our stock ownership guidelines. Since our NEOs are required to hold a prescribed amount of our common stock, it is in their interest not to jeopardize stock appreciation.

Management identified the above items in a risk assessment of each component of the compensation program for our NEOs and across PVH that was presented to the Compensation Committee and assessed by ClearBridge. The assessment verified our conclusion that there is no significant opportunity for excessive risk-taking arising from our overall compensation program that is reasonably likely to have a material adverse effect on PVH.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis section of this Proxy Statement. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis section be included in this Proxy Statement.

Compensation Committee
Amanda Sourry, Chair
Michael M. Calbert
Allison Peterson

Executive Compensation Tables

Summary Compensation Table

The Summary Compensation Table includes the 2020, 2021 and 2022 compensation data for our Named Executive Officers for the years in which they served as NEOs.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Stefan Larsson Chief Executive Officer, PVH Corp.	2022	1,300,000	0	6,400,236	1,600,409	2,199,210	417,826	221,394	12,139,075
	2021	1,300,000	0	6,400,233	1,602,896	5,200,000	200,637	10,442	14,714,208
	2020	1,095,000	0	3,333,533	1,669,116	1,800,000	210,989	9,975	8,118,613
Zachary J. Coughlin Executive Vice President and Chief Financial Officer	2022	705,114	0	2,140,275	750,513	596,854	N/A	280,447	4,473,203
James W. Holmes Executive Vice President and Controller	2022	595,833	500,000[6]	350,113	0	253,740	0	74,562	1,774,248
	2021	558,333	270,000[6]	950,382	0	718,750	114,989	36,754	2,649,208
Mark D. Fischer Executive Vice President, General Counsel & Secretary	2022	695,908	0	500,284	0	296,030	0	64,062	1,556,284
Julie A. Fuller Executive Vice President, Chief People Officer	2022	725,000	200,000[7]	800,528	500,342	463,112	110,971	10,763	2,810,716
	2021	683,333	300,000[7]	800,483	502,112	1,050,000	46,325	212,712	3,594,965
Martijn Hagman[8] Chief Executive Officer, Tommy Hilfiger Global and PVH Europe	2022	1,019,861	0	1,900,395	1,100,067	747,199	N/A	87,610	4,855,132
	2021	968,405	0	850,479	502,112	1,718,722	N/A	43,086	4,082,804
	2020	770,372	0	1,750,124	352,606	767,515	N/A	33,228	3,673,845
Patricia Donnelly Former Chief Executive Officer, PVH Americas and Calvin Klein Global	2022	833,333	0	1,100,169	651,130	621,247	N/A	4,802,367	8,008,246
	2021	958,900	653,742[9]	4,011,153	651,780	1,917,800	N/A	2,917	8,196,292

1 The compensation reported represents the aggregate grant date fair value of RSUs and PSUs granted in the fiscal year listed. These are multi-year awards that pay out in future years only if performance objectives and/or service requirements are met. The reported compensation includes the full grant date value of each award in accordance with SEC rules, but we expense the cost over the requisite service period.

The following sets forth the breakdown between RSUs and PSUs of the referenced stock awards:

Name	Fiscal Year	Restricted Stock Units ($)	Performance Share Unit Awards ($)	Total Stock Awards ($)
Stefan Larsson	2022	2,400,162	4,000,074	6,400,236
	2021	2,400,152	4,000,081	6,400,233
	2020	1,666,720	1,666,813[a]	3,333,533
Zachary J. Coughlin	2022	1,540,153[b]	600,122	2,140,275
James W. Holmes	2022	350,113	N/A	350,113
	2021	950,382[b]	N/A	950,382
Mark D. Fischer	2022	500,284	N/A	500,284
Julie A. Fuller	2022	500,284	300,244	800,528
	2021	500,223	300,260	800,483
Martijn Hagman	2022	1,100,110	800,285	1,900,395
	2021	500,223	350,256	850,479
	2020	1,550,057	200,067	1,750,124
Patricia Donnelly	2022	650,169	450,000	1,100,169
	2021	3,560,906[b]	450,247	4,011,153

a Reflects grant date value. The performance cycle for this award ended on April 28, 2023. As certified on May 2, 2023, based on the performance level achieved, 26,812 shares were earned.

b Includes special RSU grants. *See* discussion on page 51 for the special grant made to Mr. Coughlin.

The fair value of RSUs is equal to the closing price of our common stock on the grant date multiplied by the number of units granted. The PSUs granted in 2022 and 2021 are divided equally between market-based awards and non-market-based awards. All of the PSUs granted in 2020 are market-based awards. The fair value of the non-market-based awards is equal to the closing price of our common stock minus the present value of any dividends expected to be paid on our common stock during the three-year requisite service period, as these contingently issuable PSUs do not accrue dividends. The fair value of the market-based awards was established on the grant date using the Monte Carlo simulation model, which was based on the following assumptions:

	2022	2021	2020
Weighted Average Grant Date Fair Value Per PSU	$103.28	$159.13	$64.81
Weighted Average Risk-Free Interest Rate	2.91%	0.33%	0.19%
Expected Annual Dividends Per Share	$0.15	$0.15	$0.15
Weighted Average Company Volatility	64.02%	60.69%	52.05%

The fair value of PSUs reflects the value of the award at the grant date based on the probable outcome of the performance conditions. Mr. Larsson's awards granted in 2022 and 2021 are subject to a holding period of one year after the applicable vesting date. For such awards, the grant date fair values were discounted 6.90% and 8.40%, respectively, for the restriction of liquidity, which we calculated using the Finnerty model. The value of the NEOs' PSUs on the grant date at the maximum performance payout level is shown in the following table and was calculated by multiplying the maximum number of shares payable by the closing price of our common stock on the grant date.

Name	2022	2021	2020
Stefan Larsson	7,038,549	7,134,636	2,772,281
Zachary J. Coughlin	982,777	N/A	N/A
James W. Holmes	N/A	N/A	N/A
Mark D. Fischer	N/A	N/A	N/A
Julie A. Fuller	491,688	490,355	N/A
Martijn Hagman	1,310,569	572,003	329,372
Patricia Donnelly	736,933	735,299	N/A

2 The compensation reported represents the aggregate grant date fair value of stock options granted in the fiscal year listed. The fair value of each award is estimated as of the grant date using the Black-Scholes-Merton option valuation model.

The following summarizes the assumptions used to estimate the fair value of stock options granted in the fiscal year listed:

	2022	2021	2020
Weighted Average Grant Date Fair Value Per Option	$34.27	$48.28	$23.26
Weighted Average Risk-Free Interest Rate	2.50%	1.24%	0.48%
Expected Annual Dividends Per Share	$0.15	$0.15	$0.15
Weighted Average Company Volatility	47.34%	47.58%	45.10%
Weighted Average Expected Option Term, In Years	6.25	6.25	6.25

3 The compensation reported consists of payouts under our Performance Incentive Bonus Plan earned with respect to performance cycles ended with the fiscal year listed.

4 The compensation reported consists of the changes in values under our Pension Plan and our Supplemental Pension Plan as follows:

Name	Fiscal Year	Change in Pension Plan Value ($)	Change in Supplemental Pension Plan Value ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings† ($)
Stefan Larsson	2022	1,527	416,299	417,826
	2021	32,538	168,099	200,637
	2020	19,734	191,255	210,989
Zachary J. Coughlin	2022	N/A	N/A	N/A
James W. Holmes	2022	(198,179)	(203,084)	0
	2021	19,979	95,010	114,989
Mark D. Fischer	2022	(156,201)	(411,829)	0
Julie A. Fuller	2022	12,848	98,123	110,971
	2021	11,693	34,632	46,325
Martijn Hagman	2022	N/A	N/A	N/A
	2021	N/A	N/A	N/A
Patricia Donnelly	2022	N/A	N/A	N/A
	2021	N/A	N/A	N/A

† The amounts reported represent the aggregate change in the actuarial value of the NEOs' accumulated benefits under all defined benefit plans. The amount reported for the total change in pension present value for Mr. Holmes and Mr. Fischer in 2022 is zero, as the change in the aggregate value is negative. Mr. Hagman and Mr. Coughlin are not participants in either plan. *See* discussion on page 55. Mr. Larsson became eligible to participate in the pension plans on July 1, 2020. Ms. Donnelly's employment terminated effective November 30, 2022 and she had not vested in her benefits under either plan. Additional information regarding the two pension plans is included in this section under the Pension Benefits table and under the heading "Defined Benefit Plans." *See* page 74.

5 The following table provides additional information about the amounts that appear in the All Other Compensation column.

Name	Fiscal Year	Perquisites		Contributions to Defined Contribution Plans[a] ($)	Executive Medical Premiums ($)	Termination-Related Compensation ($)	Total ($)
		Personal Travel ($)	Other ($)				
Stefan Larsson	2022	28,719	0	192,675	N/A	N/A	221,394
	2021	0	0	10,442	N/A	N/A	10,442
	2020	0	0	9,975	N/A	N/A	9,975
Zachary J. Coughlin	2022	0	250,812[b]	29,635	N/A	N/A	280,447
James W. Holmes	2022	0	0	63,029	11,533	N/A	74,562
	2021	0	0	28,970	7,784	N/A	36,754
Mark D. Fischer	2022	0	0	52,529	11,533	N/A	64,062
Julie A. Fuller	2022	0	0	10,763	N/A	N/A	10,763
	2021	0	202,416[d]	10,296	N/A	N/A	212,712
Martijn Hagman	2022	22,652[c]	0	64,958	N/A	N/A	87,610
	2021	25,406[c]	0	17,680	N/A	N/A	43,086
	2020	20,202[c]	0	13,026	N/A	N/A	33,228
Patricia Donnelly	2022	0	0	24,226	N/A	4,778,141[e]	4,802,367
	2021	0	0	2,917	N/A	N/A	2,917

a For U.S.-based NEOs, this represents contributions to our 401(k) plan and our Supplemental Savings Plan. For Mr. Hagman, this represents contributions to *Zwitserleven Pensioen Plan* and our supplemental PVH Net Pension Plan. Both are defined contribution plans, the former for all associates and the latter for certain executives in our European headquarters in Amsterdam.

b This amount consists of moving expenses and relocation expenses of $163,028 and a tax gross-up of $87,784. These expenses and the associated tax gross-ups were paid in accordance with our Executive Relocation Policy.

c These amounts represent a car allowance. *See* discussion on page 66.

d This amount consists of moving expenses and relocation expenses of $194,113, a moving allowance of $5,000, and a tax gross-up on the moving allowance of $3,303. These expenses and the associated tax gross-ups were paid in accordance with our Executive Relocation Policy.

e Termination-related compensation includes severance, medical benefit coverage, coaching fees and the value of an award of RSUs, the vesting of which was accelerated. Ms. Donnelly was entitled to severance pursuant to the provision of her employment agreement governing termination of employment by PVH without cause or by Ms. Donnelly for good reason. *See* pages 66.

6 Mr. Holmes was awarded a cash bonus of $750,000 in recognition of the increased responsibilities he assumed during the transition of our previous Chief Financial Officer's responsibilities and in recognition of Mr. Holmes' contemplated appointment as Interim Chief Financial Officer. He received $250,000 of this bonus in August 2021 and the remaining $500,000 in July 2022. Mr. Holmes also received a cash bonus of $20,000 in 2021 for the closure of the Heritage Brands transaction.

7 Ms. Fuller received a deferred cash sign-on bonus of $700,000 in connection with her commencement of employment with us in September 2020. The bonus vests in three installments, with $300,000 paid in September 2021, $200,000 paid in September 2022 and $200,000 to be paid in September 2023, subject to certain conditions, including her continued employment with us.

8 Mr. Hagman's cash compensation was paid in euros and has been converted at average euro-to-U.S. dollar exchange rates over the applicable fiscal year. The rates were 1.0487 for 2022, 1.1762 for 2021 and 1.1508 for 2020.

9 Ms. Donnelly received a cash sign-on bonus in 2021 in connection with her commencement of employment with us.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[2] (#)	All Other Option Awards: Number of Securities Underlying Options[3] (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stefan Larsson	4/6/2022								46,700	71.51	1,600,409
	4/6/2022							33,564			2,400,162
	5/2/2022				23,534	47,068	94,136				4,000,074
	5/2/2022[4]	1,300,000	2,600,000	5,200,000							
Zachary J. Coughlin	4/6/2022								21,900	71.51	750,513
	4/6/2022							10,492			750,283
	5/2/2022							10,564			789,870
	5/2/2022				3,286	6,572	13,144				600,122
	5/2/2022[4]	352,793	705,585	1,411,170							
James W. Holmes	4/6/2022							4,896			350,113
	5/2/2022[4]	150,000	300,000	750,000							
Mark D. Fischer	4/6/2022							6,996			500,284
	5/2/2022[4]	175,000	350,000	875,000							
Julie A. Fuller	4/6/2022								14,600	71.51	500,342
	4/6/2022							6,996			500,284
	5/2/2022				1,644	3,288	6,576				300,244
	5/2/2022[4]	273,750	547,500	1,095,000							
Martijn Hagman	4/6/2022								32,100	71.51	1,100,067
	4/6/2022							15,384			1,100,110
	5/2/2022				4,382	8,764	17,528				800,285
	5/2/2022[4,5]	524,350	1,048,700	1,835,225							
Patricia Donnelly	4/6/2022								19,000	71.51	651,130
	4/6/2022							9,092			650,169
	5/2/2022				2,464	4,928	9,856				450,000
	5/2/2022[4]	500,000	1,000,000	2,000,000							

1 These amounts represent potential payouts of PSU awards. *See* discussion on pages 52.

2 These amounts represent RSU awards. *See* discussion on page 51.

3 These amounts represent stock option awards. *See* discussion on page 51.

4 These amounts represent potential payout opportunities for annual bonus awards under our Performance Incentive Bonus Plan with respect to 2022 performance. Mr. Coughlin's potential payout opportunities are prorated for the number of days he was employed.

5 Potential cash payouts for Mr. Hagman have been converted at a euro-to-U.S. dollar exchange rate of 1.0487, which was the average exchange rate for 2022.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Contracts

Stefan Larsson, Zachary J. Coughlin, James W. Holmes, Mark D. Fischer, Julie A. Fuller and Patricia Donnelly

Summary of Employment Agreements

For ease of reading, the description immediately below is in the present tense even as applied to Ms. Donnelly (whose employment with us ended on November 30, 2022).

Our employment agreements with each of Messrs. Larsson, Coughlin, Holmes and Fischer, and Mses. Fuller and Donnelly, outline the compensation and benefits to be paid to these executives during their employment and set forth their rights to severance upon termination of employment. The agreements also include certain restrictive covenants in favor of PVH. The covenants include prohibitions during and after employment against the use of confidential information, soliciting our associates for employment by themselves or anyone else, competing against PVH by accepting employment or being otherwise affiliated with a competitor and interfering with our business relationships. The agreements provide for an annual review of base salaries and permit only upward adjustments of salary.

Termination without "cause" or for "good reason"

Generally, each executive is entitled to severance only if the executive's employment is terminated by PVH without "cause" or if the executive terminates the executive's employment for "good reason."

"Cause" is generally defined as:

- gross negligence or willful misconduct (a) in the executive's performance of the material responsibilities of the executive's position that results in material economic harm to us or our affiliates or (b) that results in reputational harm causing demonstrable injury to us or our affiliates;
- the executive's willful and continued failure to perform substantially the executive's duties (other than any such failure resulting from incapacity due to physical or mental illness);
- the executive's conviction of, or plea of guilty or *nolo contendere* to, a felony within the meaning of U.S. federal, state or local law (other than a traffic violation for Messrs. Larsson, Holmes and Fischer) or a crime of moral turpitude;
- the executive's having willfully divulged, furnished or made accessible any confidential information (as defined in the employment agreement);
- any act or failure to act by the executive that, under the provisions of applicable law, disqualifies the executive from acting in the executive's position; or
- any material breach of the employment agreement, our Code of Business Conduct and Ethics or any other material policy of PVH and its subsidiaries.

"Good reason" is generally defined as:

- the assignment to the executive of any duties that are inconsistent in any material respect with the executive's position or any other action that results in a material diminution in such position;
- for Mr. Holmes only, a change in his reporting relationship such that he no longer reports directly to the Board, Chief Executive Officer or Chief Financial Officer of PVH;
- for Messrs. Coughlin and Fischer and Ms. Fuller only, a change in their reporting relationship such that they no longer report directly to the Board or Chief Executive Officer of PVH;
- for Ms. Donnelly only, a change in her reporting relationship such that she no longer reports directly to the Chief Executive Officer or to the Board or, if any, to the President of PVH (or similar role); provided, however, that if her reporting relationship changes such that she reports to the President of PVH (or similar role), then such change in reporting relationship will not constitute the basis for her to terminate her employment for Good Reason only if other executives of the company with comparable responsibilities also report to the President of PVH (or similar or lesser role);
- for Messrs. Holmes and Fischer only, a reduction of base salary;
- for Messrs. Larsson and Coughlin and Mses. Fuller and Donnelly only, a reduction of their base salary, unless the Board imposes similar reductions in base salaries for other executive officers;
- the taking of any action that substantially diminishes (a) the aggregate value of the executive's total compensation opportunity or (b) the aggregate value of the employee benefits provided to the executive;
- for Mr. Larsson only, our failure to cause Mr. Larsson to be nominated for reelection to the Board at the expiration of each Board term during his employment;
- requiring that the executive's services be rendered primarily at a location or locations more than 35 miles (for Mr. Larsson) or 75 miles (for the other executives) from PVH's principal executive offices;
- for Mr. Larsson only, solely after a change in control of PVH, if Mr. Larsson is not serving as the Chief Executive Officer and a member of the board of directors of the top-most company in the chain of companies resulting from such change in control at any time during the one-year period following such change in control (other than as a result of Mr. Larsson's termination of employment for any reason or cessation of service as a director due to death or disability); or

- our failure to require any successor to assume expressly and agree to perform the executive's employment agreement.

Generally, in the event of a termination of employment without cause or for good reason, each of these executives is entitled to two times the sum of the executive's base salary plus an amount equal to the bonus that would be payable if target-level performance were achieved under the annual bonus plan (if any) in respect of the fiscal year during which the termination occurs (or the prior fiscal year, if bonus levels have not yet been established for the year of termination). All of the agreements require the applicable NEO to execute a release of claims in our favor in order to receive these payments. All such amounts are payable in accordance with our payroll schedule in 48 substantially equal installments.

The agreements provide that for the two-year period following the termination of the executive's employment without cause or for good reason, medical, dental and life insurance coverages are continued for the executive (and the executive's family, to the extent participating prior to termination of employment), subject to cessation if the executive obtains replacement coverage from another employer (although there is no duty to seek employment or mitigate damages). The executive is required to pay the active employee rate, if any, for such coverage.

Ms. Donnelly's agreement provides that in the event of a termination of employment without cause or for good reason, the sign-on award of 27,905 RSUs (the "Sign-On RSU Award") we granted to her to replace equity awards of her former employer, to the extent then outstanding, will become fully vested as of the date her employment is terminated and will be settled in accordance with the applicable underlying award agreement.

Termination following a change in control

Each of the NEOs also is entitled, in lieu of the above and subject to executing a release of claims in our favor, to severance upon the termination of their employment without cause or for good reason within two years after a change in control of PVH (as defined in the agreements). In either such case, the executive will receive an aggregate amount equal to two times the sum of the executive's base salary plus an amount equal to the bonus that would be payable if target-level performance were achieved under the annual bonus plan (if any) in respect of the fiscal year during which the termination occurs (or the prior fiscal year, if bonus levels have not yet been established for the year of termination). This amount will be paid in a lump sum if the change in control constitutes a "change in the ownership" or a "change in the effective control" of PVH or a "change in the ownership of a substantial portion of PVH's assets" (each within the meaning of Section 409A of the Code). Otherwise, this amount will be paid in 48 substantially equal payments.

These executives also would receive comparable medical, dental and life insurance coverage for themselves and their families for the two-year period immediately following such a termination, without a duty to mitigate or obtain replacement coverage from a subsequent employer.

Mr. Coughlin's agreement provides that in the event of a termination of employment for good reason as is described above, or by us for any reason other than death, disability or cause as is described above, in each case when occurring within two years after a change in control of PVH, both the $200,000 cash award that is scheduled to vest on December 31, 2023, and the award of 10,564 RSUs granted to him upon commencement of employment, to the extent then outstanding, will become fully vested as of the date his employment is terminated and will be settled in accordance with the applicable underlying award agreement.

Ms. Fuller's agreement provides that in the event of a termination of employment for good reason as is described above, or by us for any reason other than death, disability or cause as is described above, in each case when occurring within two years after a change in control of PVH, both the $700,000 cash award and the award of 17,971 RSUs granted to her upon commencement of employment, to the extent then outstanding, will become fully vested as of the date her employment is terminated and payouts thereof will be made within 30 days of such termination.

Ms. Donnelly's agreement provides that in the event of a termination of employment for good reason as is described above, or by us for any reason other than death, disability or cause as is described above, in each case occurring within two years of a change in control of PVH, the Sign-On RSU Award, to the extent then outstanding, will become fully vested as of the date her employment is terminated and will be settled in accordance with the applicable underlying award agreement.

All of the employment agreements provide that if the receipt of the foregoing severance would subject the executive to the excise tax on excess parachute payments under Section 4999 of the Code, the executive's severance would be reduced by the amount required to avoid the excise tax if such a reduction would give the executive a better after-tax result than if the executive received the full severance amount.

Martijn Hagman

Our employment agreement with Mr. Hagman outlines the compensation and benefits to be paid to him and sets forth the parties' rights to terminate Mr. Hagman's employment and the restrictive covenants to which he has agreed. Mr. Hagman's employment agreement provides that he will serve as the Chief Executive Officer of Tommy Hilfiger Global and PVH Europe, or in such other position or positions as our Executive Chairman, Chief Executive Officer, President or Board may designate. It also provides that his base salary is subject to annual review and upward adjustment, and may not be reduced without his consent unless the Board imposes similar reductions in base salaries for other similarly situated executives. Mr. Hagman's employment agreement also provides for a car allowance of €1,800 gross per month.

Termination without "cause" or for "good reason"

The employment agreement sets forth Mr. Hagman's rights to severance upon termination of employment. Generally, Mr. Hagman is entitled to severance only if his employment is terminated without "cause" or if he terminates employment for "good reason."

"Cause" is generally defined as the following:

- gross negligence or willful misconduct by Mr. Hagman (a) in his performance of the material responsibilities of his office or position that results in material economic harm to us or our affiliates, or (b) that results in material reputational harm to us or our affiliates;
- Mr. Hagman's willful and continued failure to perform substantially his duties (other than any such failure resulting from incapacity due to physical or mental illness);
- Mr. Hagman's conviction of, or plea of guilty or *nolo contendere* to, a felony or comparable crime within the meaning of European Union, Dutch national, U.S. federal, state or local law (other than a traffic violation) or a crime of moral turpitude;
- Mr. Hagman's having willfully divulged, furnished or made accessible confidential information (as defined in the employment agreement);
- any act or failure to act by Mr. Hagman that, under the provisions of applicable law, disqualifies him from acting in any or all capacities in which he is then acting for us;
- Mr. Hagman's having materially breached his employment agreement, our Code of Business Conduct and Ethics or any other material policy of PVH and its subsidiaries; or
- other urgent reason within the meaning of the Dutch Civil Code.

"Good reason" is generally defined as:

- the assignment to Mr. Hagman of any duties inconsistent in any material respect with his position, or any other action by us that results in a material diminution in such position;
- a change in Mr. Hagman's reporting relationship such that he no longer reports directly to the Board, the Executive Chairman, the Chief Executive Officer or the President of PVH, or any person serving in the role of principal executive officer, PVH's Chief Operating Officer or a comparable role;
- a reduction of base salary, unless the Board imposes similar reductions in base salaries for other similarly situated executives;
- the taking of any action by us that substantially diminishes (a) the aggregate value of Mr. Hagman's total compensation opportunity or (b) the aggregate value of the employee benefits provided to him, in each case relative to all other similarly situated senior executives;
- requiring that Mr. Hagman's services be rendered primarily at a location or locations more than 75 miles from our principal office in Amsterdam; or
- our failure to require any successor to assume expressly and agree to perform Mr. Hagman's employment agreement.

Either party may terminate Mr. Hagman's employment agreement, subject to a notice period of six months for Mr. Hagman and 12 months for us. The agreement automatically terminates at the end of the month in which Mr. Hagman reaches the statutory pension age under Dutch law (currently 68 years and three months).

If Mr. Hagman's employment is terminated without cause or for good reason (other than during the two-year period following a change in control (as defined in his agreement)), he is entitled to a severance payment equal to the sum of (x) his base salary for 12 months and (y) an amount equal to the bonus that would be payable if target-level performance were achieved under PVH's annual bonus plan (if any) in respect of the fiscal year during which the termination occurs (or the prior fiscal year, if bonus levels have not yet been established for the year of termination). This severance payment will be deemed to include the statutory severance amount and/or benefits provided for under Dutch law. The severance amount is payable in accordance with the Amsterdam office's regular payroll schedule in 12 substantially equal payments, commencing on the first scheduled payroll date that occurs on or following the date that is 30 days after Mr. Hagman's termination of employment, subject to Mr. Hagman delivering a settlement agreement to us.

If Mr. Hagman's employment is terminated without cause or for good reason within two years after a change in control, he is entitled to the above severance payment, which will be paid in 12 monthly installments commencing on the first scheduled payroll date that occurs on or following the date that is 30 days after Mr. Hagman's termination of employment, subject to Mr. Hagman delivering a settlement agreement to us.

If Mr. Hagman voluntarily resigns without good reason, he is generally entitled to receive base salary for 12 months after the conclusion of the notice period, paid in 12 substantially equal payments, in consideration of his covenant not to compete.

Mr. Hagman's employment agreement also provides that in the event of his disability pursuant to article 7:669, paragraph 3(b) of the Dutch Civil Code, we would be entitled to terminate his employment, in which case Mr. Hagman would be entitled to receive the statutory severance amount provided for under Dutch law.

Under his agreement, Mr. Hagman will not be entitled to severance if the business or operating unit or division in which he is then employed (the "Business") is sold, spun off or otherwise disposed of by PVH, regardless of the form or nature of such transaction, and either (i) he continues his employment in substantially the same or a greater capacity in regard to the Business as immediately prior to the transaction, regardless of the terms of such employment, or (ii) he is offered continued employment in connection with such transaction (whether or not he accepts the offer) and either (A) the employment agreement is to be assumed by the purchaser or other acquirer of the Business or is to be continued as a result of the purchase, spin off or other transaction involving a change in control of the entity then employing him or (B) he is offered employment in substantially the same or a greater capacity in regard to the Business and (1) his base salary is no less than the base salary then in effect and (2) all other compensation and benefits offered to him are consistent with those offered to similarly situated executives with his new employer (including in comparable affiliates).

The restrictive covenants in Mr. Hagman's agreement include prohibitions during and following employment against Mr. Hagman's use of confidential information, soliciting PVH associates for employment by himself or anyone else, interfering with our business relationships, and competing against us by accepting employment or being otherwise affiliated with a direct competitor of our businesses or products as of the date of termination or any business that we are planning to engage in or products that we are planning to develop or launch.

Other Arrangements

There are a number of other arrangements that would result in payments or other benefits to some or all of our Named Executive Officers upon a termination of employment or in the event of a change in control, in addition to the severance arrangements described above.

Stock Incentive Plan

Our Stock Incentive Plan enables us to grant stock options, restricted stock units, performance share units and other stock-based awards. To date, we have granted to the NEOs (i) service-based incentive and non-qualified stock options, restricted stock and restricted stock units; and (ii) contingently issuable performance share units and restricted stock units. The following describes the effect on stock option, restricted stock unit, and performance share unit awards (the only types of awards currently outstanding) of a termination of employment or change in control.

Stock options

The following sets forth the effect of certain triggering events on stock options prior to their exercise or expiration.

Death	Unvested stock options become exercisable and, together with already exercisable options, expire three months after the qualification of the representative of the participant's estate (or such earlier date on which they are scheduled to expire).
Change In Control	Unvested stock options that are assumed by the acquirer continue on the same terms and will become immediately exercisable in the event of the participant's termination of employment (other than for "cause" or without "good reason," as and if such terms are defined in the participant's employment agreement, if any) during the two-year period following the change in control. Unvested stock options that are not assumed by the acquirer become immediately exercisable.
Disability	Unvested stock options become immediately exercisable and, together with already exercisable options, expire three months after the termination of employment (or such earlier date on which they are scheduled to expire).
Retirement	Unvested stock options become immediately exercisable, except that awards granted in the year of retirement are forfeited if the participant retires prior to the last day of the calendar year of the grant. Stock options that vest, together with already exercisable options, expire three years after the retirement (or such earlier date on which they are scheduled to expire).
Voluntary Termination/Termination Without Cause/Termination For "Good Reason"[1]	Unvested stock options are forfeited. Vested stock options expire three months after the termination of employment (or such earlier date on which they are scheduled to expire).

1 "Good reason" is as defined in a participant's employment agreement (if any). "Cause" is as defined in the Stock Incentive Plan unless a participant's employment agreement (if any) provides it controls.

Restricted stock units

The following sets forth the effect of certain triggering events on RSUs prior to their vesting.

Death/Disability	All outstanding restricted stock units vest in full.
Change In Control	All outstanding restricted stock units that are assumed by an acquirer upon a change in control will continue to vest on their original schedule and only vest in full on an accelerated basis after termination of employment (other than for "cause" or without "good reason," as and if such terms are defined in a participant's employment agreement, if any) within two years of the change in control (*i.e.*, double trigger). All outstanding restricted stock units that are not assumed by an acquirer upon a change in control will vest in full on an accelerated basis upon the change in control.
Retirement	All outstanding restricted stock units generally vest in full, except that restricted stock units granted in the year of retirement are forfeited immediately if the recipient retires before December 31.
Voluntary Termination/Termination Without Cause/Termination For "Good Reason"[1]	All outstanding restricted stock units are forfeited immediately.

1 "Good reason" is as defined in a participant's employment agreement (if any). "Cause" is as defined in the Stock Incentive Plan unless a participant's employment agreement (if any) provides it controls.

Performance share units

The following sets forth the effect on performance share units of certain triggering events occurring during a performance cycle.

Death	The participant's estate will receive the target-level payout, prorated to reflect the portion of the performance cycle worked by the participant.
Change In Control	Awards assumed by the acquirer upon a change in control will be deemed to have satisfied the performance level achieved as of the date of the change in control (if calculable at the time of the change in control) or target performance (if performance is not calculable or less than half the performance cycle has elapsed). The awards then will be deemed to be time-based and will vest upon the earlier of the participant's termination of employment (other than for "cause" or without "good reason," as and if such terms are defined in the participant's employment agreement, if any) during the two-year period following the change in control or the scheduled end of the performance cycle (*i.e.,* double trigger). Awards not assumed by the acquirer upon a change in control will be deemed to have satisfied the performance level achieved as of the date of the change in control (if calculable at the time of the change in control) or target performance (if performance is not calculable or less than half the performance cycle has elapsed), and the participant will receive a prorated payout of the award to reflect the portion of the performance cycle worked by the participant.
Disability	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant.
Retirement	The participant will receive the full payout, if any, that would have been payable for the performance cycle if the participant retires on or after the first anniversary of the grant date. A participant who retires before the first anniversary of the grant date will not receive a payout.
Termination Without Cause/ Termination For "Good Reason"[1]	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant, if the participant's employment terminated on or after the first anniversary of the grant date. A participant whose employment is terminated before the first anniversary of the grant date will not receive a payout.

1 "Good reason" is as defined in a participant's employment agreement (if any). "Cause" is defined in the Stock Incentive Plan unless a participant's employment agreement (if any) provides it controls.

In all other cases, a participant must be employed by us on the last day of the performance cycle to remain eligible to receive an award.

Payouts in the event of death or a change in control will be paid within 30 days of the triggering event unless doing so would prompt the imposition of additional taxes under Section 409A of the Code, in which case payment will be delayed for six months and the amounts owed will accrue interest at a rate based on the 10-year Treasury bill.

Performance Incentive Bonus Plan

We make annual bonus awards under our Performance Incentive Bonus Plan. The following sets forth the effect on annual bonuses of certain triggering events occurring during a performance cycle.

Death	The participant's estate will receive the target-level bonus, prorated to reflect the portion of the performance cycle worked by the participant.
Change In Control	The participant will receive the target-level bonus, prorated to reflect the portion of the performance cycle worked by the participant.
Disability/Retirement/Termination Without Cause/Termination For "Good Reason"[1]	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant.

1 "Good reason" is as defined under the participant's employment agreement (if any). "Cause" is as defined in the Plan unless a participant's employment agreement (if any) provides it controls.

In all other cases, a participant must be employed by us on the last day of the performance cycle to remain eligible to receive an award.

The bonus, in the event of death or a change in control, will be paid within 30 days of the triggering event unless doing so would prompt the imposition of additional taxes under Section 409A of the Code, in which case payment will be delayed for six months and the amounts owed will accrue interest at a rate based on the 10-year Treasury bill.

Long-Term Incentive Plan

We have a Long-Term Incentive Plan under which we can grant performance-based long-term incentive awards. Payouts under this plan are typically made in cash. There were no awards made under this plan that were outstanding at any time during 2022. The following sets forth the effect on Long-Term Incentive Plan awards of certain triggering events occurring during a performance cycle.

Death	The participant's estate will receive the target-level payout, prorated to reflect the portion of the performance cycle worked by the participant.
Change In Control	The award will be deemed time-based and will be payable at the target-level of performance upon the earlier of the participant's termination of employment (other than for cause or without good reason (as defined in the participant's employment agreement, if any)) or the scheduled end of the performance cycle (*i.e.,* double trigger).
Disability	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant.
Retirement/Termination Without Cause/Termination For "Good Reason"[1]	If after the first fiscal year of the performance cycle, the participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant. A participant who is terminated during the first fiscal year will not receive a payout.

1 "Good reason" is as defined under the participant's employment agreement (if any). "Cause" is as defined in the Plan unless a participant's employment agreement (if any) provides it controls.

In all other cases, a participant must be employed by us on the last day of the performance cycle to remain eligible to receive an award.

The payout, in the event of death or a change in control, will be paid within 30 days of the triggering event unless doing so would prompt the imposition of additional taxes under Section 409A of the Code, in which case payment will be delayed for six months and the amounts owed will accrue interest at a rate based on the 10-year Treasury bill.

Outstanding Equity at Fiscal Year-End

		Option Awards[1]				Stock Awards			
Name	Date of Grant	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Stefan Larsson	6/3/2019	40,125	13,375	87.72	6/3/2029				
	4/14/2020	28,800	28,800	47.96	4/14/2030				
	9/10/2020	8,850	8,850	67.05	9/10/2030				
	4/5/2021	8,300	24,900	104.30	4/5/2031				
	4/6/2022	0	46,700	71.51	4/6/2032				
	6/3/2019					4,725	375,944		
	4/14/2020					9,206	809,576		
	9/10/2020					5,844	513,921		
	4/5/2021					17,259	1,517,756		
	4/6/2022					33,564	2,951,618		
	4/29/2020[5]							35,140	3,090,212
	9/10/2020[6]							6,536	574,776
	5/3/2021[7]							45,876	4,034,335
	5/2/2022[8]							58,835	5,173,950
Zachary J. Coughlin	4/6/2022	0	21,900	71.51	4/6/2032				
	4/6/2022					10,492	922,666		
	5/2/2022					10,564	928,998		
	5/2/2022[8]							8,215	722,427
James W. Holmes	5/1/2013	1,400	0	115.05	5/1/2023				
	4/3/2014	1,300	0	124.53	4/3/2024				
	4/2/2015	1,500	0	107.47	4/2/2025				
	10/1/2015	1,000	0	99.94	10/1/2025				
	4/1/2016	3,800	0	99.39	4/1/2026				
	4/5/2019					688	60,503		
	4/14/2020					1,376	121,005		
	9/10/2020					1,626	142,990		
	4/5/2021					4,317	379,637		
	4/5/2021					2,517	221,345		
	4/6/2022					4,896	430,554		
Mark D. Fischer	4/2/2015	3,500	0	107.47	4/2/2025				
	4/1/2016	5,100	0	99.39	4/1/2026				
	4/5/2019					983	86,445		
	4/14/2020					1,966	172,890		
	9/10/2020					2,324	204,373		
	4/5/2021					3,597	316,320		
	4/5/2021					3,597	316,320		
	4/6/2022					6,996	615,228		

Name	Date of Grant	Option Awards[1]				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Julie A. Fuller	4/5/2021	2,600	7,800	104.30	4/5/2031				
	4/6/2022	0	14,600	71.51	4/6/2032				
	10/1/2020					3,576	314,473		
	10/1/2020					2,747	241,571		
	4/5/2021					3,597	316,320		
	4/6/2022					6,996	615,228		
	5/3/2021[7]							3,153	277,275
	5/2/2022[8]							4,110	361,433
Martijn Hagman	4/28/2015	625	0	103.24	4/28/2025				
	4/1/2016	1,450	0	99.39	4/1/2026				
	6/15/2020	4,300	4,300	50.17	6/15/2030				
	9/10/2020	2,950	2,950	67.05	9/10/2030				
	4/5/2021	2,600	7,800	104.30	4/5/2031				
	4/6/2022	0	32,100	71.51	4/6/2032				
	4/5/2019					590	51,885		
	7/1/2019					5,250	461,685		
	4/14/2020					1,180	103,769		
	6/15/2020					198	17,412		
	8/3/2020					12,188	1,071,813		
	9/10/2020					1,618	142,287		
	4/5/2021					3,597	316,320		
	4/6/2022					15,384	1,352,869		
	6/15/2020[9]							2,946	259,071
	9/10/2020[6]							1,354	119,071
	5/3/2021[7]							3,678	323,443
	5/2/2022[8]							10,955	963,383
Patricia Donnelly	4/5/2021	3,375	0	104.30	2/28/2023				
	5/3/2021[7]							2,489	218,883

1 Stock options vest in four equal installments on each of the first four anniversaries of the grant date.

2 These awards consist of RSUs. Awards vest in four equal installments on each of the first four anniversaries of the grant date, except for the awards granted to (i) Mr. Coughlin in May 2022 (10,564 RSUs), of which 50% vested on the first anniversary of the grant date and 50% will vest on the second anniversary; (ii) Mr. Holmes in April 2021 (4,317 RSUs outstanding), of which 25% vested on each of the first and second anniversaries of the grant date and 50% will vest on the third; (iii) Mr. Fischer in April 2021 (3,597 RSUs outstanding) of which 25% vested on each of the first and second anniversaries of the grant date and 50% will vest on the third; (iv) Ms. Fuller in October 2020 (2,747 RSUs outstanding), of which approximately 52% vested on the first anniversary of the grant date, approximately 33% vested on the second anniversary, and approximately 15% will vest on the third; and (v) Mr. Hagman in August 2020 (12,188 RSUs outstanding), of which 25% vested on each of the first and second anniversaries of the grant date and 50% will vest on the third.

3 The market value of unvested RSUs and unvested PSUs was calculated by multiplying the number of units by $87.94, the closing price of our common stock on January 27, 2023, the last business day of 2022.

4 All awards are PSUs. The number of shares assumes service for the entire three-year performance cycle, except with respect to Ms. Donnelly. The awards generally pay out on a pro rata basis if the NEO does not work for the entire cycle. Ms. Donnelly's shares have been prorated to reflect the actual number of days she was employed during the applicable performance cycles.

5 The above table shows the number of shares at maximum level, as the estimated payout as of the end of 2022 was between target and maximum performance. The performance cycle for this award ended on April 28, 2023. As certified on May 2, 2023, based on the performance level achieved, 26,812 shares were earned.

6 These awards will vest in September 2023 if the performance criteria are satisfied. The above table shows the number of shares at target level, as the estimated payout as of the end of 2022 was between threshold and target.

7 The portion of the awards tied to the one-year EBIT measure will vest, and the portion tied to the three-year TSR measure will vest if the relative TSR performance criteria are satisfied, in each case in May 2024. The table shows (1) the corporate EBIT portion of the awards at maximum level, as the performance period has ended and maximum-level performance was achieved, and (2) the relative TSR portion of the awards at target level, as the estimated payout as of the end of 2022 was between threshold and target.

8 The portion of the awards tied to the three-year EBIT measure and the portion tied to the three-year TSR measure will vest if the EBIT and relative TSR performance criteria are satisfied, in each case in May 2025. The table shows (1) the corporate EBIT portion of the awards at threshold level, as the estimated payout as of the end of 2022 was below threshold performance, and (2) the relative TSR portion of the awards at maximum level, as the estimated payout as of the end of 2022 was between target and maximum. *See* discussion on page 52.

9 These awards will vest in June 2023 if the performance criteria are satisfied. The above table shows the number of shares at maximum level, as the estimated payout as of the end of 2022 was between target and maximum.

Option Exercises and Stock Vested

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise[1] ($)	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting[2] ($)
Stefan Larsson	0	0	17,553	1,273,296
Zachary J. Coughlin	0	0	0	0
James W. Holmes	0	0	5,026	362,117
Mark D. Fischer	0	0	6,165	442,933
Julie A. Fuller	0	0	8,852	431,101
Martijn Hagman	0	0	12,485	801,233
Patricia Donnelly	0	0	29,464	2,099,689

1 The value realized on exercise equals the price of our common stock on the date of exercise less the exercise price, multiplied by the number of shares acquired upon exercise.

2 The value realized on vesting equals the price of our common stock on the date of vesting multiplied by the number of shares vested.

Pension Benefits

Name	Plan name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Stefan Larsson	Pension Plan[2]	2.5833	53,799	0
	Supplemental Pension Plan[2]	2.5833	775,683	0
Zachary J. Coughlin	Pension Plan[2]	N/A	N/A	N/A
	Supplemental Pension Plan[2]	N/A	N/A	N/A
James W. Holmes	Pension Plan[2]	26.3333	439,967	0
	Supplemental Pension Plan[2]	26.3333	796,681	0
Mark D. Fischer	Pension Plan[2]	22.5833	761,518	0
	Supplemental Pension Plan[2]	22.5833	2,358,219	0
Julie A. Fuller	Pension Plan[2]	1.3333	24,541	0
	Supplemental Pension Plan[2]	1.3333	132,755	0
Martijn Hagman	Pension Plan	N/A	N/A	N/A
	Supplemental Pension Plan	N/A	N/A	N/A
Patricia Donnelly	Pension Plan[2]	0.6667	N/A	0
	Supplemental Pension Plan[2]	0.6667	N/A	0

1 *See* Note 12, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended January 29, 2023, for the assumptions used in calculating the present value of the accumulated benefit.

2 Pension and Supplemental Pension Plan credited service and actuarial values are calculated as of January 29, 2023, which is the pension plan measurement date that we use for financial statement reporting purposes. Retirement age is the plan's "normal" retirement age or the earliest time when a participant may retire without an age-based reduction. The present values as of January 29, 2023, are calculated based on the following assumptions: (i) for annuity payments in the qualified plan, the PRI-2012 mortality table, and the MP-2021 mortality improvement projection scale, as published by the Society of Actuaries; (ii) a 5.19% discount rate; (iii) form of payment in the qualified plan as follows: 70% assumed to elect a lump sum; 15% assumed to elect a life annuity, 7.5% assumed to elect a 50% joint and survivor, and 7.5% assumed to elect a 100% joint and survivor; and (iv) SPP lump sum values based on the assumptions prescribed under the Pension Protection Act of 2006 (these include the mandated unisex mortality table specified by IRS Notice 2017-60, based on the RP-2014 table, with projected mortality improvements, and December 2022 segment rates of 4.84% for payments expected to be made for the first 5 years, 5.15% for payments between 5 and 20 years, and 4.85% for payments made after 20 years, for payments projected to be made after 20 years.

Defined Benefit Plans

Pension Plan

We maintain pension plans for certain of our U.S.-based associates, which we refer to collectively in this section as the "Pension Plan" or "Plan." Each Pension Plan is a qualified defined benefit plan. Our U.S.-based associates hired on or before December 31, 2021, are eligible to participate in the Plan unless they are:

- members of a collective bargaining unit,
- independent contractors or consultants,
- non-resident aliens, or
- covered by another company-provided pension plan.

The Pension Plan is closed to U.S.-based associates hired or rehired after December 31, 2021.

Eligible salaried associates began participation in the Pension Plan on the first day of the calendar quarter after they completed one year of service in which they worked at least 1,000 hours. Eligible hourly associates began participation in the Plan on the first day of the calendar quarter after they completed three months of service, provided it was anticipated they would work at least 1,000 hours in the year.

The benefits under the Pension Plan generally are based on a participant's career average compensation, excluding relocation pay, sign-on bonus, stay bonus, clothing allowance, and Long-Term Incentive Plan pay. Pre-2000 benefits for current salaried associates are based on pre-2000 last five years' average compensation, unless the participant's career average compensation is greater than the last five years' average.

The participant's prior service benefit and future service benefit are added together to determine the total retirement benefit. The prior service benefit for salaried associates is calculated by taking 1.00% of the past service compensation, plus 0.50% of the past service compensation over the Social Security average breakpoint (dollar amount determined by the year in which the participant reaches Social Security Normal Retirement Age), multiplied by the prior benefit service at December 31, 1999. The future service benefit is calculated by taking 1.00% of each year's future service compensation (or, if the employee date of hire is on or after October 1, 2019, 0.75% for their first five years of service compensation), plus 0.50% of each year's future service compensation over the Social Security-covered compensation breakpoint for each year of benefit service, assuming that the total benefit service (including prior service) does not exceed 35 years.

Benefits under the Pension Plan are vested after five years of service or, if earlier, when the participant becomes totally and permanently disabled or reaches age 65. Mr. Holmes and Mr. Fischer are the only U.S.-based NEOs whose benefits are fully vested. Mr. Larsson and Ms. Fuller will become vested in 2023 and 2025, respectively, if they remain employed by us. Mr. Coughlin is not eligible to participate in the Plan, as he was hired after December 31, 2021.

The Pension Plan provides that any participant who would be credited with fewer than 501 hours in a plan year due to a leave associated with the birth or adoption of a child or related childcare will be credited with service for the number of hours the participant would have worked that, together with credited hours actually worked during the plan year, totals 501 hours of service. This is done to prevent a break in service. Participants will not incur a break in service due to any leave of absence in accordance with the provisions of the Family and Medical Leave Act of 1993 or on account of military duty, provided they return to work within the re-employment period under federal law.

Pension benefits become payable on the first day of the month following retirement. Normal retirement age under the Plan is age 65. Vested participants are eligible for a lump sum distribution (or an immediate annuity form of distribution) at termination, regardless of age. Vested participants who terminate employment prior to age 55 or have worked less than ten years are eligible for an unsubsidized early retirement benefit based on the factors in the following table:

Age at Commencement	Early Retirement Factor
55	40.00%
56	43.00%
57	46.00%
58	50.00%
59	55.00%
60	60.00%
61	66.00%
62	73.00%
63	81.00%
64	90.00%
65	100.00%

We subsidize the early retirement benefit for participants who retire when they are age 55 or over and have worked more than ten years by making benefit payments in the applicable percentage shown below based on actual age and years of service.

Years of Service

Age at Commencement	10	11	12	13	14	15	16	17	18	19	20
64	95.00%	95.15%	95.30%	95.45%	95.60%	95.75%	95.90%	96.05%	96.20%	96.35%	96.50%
63	90.00%	90.30%	90.60%	90.90%	91.20%	91.50%	91.80%	92.10%	92.40%	92.70%	93.00%
62	85.00%	85.45%	85.90%	86.35%	86.80%	87.25%	87.70%	88.15%	88.60%	89.05%	89.50%
61	80.00%	80.60%	81.20%	81.80%	82.40%	83.00%	83.60%	84.20%	84.80%	85.40%	86.00%
60	75.00%	75.75%	76.50%	77.25%	78.00%	78.75%	79.50%	80.25%	81.00%	81.75%	82.50%
59	70.00%	70.90%	71.80%	72.70%	73.60%	74.50%	75.40%	76.30%	77.20%	78.10%	79.00%
58	65.00%	66.05%	67.10%	68.15%	69.20%	70.25%	71.30%	72.35%	73.40%	74.45%	75.50%
57	60.00%	61.20%	62.40%	63.60%	64.80%	66.00%	67.20%	68.40%	69.60%	70.80%	72.00%
56	55.00%	56.35%	57.70%	59.05%	60.40%	61.75%	63.10%	64.45%	65.80%	67.15%	68.50%
55	50.00%	51.50%	53.00%	54.50%	56.00%	57.50%	59.00%	60.50%	62.00%	63.50%	65.00%

Years of Service

Age at Commencement	21	22	23	24	25	26	27	28	29	30
64	96.65%	96.80%	96.95%	97.10%	97.25%	97.40%	97.55%	97.70%	97.85%	98.00%
63	93.30%	93.60%	93.90%	94.20%	94.50%	94.80%	95.10%	95.40%	95.70%	96.00%
62	89.95%	90.40%	90.85%	91.30%	91.75%	92.20%	92.65%	93.10%	93.55%	94.00%
61	86.60%	87.20%	87.80%	88.40%	89.00%	89.60%	90.20%	90.80%	91.40%	92.00%
60	83.25%	84.00%	84.75%	85.50%	86.25%	87.00%	87.75%	88.50%	89.25%	90.00%
59	79.90%	80.80%	81.70%	82.60%	83.50%	84.40%	85.30%	86.20%	87.10%	88.00%
58	76.55%	77.60%	78.65%	79.70%	80.75%	81.80%	82.85%	83.90%	84.95%	86.00%
57	73.20%	74.40%	75.60%	76.80%	78.00%	79.20%	80.40%	81.60%	82.80%	84.00%
56	69.85%	71.20%	72.55%	73.90%	75.25%	76.60%	77.95%	79.30%	80.65%	82.00%
55	66.50%	68.00%	69.50%	71.00%	72.50%	74.00%	75.50%	77.00%	78.50%	80.00%

Mr. Fischer is our only NEO who currently is eligible for subsidized early retirement benefits.

Benefits under the Pension Plan become payable on the first of the month following retirement, normally at age 65, absent any election by a participant to commence the payment of benefits at a different time. Benefits are payable on one of the bases described below.

Life-only annuity

A participant who is not married or married less than 12 months when payments begin and who does not elect an optional payment method will receive the full amount of the benefit in equal monthly installments for life. Payments begin on the first of the month following the retirement date. After death, no additional payments are made.

50% joint & survivor annuity

A participant who is married for at least 12 months when payments begin will receive the benefit as a 50% Joint & Survivor Annuity absent an election by the participant (and spousal consent) for an optional payment form. Under this option, a participant will receive a reduced monthly benefit for life. Thereafter, the participant's spouse receives a benefit equal to 50% of the monthly benefit the participant was receiving. If the spouse dies before the participant but after the participant begins receiving payments, the participant will continue to receive the same benefit amount for life and no additional payments are made after death. The participant's age at the date benefits commence, the beneficiary's age, and the percentage elected to continue after death affect the amount of the benefit received during the participant's lifetime.

100% (or 75% or 66⅔%) joint & survivor annuity

A participant will receive a reduced lifetime benefit under this option. The participant names a beneficiary and chooses the percentage of the benefit to continue to that individual after the participant's death. After death, the beneficiary receives the percentage of benefit elected (100%, 75% or 66⅔%) for life. The participant's age at the date benefits commence, the beneficiary's age, and the percentage elected to continue after death affect the amount of the benefit received during the participant's lifetime.

Life & period certain annuity

A participant will receive a reduced lifetime benefit in equal monthly installments with payments guaranteed for at least the period of time elected (between one and 15 years) under this option. Payments continue for the rest of the participant's life even if he or she lives longer than the period of time elected. However, if the participant receives less than the guaranteed number of payments before death, the same monthly benefit continues to the beneficiary until the combined total equals the guaranteed number of installment payments to be made.

Full refund annuity

A participant will receive a reduced benefit for life, payable in equal monthly installments, under this option. If the participant dies before receiving the full guaranteed single lump sum value of his or her benefit, determined at the date of retirement, the balance will be paid to the participant's beneficiary in a single lump sum payment. In addition, payments will continue to be paid for the rest of the participant's life, even if the guaranteed lump sum value is exceeded.

Social Security equalization

This option allows a participant who retires early to receive an increased monthly payment from the Pension Plan until the participant is eligible for Social Security benefits. After Social Security benefits begin, the monthly payment from the Pension Plan is reduced. This option does not provide any survivor benefits and, therefore, no benefit is payable after death.

Lump sum payments

A participant may elect to receive their retirement benefit in a single lump sum calculated to be the actuarial equivalent value of the life-only annuity they would receive at age 65 or a deferred retirement date. If qualified for early retirement, the lump sum will be equal to the actuarial equivalent value of the life-only annuity, determined after application of the Early Retirement Factors described above, or the lump sum value of the age-65 pension, if greater.

Supplemental Pension Plan

Our Supplemental Pension Plan is a non-qualified defined benefit plan. Certain U.S.-based management and highly paid associates hired on or before December 31, 2021, who are participants in the Pension Plan, including our current U.S.-based Named Executive Officers (other than Mr. Coughlin), are eligible for benefits under our Supplemental Pension Plan. The Supplemental Pension Plan is closed to associates hired or rehired after December 31, 2021, including Mr. Coughlin.

The Supplemental Pension Plan was created to provide deferred compensation to highly compensated individuals in an effort to promote continuity of management and increase incentive and personal interest in the welfare of the company on the part of those who are or may become primarily responsible for shaping and carrying out our long-range plans and securing our continued growth and financial success.

Our Supplemental Pension Plan is designed to work in conjunction with our Pension Plan. The pension benefit outlined in our Pension Plan is calculated as if there were no compensation limits under the Code. The maximum benefit allowable is paid out under the Pension Plan and the balance is paid out under the Supplemental Pension Plan.

A participant in our Supplemental Pension Plan will not have any vested interest in such portion of any benefit that accrues on or after January 1, 2007, unless the sum of the participant's attained age and credited vesting years equals or exceeds 65 and, while employed by us, the participant has reached age 50 and has completed at least ten credited vesting years. Five credited vesting years are required for any benefit that accrued prior to January 1, 2007. Mr. Fischer and Mr. Holmes are our only NEOs who currently have a vested interest in a Supplemental Pension Plan benefit.

As part of the enrollment process, a participant may elect for benefits to be paid following termination in one of the following four ways:

- in a lump sum within 60 days of termination of employment;
- in a lump sum deferred until January 1 of the year following termination of employment;
- in five equal annual installments commencing in January of the year following termination of employment; or
- in ten equal annual installments commencing in January of the year following termination of employment (applicable for benefit accruals beginning January 1, 2019).

Participants may change their benefit payment elections any time up to one year before the then-scheduled distribution date. In addition, for benefits that accrue on or after January 1, 2005, the new election must extend the commencement date of the benefit payment by at least five years from the then-scheduled distribution date.

Benefits under our Supplemental Pension Plan are unsecured and generally are payable from our general assets. Payments will be delayed if and to the extent that payment within six months of the termination of employment would result in the imposition of additional taxes on the participant pursuant to Section 409A of the Code. Payments delayed pursuant to Section 409A will accrue interest during the deferral period at a rate per annum equal to the 10-year Treasury bill rate in effect on the first business day of the plan year in which the deferral begins, and, if the deferral period extends beyond the close of the plan year, the interest rate for the remainder of the deferral period will equal the 10-year Treasury bill rate on the first business day of the following plan year.

Non-Qualified Deferred Compensation

Our sole non-qualified defined contribution deferred compensation plan is our Supplemental Savings Plan.

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[1] ($)	Aggregate Earnings in Last Fiscal Year[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year[3] ($)
Stefan Larsson	312,000	182,000	(28,038)	–	465,962
Zachary J. Coughlin	19,125	11,156	3,526	–	44,964
James W. Holmes	104,563	52,281	14,306	–	872,284
Mark D. Fischer	77,167	41,781	25,790	–	1,662,658
Julie A. Fuller	–	–	–	–	–
Martijn Hagman	N/A	N/A	N/A	N/A	N/A
Patricia Donnelly	38,231	16,468	2,990	–	57,689

1 Amounts are reported in the Summary Compensation Table for 2022.

2 Amounts are not reported in the Summary Compensation Table.

3 The amounts shown include amounts that were reported in the Summary Compensation Table for 2020 and 2021. The aggregate of the previously reported amounts is $56,022 for Mr. Holmes only.

Supplemental Savings Plan

Our Supplemental Savings Plan ("SSP") is a non-qualified defined contribution plan that was designed to work in conjunction with our 401(k) plan to provide key executives and certain "highly compensated associates" (as defined under the Code) sufficient pre-tax retirement savings opportunities. The SSP is available to associates with a minimum base salary of $200,000 who are eligible for and participate in our 401(k) plan, including all of our current U.S.-based Named Executive Officers.

Participants may elect a deferral rate of up to 75% of base pay for their contributions. Deferrals are directed first to a participant's 401(k) plan account up to the maximum amount of eligible contributions and pay permissible under the law. SSP contributions for the year do not begin until the maximum permitted contributions have been made under our 401(k) plan. Eligible pay under the SSP includes all categories of pay eligible under our 401(k) plan, as well as bonus payouts, which cannot be deferred into the 401(k) plan. Participants may elect to defer up to 75% of bonus compensation only into their SSP accounts. For the SSP, PVH makes matching contributions equal to 100% of the first 1% of plan-eligible compensation contributed by a participant, and 50% of the next 5% of plan-eligible compensation contributed by the participant. For participants hired or rehired on or after January 1, 2022, the company makes an automatic contribution equal to 3.5% of compensation that exceeds the IRS annual compensation limit into the SSP, regardless of participation in the plans. The automatic contribution is made first into the 401(k) on compensation up to the IRS compensation limit, and then in the SSP on compensation over the limit. In addition, with regard to bonus compensation, SSP-eligible associates receive the automatic contribution of 3.5% of their bonus in the SSP. Associates not eligible to participate in the SSP receive the automatic contribution in our 401(k) plan for any bonus compensation.

The SSP is a nonqualified unfunded plan. For plan years prior to 2022, participant contributions and our matching contributions were not invested in actual securities or maintained in an independent trust for the exclusive benefit of plan participants. Instead, contributions to the SSP were retained as part of our general assets. Therefore, these benefits are dependent on our ability to pay them when they become due. For plan years after 2021, the company established a rabbi trust to hold and invest contributions made for the SSP. The assets of the rabbi trust are general assets of the company and, as such, would be subject to the claims of our creditors in the event of bankruptcy or insolvency.

Participant contributions, as well as our matching contributions, made before 2022 for participating NEOs, are measured against the 10-year Treasury bill. These contributions accrue interest based on the rate of return for 10-year Treasury bills, as established on the first business day of each calendar year. Participant contributions and company contributions made after 2021 may be measured against various investment options. Participants' accounts may appreciate and/or depreciate depending upon the performance of their investment choices.

A participant's before-tax contributions in the SSP are immediately fully vested. The company match contributions vest after two years or, if earlier, when the participant reaches age 65, dies, or becomes totally and permanently disabled.

As part of the enrollment process, participants can elect to have their vested amount under the SSP distributed following termination in one of the following four ways:

- in a lump sum within 30 days of termination of employment;
- in a lump sum deferred until January 1 of the year following termination of employment;
- in five equal annual installments commencing in January of the year following termination of employment; or
- in ten equal annual installments commencing in January of the year following termination of employment (applicable for contributions made beginning January 1, 2019).

Payments will be delayed if and to the extent that payment within six months of the termination of employment would result in the imposition of additional taxes on the participant pursuant to Section 409A of the Code. For contributions made prior to 2022, payments delayed pursuant to Section 409A will accrue interest during the deferral period at a rate per annum equal to the 10-year Treasury bill rate in effect on the first business day of the plan year in which the deferral begins, and, if the deferral period extends beyond the close of the plan year, the interest rate for the remainder of the deferral period will equal the 10-year Treasury bill rate on the first business day of the following plan year. For contributions made after 2021, payments delayed pursuant to Section 409A will be measured against the investment funds elected by the participant.

Potential Payments Upon Termination and Change in Control Provisions

We maintain certain agreements, plans, and programs that require us to provide compensation to our Named Executive Officers in the event of a termination of employment or a change in control. For more information, *see* “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” beginning on page 65.

The following tables disclose the potential payments upon termination of employment or change in control with respect to each NEO, other than Ms. Donnelly, whose employment already had terminated. The assumptions used are set forth below the last table.

Stefan Larsson	Voluntary Termination at January 29, 2023	Retirement at January 29, 2023	Death at January 29, 2023	Disability at January 29, 2023	Termination Without Cause or for Good Reason at January 29, 2023	Termination for Cause at January 29, 2023	Termination Without Cause or for Good Reason Upon Change in Control at January 29, 2023[1]
Severance Value[2]	$0	$0	$0	$0	$7,800,000	$0	$7,800,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of “in the money” unexercisable stock options[4]	0	0	2,106,524	2,106,524	0	0	2,106,524
Value of unvested restricted stock units[5]	0	0	6,168,815	6,168,815	0	0	6,168,815
Value of unvested performance share units[6]	0	0	5,248,426	5,195,382	4,471,194	0	5,248,426
Welfare benefits value[7]	0	0	0	0	46,964	0	46,964
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$13,523,765**	**$13,470,721**	**$12,318,158**	**$0**	**$21,370,729**

Zachary J. Coughlin	Voluntary Termination at January 29, 2023	Retirement at January 29, 2023	Death at January 29, 2023	Disability at January 29, 2023	Termination Without Cause or for Good Reason at January 29, 2023	Termination for Cause at January 29, 2023	Termination Without Cause or for Good Reason Upon Change in Control at January 29, 2023[1]
Severance Value[2]	$0	$0	$0	$0	$3,400,000	$0	$3,400,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of “in the money” unexercisable stock options[4]	0	0	359,817	359,817	0	0	359,817
Value of unvested restricted stock units[5]	0	0	1,851,665	1,851,665	0	0	1,851,665
Value of unvested performance share units[6]	0	0	143,562	101,118	0	0	143,562
Welfare benefits value[7]	0	0	0	0	46,964	0	46,964
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$2,355,044**	**$2,312,600**	**$3,446,964**	**$0**	**$5,802,008**

James W. Holmes	Voluntary Termination at January 29, 2023	Retirement at January 29, 2023	Death at January 29, 2023	Disability at January 29, 2023	Termination Without Cause or for Good Reason at January 29, 2023	Termination for Cause at January 29, 2023	Termination Without Cause or for Good Reason Upon Change in Control at January 29, 2023[1]
Severance Value[2]	$0	$0	$0	$0	$1,800,000	$0	$1,800,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	0	0	0	0	0
Value of unvested restricted stock units[5]	0	0	1,356,035	1,356,035	0	0	1,356,035
Value of unvested performance share units[6]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Welfare benefits value[7]	0	0	0	0	69,266	0	69,266
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$1,356,035**	**$1,356,035**	**$1,869,266**	**$0**	**$3,225,301**

Mark D. Fischer	Voluntary Termination at January 29, 2023	Retirement at January 29, 2023	Death at January 29, 2023	Disability at January 29, 2023	Termination Without Cause or for Good Reason at January 29, 2023	Termination for Cause at January 29, 2023	Termination Without Cause or for Good Reason Upon Change in Control at January 29, 2023[1]
Severance Value[2]	$0	$0	$0	$0	$2,100,000	$0	$2,100,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	0	0	0	0	0
Value of unvested restricted stock units[5]	0	0	1,711,576	1,711,576	0	0	1,711,576
Value of unvested performance share units[6]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Welfare benefits value[7]	0	0	0	0	69,266	0	69,266
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$1,711,576**	**$1,711,576**	**$2,169,266**	**$0**	**$3,880,842**

Julie A. Fuller	Voluntary Termination at January 29, 2023	Retirement at January 29, 2023	Death at January 29, 2023	Disability at January 29, 2023	Termination Without Cause or for Good Reason at January 29, 2023	Termination for Cause at January 29, 2023	Termination Without Cause or for Good Reason Upon Change in Control at January 29, 2023[1]
Severance Value[2]	$0	$0	$0	$0	$2,555,000	$0	$2,755,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	239,878	239,878	0	0	239,878
Value of unvested restricted stock units[5]	0	0	1,487,593	1,487,593	0	0	1,487,593
Value of unvested performance share units[6]	0	0	232,872	200,351	149,759	0	232,872
Welfare benefits value[7]	0	0	0	0	46,964	0	46,964
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$1,960,343**	**$1,927,822**	**$2,751,723**	**$0**	**$4,762,307**

Martijn Hagman	Voluntary Termination at January 29, 2023	Retirement at January 29, 2023	Death at January 29, 2023	Disability at January 29, 2023	Termination Without Cause or for Good Reason at January 29, 2023	Termination for Cause at January 29, 2023	Termination Without Cause or for Good Reason Upon Change in Control at January 29, 2023[1]
Severance Value[2,9]	$1,086,500	$0	$0	$829,591	$2,173,000	$0	$2,173,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	751,440	751,440	0	0	751,440
Value of unvested restricted stock units[5]	0	0	3,518,040	3,518,040	0	0	3,518,040
Value of unvested performance share units[6]	0	0	587,540	588,536	453,690	0	587,540
Welfare benefits value[7]	0	0	0	0	0	0	0
Payout adjustment[8]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	**$1,086,500**	**$0**	**$4,857,020**	**$5,687,607**	**$2,626,690**	**$0**	**$7,030,020**

1 In the event of a change in control with no termination of employment in which the equity awards are not assumed by the acquirer, the NEO would be entitled to all amounts (if any) set forth in this column, except for the amounts set forth on the rows entitled Severance value and Welfare benefits value. In the event of a change in control with no termination of employment in which equity awards are assumed by the acquirer, the NEO would not be entitled to receive any of the amounts set forth in this column.

2 Severance is calculated in accordance with the applicable NEO's employment agreement and for termination without cause or for good reason, is equal to a multiple of the sum of the NEO's base salary plus an amount equal to the bonus that would be payable if target-level performance were achieved. In addition to that sum, Ms. Fuller is also entitled to any outstanding amount of her sign-on cash award if her employment terminates for any reason other than death, disability, or cause within two years of a change in control. Additionally, if Mr. Hagman voluntarily resigns, he is entitled to receive his base salary for 12 months and in the event of his disability, Mr. Hagman is entitled to receive statutory payments under Dutch law. *See* pages 66-68 for applicable multiples and further detail.

3 A participant generally must be employed by PVH on the last day of the applicable performance cycle to remain eligible to receive a bonus under our Performance Incentive Bonus Plan. Therefore, if a termination of employment or change in control had occurred on January 29, 2023, each NEO would have been entitled to receive his or her actual bonus and the termination event or change in control would not have triggered a payment.

4 Represents the value of unexercisable "in the money" stock options outstanding as of January 29, 2023, the vesting of which would accelerate upon death, disability, a change in control or retirement. The value is equal to the difference between the closing price of our common stock on January 27, 2023, the last business day of 2022, and the per share exercise price of each stock option that would become exercisable, multiplied by the number of shares of our common stock receivable upon exercise.

5 Represents the value of unvested restricted stock units as of January 29, 2023, the vesting of which would accelerate upon death, disability, a termination of employment without cause or for good reason after a change in control, or retirement. The value is equal to the closing price of our common stock on January 27, 2023, the last business day of 2022, multiplied by the number of shares of our common stock receivable upon vesting.

6 Represents the payout levels (discussed below) of the unvested PSUs as of January 29, 2023 multiplied by the closing price of our common stock on January 27, 2023, the last business day of 2022. In the event of death or a change in control, the amounts are shown based on the amounts that would otherwise have been payable for the performance cycle if the target level of performance had been achieved, with the exception of the portion of the 2021 awards tied to the one-year EBIT measure. For such awards, the performance period has ended and maximum-level performance was achieved. As such, the amounts are shown based on actual performance. In the event of retirement, disability or termination without cause or for good reason, the amounts are shown based on actual performance as of January 29, 2023, as the actual performance for the entire performance period was not known as of January 29, 2023. In the event of (i) death, (ii) disability, (iii) change in control or (iv) termination without cause or for good reason for PSU awards granted in 2020 or 2021, the amounts payable in respect of the PSU awards granted during April 2020, September 2020, 2021, and 2022 are prorated approximately 90%, 80%, 60% and 25% respectively, representing the portion of the relevant performance cycle actually worked by our NEOs as of January 29, 2023. In the event of a termination without cause or for good reason, no amounts are reflected for the PSU awards granted in 2022, as a participant whose employment is terminated before the first anniversary of grant will not receive a payout.

7 The amounts shown represent the cost of welfare benefits, including medical, dental, life and disability coverage, that our NEOs would have received under their employment agreements if their employment had been terminated without cause or for good reason on January 29, 2023. Such benefits are not receivable if their employment is terminated for any other reason. Those benefits would continue for two years.

8 If any of our U.S.-based NEOs would become subject to the federal excise tax on excess parachute payments under Section 4999 of the Code because of the amount of the termination payments following a change in control, then such termination payments will be reduced as necessary to maximize each NEO's respective after-tax termination payout. It is projected that none of our NEOs would have received a reduction in their payout if they had been terminated following a change in control as of January 29, 2023.

9 Potential severance payments upon termination for Mr. Hagman have been translated at the euro-to-U.S. dollar exchange rate of 1.0865, which was the closing rate on January 27, 2023, the last business day of 2022.

Ms. Donnelly became entitled to receive severance and certain benefits in connection with the termination of her employment, generally as provided under her employment agreement. *See* the discussion under the heading "Employment Contracts" beginning on page 65. Among other things, Ms. Donnelly is entitled to receive severance equal to two times the sum of her base salary plus her target bonus amount; severance is payable over a two-year period. She also was entitled to receive continued medical coverage, which she discontinued at the end of March 2023. Set forth below are the aggregate amounts of the severance and other benefits paid or payable to her or on her behalf:

	Termination Without Cause or for Good Reason at November 30, 2022
Severance Value	$4,000,000
Value of unvested restricted stock units	720,573
Value of accelerated performance share units	111,452
Welfare benefits value	7,344
Executive coaching value	54,000
Total	**$4,893,369**

CEO Pay Ratio

We are required to provide the ratio for the annual total compensation paid to Mr. Larsson, our Chief Executive Officer, to the annual total compensation of our median associate, excluding Mr. Larsson's compensation. SEC rules permit us to use the same median associate identified in our pay ratio disclosure in 2022, subject to certain exceptions. In our case, the median associate had a significant change in circumstance and, as a result, we determined that it is not appropriate to use the same associate for this year's disclosure. We did not otherwise have a significant change in our associate population or compensation arrangements.

We selected November 1, 2022, as the determination date for identifying our median associate. As of that date, we had 31,339 associates, with 10,401 associates based in the United States and 20,938 associates located outside of the United States. Of these associates, approximately 30.5% worked in or were assigned to offices, approximately 63% worked in retail stores, and approximately 6.5% worked in warehousing and distribution facilities. Approximately 38% of our workforce is part-time. Our use of seasonal workers is not significant to our overall population. We do not use a significant number of temporary associates.

Methodology

The methodology and the material assumptions, adjustments and estimates that we used to identify the median of the annual total compensation of all our associates, as well as to determine the annual total compensation of the median associate for purposes of this disclosure, were as follows:

- We identified the median associate by using the actual earnings of our full-time, part-time, seasonal and temporary associates, which consisted of cash compensation, as compiled from our payroll records.
- We measured associate earnings using the one-year period ended October 31, 2022.
- Compensation paid in foreign currencies was converted to U.S. dollars using the foreign exchange rate monthly average for November 2022.
- As permitted under SEC rules, we excluded all of our associates in Brazil (473), Turkey (422), Ireland (290), Ethiopia (5), New Zealand (133), Sweden (107), Sri Lanka (33), and Norway (19) who were employed on November 1, 2022, who collectively constituted less than 5% of our total associate population.
- After giving effect to the exclusion, 10,401 associates in the United States and 19,456 outside of the United States were considered to identify the median associate.

Calculation

We determined that our median associate was a part-time, hourly retail store sales associate who works in Tinton Falls, New Jersey. The 2022 annual total compensation for our median associate was $19,264. The 2022 annual total compensation as determined under Item 402 of Regulation S-K for our CEO was $12,139,075. The estimated ratio of our CEO's annual total compensation to our median associate's total compensation for 2022 is 630 to 1.

Pay Versus Performance Table

In accordance with SEC rules, the following table sets forth information with respect to how "compensation actually paid" ("CAP") to our NEOs aligns with company performance. CAP is an SEC-defined term that does not necessarily reflect the amounts ultimately realized by the NEOs or how the Compensation Committee views the link between company performance and NEO compensation. In addition, a significant portion of CAP relates to changes in fair value of unvested equity awards over the course of each year. Unvested equity awards remain subject to risk from forfeiture and vesting conditions and possible future declines in value based on changes in the price of our common stock. The ultimate values actually realized by our NEOs from unvested equity awards cannot be determined until the awards vest.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of initial fixed $100 investment based on[4]			
Year	Summary Compensation Table Total for CEO[1] ($)	Compensation Actually Paid to CEO[2] ($)	Average Summary Compensation Table Total for Other NEOs[1] ($)	Average Compensation Actually Paid to Other NEOs[3] ($)	PVH Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income[5] ($ thousands)	Non-GAAP Earnings Before Interest and Taxes[6] ($ thousands)
2022	12,139,075	9,531,057	3,912,972	3,363,964	101.26	89.13	200,400	908,543
2021	14,714,208	15,456,925	5,199,568	3,543,319	106.89	96.33	952,300	983,494
2020	16,408,935	23,367,109	5,145,906	6,901,803	97.92	97.80	(1,136,100)	(37,145)

1 Column (b) contains compensation amounts reported in the "Total" column of the Summary Compensation Table ("SCT") for Mr. Larsson, our current Chief Executive Officer, in 2021 and 2022, and for our former Chief Executive Officer, Emanuel Chirico, in 2020. Column (d) contains the average of compensation amounts reported in the "Total" column of the SCT for our NEOs other than our Chief Executive Officer ("Other NEOs") for each of the years listed. The Other NEOs are as follows:

- 2022: Messrs. Coughlin, Holmes, Fischer and Hagman, and Mses. Fuller and Donnelly;
- 2021: Messrs. Holmes and Hagman, Mses. Fuller and Donnelly, Michael A. Shaffer, our former Chief Operating & Financial Officer, and Cheryl Abel-Hodges, the former Chief Executive Officer, Calvin Klein;
- 2020: Mr. Larsson (when he served as our President), Messrs. Hagman and Shaffer, and Ms. Abel-Hodges.

2 Compensation actually paid to our CEOs in each of the years listed reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts in column (b) of the table above do not reflect the actual amount of compensation earned or paid to our CEO during the applicable year.

Adjustments to determine CAP to the Chief Executive Officer:

	2022	2021	2020
Summary Compensation Table Column	$12,139,075	$14,714,208	$16,408,935
Subtract aggregate change in the actuarial present value of accumulated benefit under pension plans reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the SCT	(417,826)	(200,637)	(2,168,800)
Add service cost (actuarially determined for services rendered during the covered year) of pension plans	220,021	254,641	508,545
Subtract amounts reported under the "Stock Awards" column in the SCT	(6,400,236)	(6,400,233)	(8,000,143)
Subtract amounts reported under the "Option Awards" column in the SCT	(1,600,409)	(1,602,896)	(2,000,364)
Add the fair value of awards granted during the covered year that remain unvested as of covered year end*	8,110,882	7,973,724	9,255,419
Add (subtract) the change in fair value of awards granted in any prior year that were outstanding and unvested as of the covered year end*	(1,158,278)	(168,168)	0
Add the fair value of awards granted and vested during the covered year*	0	0	9,363,517
Add (subtract) the change in fair value of awards granted in any prior year that vested during the covered year*	(915,055)	886,286	0
Subtract the fair value of awards granted in any prior year that were forfeited during the covered year*	(447,117)	0	0
Compensation Actually Paid to CEO	$9,531,057	$15,456,925	$23,367,109

* The fair values of our stock options are estimated as of each measurement date using the Black-Scholes-Merton option valuation model, using assumptions updated for each measurement date. The fair values of our RSUs are equal to the closing price of our common stock on each measurement date. The fair values of our market-based PSUs are estimated as of each measurement date using the Monte Carlo simulation model, using assumptions updated for each measurement date. The fair values of our non-market-based PSUs are equal to the closing price of our common stock on each measurement date, reduced for the present value of any dividends expected to be paid on our common stock, as these contingently issuable PSUs do not accrue dividends. Changes in fair value of awards granted in any prior year are measured by comparing fair value as of the end of the covered year (for awards unvested as of the covered year end) or at vesting (for awards that vested during the covered year) to the fair value as of the end of the prior year.

3 Compensation actually paid to our Other NEOs in each of the years listed reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts in column (d) of the table above do not reflect the actual amount of compensation earned or paid to our Other NEOs during the applicable year.

Adjustments to Determine Compensation Actually Paid to Other NEOs:

	2022	2021	2020
Average SCT Total for Other NEOs	$3,912,972	$5,199,568	$5,145,906
Subtract aggregate change in the actuarial present value of accumulated benefit under pension plans reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the SCT	(18,495)	(282,828)	(356,655)
Add the service cost (actuarially determined for services rendered during the covered year) of pension plans	58,741	78,215	122,971
Subtract amounts reported under the “Stock Awards” column in the SCT	(1,131,961)	(1,434,294)	(1,872,878)
Subtract amounts reported under the “Option Awards” column in the SCT	(500,342)	(508,549)	(854,286)
Add the fair value of awards granted during the covered year that remain unvested as of covered year end*	1,584,546	1,405,432	4,894,427
Add (subtract) the change in fair value of awards granted in any prior year that were outstanding and unvested as of the covered year end*	(73,946)	52,860	176,383
Add the fair value of awards granted and vested during the covered year*	0	0	0
Add (subtract) the change in fair value of awards granted in any prior year that vested during the covered year*	(291,566)	259,833	(351,711)
Subtract the fair value of awards granted in any prior year that were forfeited during the covered year*	(175,985)	(1,226,918)	(2,354)
Average Compensation Actually Paid to Other NEOs	$3,363,964	$3,543,319	$6,901,803

* The fair values of our stock options are estimated as of each measurement date using the Black-Scholes-Merton option valuation model, using assumptions updated for each measurement date. The fair values of our RSUs are equal to the closing price of our common stock on each measurement date. The fair values of our market-based PSUs are estimated as of each measurement date using the Monte Carlo simulation model, using assumptions updated for each measurement date. The fair values of our non-market-based PSUs are equal to the closing price of our common stock on each measurement date, reduced for the present value of any dividends expected to be paid on our common stock, as these contingently issuable PSUs do not accrue dividends. Changes in fair value of awards granted in any prior year are measured by comparing fair value as of the end of the covered year (for awards unvested as of the covered year end) or at vesting (for awards that vested during the covered year) to the fair value as of the end of the prior year.

4 For peer group TSR in 2020 and 2021, we utilized the S&P 500 Apparel, Accessories & Luxury Index. We are no longer included in the S&P 500 Apparel, Accessories & Luxury Goods Index and, as a result, no longer use it as our industry peer group. We are now in the S&P 1500 Apparel, Accessories & Luxury Goods Index (the “New Index”), which we utilized for our 2022 peer group TSR and in the stock performance graph required by Item 201(e) of Regulation S-K. The New Index TSR amounts for 2020 and 2021 are $101.06 and $105.40, respectively. TSR assumes an initial investment of $100 in our common stock on February 2, 2020, and reinvestment of dividends. A hypothetical $100 investment in the New Index using the same methodology is shown for comparison.

5 Reflects Net Income in the company’s Consolidated Statements of Operations included on page F-2 in the company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2023.

6 The company-selected financial measure is EBIT on a non-GAAP basis. We calculate our EBIT on a non-GAAP basis by starting with our GAAP results and then apply a list of adjustments and exclusions approved by the Compensation Committee when it makes performance-based awards. *See* reconciliations on Exhibit A.

Pay Versus Performance: Most Important Measures

In the company’s assessment, the following chart lists the most important financial performance measures we use to link compensation actually paid to the NEOs, as determined in accordance with SEC rules, to company performance for 2022. The Compensation Discussion & Analysis discusses the ways we use these measures in our NEO compensation program and how they are important to and linked with our performance.

Most Important Financial Performance Measures
Earnings Before Interest and Taxes
Relative Total Shareholder Return

Relationship between Compensation Actually Paid and Performance Measures

The following charts describe the relationships between CAP and the company's financial performance as measured by our cumulative TSR, net income, and EBIT, which is the measure we have designated as our "company selected metric" under SEC rules, as well as the relationship between our TSR and peer group TSR. EBIT results are calculated on a non-GAAP basis, as described above in this section.

PVH TSR vs. Peer Group TSR vs. CAP



Value of $100 Investment From 2/2/2020
$120
$110
$100
$90
$80
$70
$60
$23.4M
$100.00
$97.92
$97.80
$106.89
$15.5M
$96.33
$101.26
$89.13
$9.5M
$6.9M
$3.5M
$3.4M
2019
2020
2021
2022
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Compensation Actually Paid ($M)
PEO CAP
AVERAGE NEO CAP
PVH
PEER GROUP

PVH Net Income vs. CAP



Net Income ($000)
$1,500
$1,000
$500
$0
-$500
-$1,000
-$1,500
$23.4M
$952.3
$15.5M
$200.4
$9.5M
$6.9M
$3.5M
$3.4M
$(1,136.1)
2020
2021
2022
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Compensation Actually Paid ($M)
PEO CAP
AVERAGE NEO CAP
NET INCOME

PVH Non-GAAP EBIT vs. CAP



Non-GAAP EBIT ($000)
$1,200
$1,000
$800
$600
$400
$200
$0
-$200
$23.4M
$983.5
$908.5
$15.5M
$9.5M
$6.9M
$3.5M
$3.4M
$(37.1)
2020
2021
2022
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Compensation Actually Paid ($M)
PEO CAP
AVERAGE NEO CAP
NON-GAAP EBIT

Equity Compensation Plan Information

The following table provides information as of January 29, 2023, with respect to shares of our common stock that may be issued under our Stock Incentive Plan, our sole equity compensation plan, which was approved by our stockholders. We have no equity compensation plans that were not approved by our stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	2,469,080[1]	$33.73[2]	3,171,254
Equity Compensation Plans Not Approved by Security Holders	–	–	–
Total	2,469,080	$33.73	3,171,254

1 Consists of (a) 1,324,775 shares of common stock underlying restricted stock units, (b) 449,855 shares of common stock underlying performance share units and (c) 694,450 shares of common stock underlying stock options.

2 The weighted average exercise price does not take into account performance shares, but does include restricted stock units. Excluding the restricted stock units, which have no exercise price, the weighted average exercise price is $98.08.

Proposal 4

Approval of an Amendment to Our Certificate of Incorporation to Update the Exculpation Provision

The company's Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation") currently includes an exculpation provision for directors in Article SEVENTH, as allowed under Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"). Pursuant to a recent amendment to Section 102(b)(7) of the DGCL that became effective on August 1, 2022, a Delaware corporation is now permitted to similarly eliminate or limit the personal liability of its officers for monetary damages for breach of the officer's duty of care, subject to limitations described below. The Board determined that it is in the best interests of the company and our stockholders, and has unanimously adopted a resolution, to amend our Certificate of Incorporation (the "charter amendment") to replace Article SEVENTH with the following (substantive changes are marked):

> SEVENTH: No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director or officer; provided, however, that nothing in this Article SEVENTH shall eliminate or limit the liability (i) of any director or officer ~~(i)~~ for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) of any director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of any director under Section 174 of the General Corporation Law of the State of Delaware, ~~or~~ (iv) of any director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) of any officer in any action by or in the right of the Corporation. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.



The Board of Directors recommends a vote FOR the amendment to our Certificate of Incorporation to update the exculpation provision.

Proxies received in response to this solicitation will be voted FOR this proposal unless the stockholder specifies otherwise.

If the stockholders approve the charter amendment, we will file with the Delaware Secretary of State, promptly following the Annual Meeting, a Certificate of Amendment to our Certificate of Incorporation in the form attached hereto as *Exhibit C*. The only changes to the Certificate of Incorporation are to Article SEVENTH.

The charter amendment would expand the existing director exculpation provision in our Certificate of Incorporation, as provided for under the DGCL, to also apply to officers. The Board strongly believes that the company's officers should be held to the highest standards when carrying out their duties to the company and our stockholders. Nevertheless, the potential for officers to have personal liability for decisions made or actions taken on behalf of the company, including for unintentional mistakes, could adversely affect the ability of our officers to make decisions that are most appropriate for the company and thereby maintain these high standards, and also increase the costs of the company in defending litigation.

The effect of the charter amendment is to limit the ability of our stockholders to seek monetary damages directly against our officers. If implemented, the charter amendment would allow for the exculpation of certain officers in connection with direct claims brought by stockholders, including class actions. However, this provision does not limit the company's rights or the rights of any company stockholder to seek monetary damages against an officer for a breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, transactions in which an officer derives an improper personal benefit, or any actions brought by the company directly against the officer or by any of our stockholders through a derivative suit on the company's behalf. For these reasons, the proposal provides covered officers with less exculpation than is afforded to directors because officers remain subject to due care claims in derivative suits and direct suits brought by the company. If the charter amendment is adopted, certain specified company officers, which would include the roles held by the actively employed NEOs, would be subject to this provision.

Our Board desires to make the proposed amendment to maintain provisions consistent with the governing statutes contained in the DGCL and believes that amending our Certificate of Incorporation to add the authorized liability protection for certain officers, consistent with the protection currently in our Certificate of Incorporation for our directors, is necessary in order to continue to attract and retain experienced and qualified officers, especially as companies with whom we may compete for talent adopt similar exculpation provisions. The Board believes that in the absence of such protection, qualified officers might be deterred from serving as officers of the company due to exposure to personal liability and the risk that substantial expense may be incurred in defending lawsuits, regardless of merit.

Given the potential benefits anticipated to accrue to the company, including the associated benefits to our stockholders, and the limited types of claims that would be exculpated, the Board views this proposal as a rational limit on officer liability and recommends that stockholders approve the amendment to our Certificate of Incorporation as described herein.

When considering the recommendation of the Board that our stockholders approve this proposal, our stockholders should be aware that certain directors and executive officers of the company, specifically our Chief Executive Officer and the other actively employed NEOs, have interests in the proposal that may be different from, or in addition to, the interests of our stockholders more generally because they will receive the liability exculpation protections afforded by the charter amendment if it is adopted. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the charter amendment.

The affirmative vote of a majority of our outstanding common stock is required to approve this proposal. If the amendment is not approved at the annual meeting, our directors will continue to be exculpated from liability under the existing director exculpation provision in Article SEVENTH.

Proposal 5

Approval of Amendments to the Stock Incentive Plan

Introduction and Board Recommendation

Our Stock Incentive Plan was approved initially by stockholders at our 2006 Annual Meeting of Stockholders. The Plan has been amended, and its material terms have been re-approved, by stockholders several times in the past 17 years. The Plan permits the grant to our associates, directors, consultants and advisors of (1) nonqualified stock options, (2) incentive stock options, (3) restricted stock, (4) restricted stock units, (5) stock appreciation rights ("SARs"), (6) performance shares and performance share units, and (7) other stock-based awards, each of which we refer to as an "award."

The Board of Directors has approved the amendments to the Plan, upon the recommendation of the Compensation Committee and subject to stockholder approval, to add (i) 2,989,000 additional shares to the pool of shares of our common stock available for issuance under the Plan and (ii) modify the method of counting shares underlying full value awards for purposes of the limits on awards that may be granted under the Plan so that each share underlying awards of restricted stock units and performance share units (and restricted stock and other stock-based awards) granted on or after June 22, 2023 is counted as 1.6 shares (instead of two shares, which is the current approach).



The Board of Directors recommends a vote FOR the amendments to the Stock Incentive Plan.

Proxies received in response to this solicitation will be voted FOR this proposal unless the stockholder specifies otherwise.

If the amendments to the Plan are not approved by stockholders, it will continue as currently in effect until it expires on April 29, 2030 or such earlier date as may be determined by the Board of Directors. As of April 30, 2023, approximately 1,553,901 shares remain available to be awarded under the Plan. This remaining amount is insufficient to meet our ongoing equity compensation requirements and we are seeking a number of shares and a modification to how we count shares underlying full value awards that, together with the current reserve, we estimate would enable us to continue making grants over the next approximately three years based on estimates of our stock price and grant requirements.

We believe this would put us in line with market practices for shares reserves. Stockholder approval of the additional shares and the modification to the method of counting shares underlying full value awards under the Plan will provide us with flexibility in structuring our executive compensation arrangements going forward, and give us an appropriate supply of shares for equity incentives to recruit, hire, motivate and retain the talent required to successfully execute our business plans.

Information Regarding Burn Rate and Dilution

Burn Rate

As detailed in the table below, our three-year average burn rate, which we define as the number of shares of our common stock subject to time-based and performance-based equity awards granted in a fiscal year divided by the weighted average shares of our common stock outstanding for that fiscal year, is 1.48%.

Fiscal Year	Stock Options Granted (A)	Total Number of Time-Based Full Value Awards (FVA) Granted (B)	Total Number of Performance-Based FVA Granted at Target (C)	Weighted Average Basic Shares of Common Stock Outstanding (D)	One-Year Burn Rate (A+B+C)/(D)
2022	134,300	756,258	71,716	65,661,996	1.47%
2021	96,400	562,255	43,194	70,793,376	0.99%
2020	250,100	1,033,567	131,499	71,161,836	1.99%
				Three-Year Average Burn Rate	**1.48%**

Dilution

Dilution is commonly measured by "overhang," which generally refers to the amount of total potential dilution to current stockholders that could result from future issuance of the shares reserved under an equity compensation plan. As of April 30, 2023, there were 3,062,903 shares of our common stock subject to outstanding equity awards under our Stock Incentive Plan, including 777,275 shares subject to stock options and 2,285,628 full value awards (*i.e.*, RSUs and PSUs), based on the maximum number of shares potentially payable under outstanding performance share units. The weighted average exercise price of our outstanding stock option awards was $96.47 as of April 30, 2023, and the weighted average remaining term was 5.3 years. An additional 1,553,901 shares of our common stock remained available to be awarded and 62,788,101 shares of common stock were outstanding as of that date. We are requesting an additional 2,989,000 shares of our common stock for issuance under the Stock Incentive Plan. Based on the foregoing, we estimate the total potential dilution level to be 10.80% on a fully diluted basis.

Stock Incentive Plan Design Highlights Our Commitment to Compensation Best Practices

Our Stock Incentive Plan includes a number of key features described below that are designed to protect our stockholders' interests and that reflect our commitment to best practices and effective management of equity compensation.

- **No "evergreen" provision.** There is no automatic increase in the number of shares available for issuance; increases in shares available for issuance under the Plan requires stockholder approval.
- **Individual Annual Award Limit.** The maximum aggregate number of shares with respect to which awards may be granted in any calendar year to any one participant (other than a non-employee director) is 1,000,000 shares.
- **Director Annual Compensation Limit.** The maximum aggregate number of shares with respect to which awards may be granted during any 12-month period to any one non-employee director is limited to a number that, when combined with any cash fees or other compensation paid to such director during such 12-month period, does not exceed $750,000 in total value.
- **No Discounted Stock Options or Stock Appreciation Rights (SARs).** Stock options and SARs cannot be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.
- **No Repricing.** There can be no repricing of stock options and SARs (including the reduction in the exercise price of stock options or SARs or the replacement of stock options or SARs with cash or another award) without stockholder approval.
- **No Liberal Share Recycling.** Shares tendered in payment of the exercise price of an award, shares withheld by us to satisfy withholding obligations, and shares covered by an SAR to the extent it is exercised (whether or not shares are actually issued upon such exercise), are not added back to the reserve of shares available for issuance under the Plan.
- **Minimum Vesting Requirement.** Awards are subject to a minimum three-year restriction period, which may at the discretion of the Compensation Committee lapse on a prorated, graded or cliff basis, except upon a termination of employment or a participant's qualifying termination during the two-year period following the occurrence of a change in control or subsidiary disposition (as such terms are defined in the Plan). Under no circumstances can the vesting of an award occur within one year of the date of grant, except that we are entitled to make grants of any kind of award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the shares authorized for issuance under the Plan.
- **No Single-Trigger Acceleration.** The Plan does not provide for automatic acceleration of vesting of equity awards upon a change in control of the company unless awards are not assumed or continued in connection with the change in control.
- **No Dividends on Unvested Awards.** The Plan prohibits the current payment of dividends or dividend equivalent rights on unvested awards.
- **No Automatic Grants.** The Plan does not provide for "reload" or other automatic grants to participants.
- **Awards Subject to Clawback Policy.** Awards granted pursuant to the Plan are subject to mandatory repayment to us to the extent the participant is, or in the future becomes, subject to (x) our "clawback" (recoupment) policy or (y) any law, rule, requirement or regulation that imposes mandatory recoupment.
- **No Tax Gross-Ups.** The Plan does not provide for any tax gross-ups.

The following summary of certain features of our Stock Incentive Plan, as well as the definitions of each type of award, is qualified in its entirety by reference to the full text of the Plan, which is attached as *Exhibit D*.

Nature and Purpose of the Stock Incentive Plan

The purposes of our Stock Incentive Plan are to induce certain individuals to remain in the employ of, or to continue to serve as directors, consultants, or advisors to, PVH and our present and future subsidiaries; to attract new individuals to enter into such employment or service; and to encourage such individuals to secure or increase on reasonable terms their stock ownership in

PVH. The Board of Directors believes the Plan promotes continuity of management and increased incentive and personal interest in our welfare by those who are or may become primarily responsible for shaping and carrying out our long-range plans and securing our continued growth and financial success.

Eligibility to Receive Awards

Our Stock Incentive Plan provides that awards may be granted to our associates, non-employee directors, consultants and advisors, except that incentive stock options may be granted only to associates. The approximate number of associates eligible to participate in our Stock Incentive Plan is 1,500.

Duration and Modification

Our Stock Incentive Plan terminates on April 29, 2030, or such earlier date as may be determined by the Board of Directors; however, outstanding awards granted under the Plan prior to its expiration do not terminate until the respective termination dates provided for in such awards. The Board may amend, suspend or terminate the Plan at any time, although stockholder approval is required for any amendment to the extent necessary to comply with the NYSE listing standards or applicable law.

Administration

Our Stock Incentive Plan is administered by the Compensation Committee or such other committee of the Board of Directors that the Board may designate from time to time (referred to in this discussion as the "Committee"). The Committee must consist of two or more members of the Board who are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. The members of the Committee are appointed annually by the Board. Subject to the provisions of the Plan, the Committee has the authority to (1) select the people to whom awards are to be granted, (2) determine whether and to what extent awards are to be granted, (3) determine the size and type of awards, (4) approve forms of award agreement, which may include provisions stating that employment for a specified period will not be required for vesting of an award upon the occurrence of the death, disability, retirement or qualifying termination of a participant as set forth in an award agreement (or otherwise provided for in a participant's employment agreement with the company), (5) determine the terms and conditions applicable to awards, (6) establish performance goals for any performance period and determine whether such goals were satisfied, (7) subject to certain limitations, amend any outstanding award, (8) construe and interpret the Plan and any award agreement and apply its provisions, and (9) subject to certain limitations, take any other actions deemed necessary or advisable for the administration of the Plan. The Committee may delegate its authority, to the extent permitted by applicable law, including its authority to grant awards to participants who are not "insiders" subject to Section 16 of the Exchange Act. All decisions, interpretations and other actions of the Committee are final and binding, including on PVH, our subsidiaries, associates, directors, consultants, advisors and their respective estates and beneficiaries.

Securities Subject to the Stock Incentive Plan

The number of shares of our common stock that currently may be issued under the Plan is 20,436,589, which includes:

- the 3,000,000 shares included in the Plan when it was initially approved;
- the 4,400,000 shares added to the Plan pursuant to an amendment approved by stockholders in 2009;
- the 4,500,000 shares added to the Plan pursuant to an amendment approved by stockholders in 2012;
- the 1,442,940 shares added to the Plan in connection with our acquisition of The Warnaco Group, Inc. in 2013;
- the 3,000,000 shares added to the Plan pursuant to an amendment approved by stockholders in 2015;
- the 3,000,000 shares added to the Plan pursuant to an amendment approved by stockholders in 2020; and
- the 1,093,649 shares now registered under the Plan that became available due to the cancellation, termination or expiration of outstanding stock options under our prior stock plans, as provided by the terms of the Plan.

Any of the shares available for issuance under the Plan may be used for any type of award under the Plan. The total shares subject to the Plan include shares that are subject to outstanding awards, shares that are still available to be awarded, and shares that have been issued as the result of exercise or vesting of awards. The number of shares does not take into account that for purposes of calculating usage of shares under the Plan, each share underlying a stock option (or SAR) is counted as one share but each share underlying our awards of restricted stock units and performance share units (and restricted stock and other stock-based awards) is counted as 2.0 shares if granted prior to June 22, 2023 and as 1.6 shares if granted on or after June 22, 2023.

As of April 30, 2023, awards representing 21,780,561 shares have been granted under the Plan. This takes into account how we calculate share usage under the Plan. Shares are not considered as having been used (i) if they are deliverable under an award granted that expires or is cancelled, forfeited, settled in cash or otherwise settled without the delivery of shares or (ii) if they are issued pursuant to awards that are assumed, converted or substituted in connection with a merger, acquisition, reorganization or similar transaction. For purposes of determining the number of shares available for grant as incentive stock options, only shares that are subject to an award that expires or is cancelled, forfeited or settled in cash will be treated as not having been issued under the Plan. Furthermore, shares tendered in payment of the exercise price of an award, shares withheld by us to satisfy withholding obligations, and shares covered by a SAR to the extent it is exercised (whether or not shares are actually issued upon such exercise), will not be added back to the reserve of shares available for issuance under the Plan. The shares issued pursuant to awards may be authorized but unissued shares or treasury shares.

The market value of a share of our common stock as of April 30, 2023, was $85.81.

Individual Limits

The maximum aggregate number of shares with respect to which awards may be granted in any calendar year to any one participant who is not a non-employee director is 1,000,000.

Director Annual Compensation Limit

The maximum aggregate number of shares with respect to which awards may be granted during any 12-month period to any one non-employee director in respect of the director's service as a member of the Board or a committee of the Board is a number that, when combined with any cash fees or other compensation paid to such director during such 12-month period in respect of the director's service on the Board or a committee of the Board, cannot exceed $750,000 in total value. The Board may make exceptions to this limit for the independent director who is serving as Chair or presiding director, as applicable, provided the director receiving such additional compensation may not participate in the decision to award such compensation.

Stock Options

Under the Stock Incentive Plan, the per share exercise price of any stock option cannot be less than the fair market value of our common stock on the grant date, which is (i) the closing sale price of a share on the NYSE on the grant date or (ii) if there is no sale of shares on that date, the closing sale price of a share on the last trading date on which sales were reported on the NYSE. The per share exercise price of any incentive stock option granted to any participant who owns stock representing more than 10% of the voting power of all classes of stock of the company cannot be less than 110% of the fair market value of our common stock on the grant date.

Each stock option granted under the Stock Incentive Plan will be evidenced by an award agreement (in written or electronic form) that will specify the exercise price, the term of the stock option, the number of shares to which the stock option pertains, and such other terms and conditions as the Committee determines. In no event may a stock option granted under the Plan be exercised more than ten years after the grant date. Moreover, an incentive stock option granted to any one participant who owns stock representing more than 10% of the voting power of all classes of stock of the company may not be exercised more than five years after the grant date. Optionees will not have any rights to dividend equivalents.

An award of stock options will have a minimum three-year restriction period, which may at the discretion of the Committee lapse on a prorated, graded or cliff basis, except upon a termination of employment or a participant's qualifying termination during the two-year period following the occurrence of a change in control or subsidiary disposition (as such terms are defined in the Stock Incentive Plan). In no event may the vesting of stock options occur within one year of the date of grant, except that we will be entitled to make grants of any kind of award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the shares of our common stock authorized for issuance under the Plan, including the additional shares subject to this proposal.

Payment for shares issued upon exercise of a stock option generally may be made in cash, by delivery of shares of our common stock owned by the optionee, or by any other method permitted by the Committee or combination of permitted payment methods.

Stock Appreciation Rights

Each SAR grant will be evidenced by an award agreement that will specify the exercise price, the term of the SAR, and such other terms and conditions as the Committee determines. The grant price of SARs may not be less than 100% of the fair market value of our common stock on the grant date. SARs granted under our Stock Incentive Plan expire as determined by the Committee, but in no event later than ten years from the grant date. Grantees will not have any rights to dividend equivalents.

An award of SARs will have a minimum three-year restriction period, which may at the discretion of the Committee lapse on a prorated, graded or cliff basis, except upon a termination of employment or a participant's qualifying termination during the two-year period following the occurrence of a change in control or subsidiary disposition. In no event may the vesting of an award of SARs occur within one year of the date of grant, except that we will be entitled to make grants of any kind of award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the shares of common stock authorized for issuance under the Plan, including the additional shares subject to this proposal.

Upon exercise of a SAR, the holder of the SAR will be entitled to receive payment in an amount equal to the product of (i) the difference between the fair market value of our common stock on the date of exercise over the grant price and (ii) the number of shares of our common stock for which the SAR is exercised. At the discretion of the Committee, payment to the holder of a SAR may be in cash, by delivery of shares of common stock owned by the grantee or in some combination thereof.

Restricted Stock and Restricted Stock Units

Each restricted stock or restricted stock unit grant will be evidenced by an award agreement (in written or electronic form) that will specify the periods of restriction, the number of shares of restricted stock or RSUs granted, and such other terms and conditions as the Committee determines. The initial value of an RSU will equal the fair market value of our common stock on the grant date.

An award of restricted stock or RSUs will have a minimum three-year restriction period, which may at the discretion of the Committee lapse on a prorated, graded or cliff basis, except upon a termination of employment or a participant's qualifying termination during the two-year period following the occurrence of a change in control or subsidiary disposition. In no event may the vesting of restricted stock or RSUs occur within one year of the date of grant, except that we will be entitled to make grants of any kind of award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the shares of our common stock authorized for issuance under the Plan, including the additional shares subject to this proposal.

In the Committee's discretion, holders of restricted stock may be credited with dividends with respect to all shares held, and holders of restricted stock units may receive dividend equivalents. Dividends credited to holders of restricted stock will be paid to the holders only if and when the underlying shares of restricted stock vest. Dividend equivalents credited to holders of restricted stock units will be paid to the holders only if and when the underlying restricted stock units are settled. Restricted stock units (and any dividend equivalents) may be settled in shares of our common stock, cash or a combination thereof, in the Committee's discretion.

Performance Shares and Performance Share Units

Each performance share and performance share unit grant will be evidenced by an award agreement (in written or electronic form) that will specify the applicable performance period and performance measure(s), the number of performance shares or PSUs granted, and such other terms and conditions as the Committee determines.

The initial value of performance shares and performance share units will equal the fair market value of a share of our common stock on the grant date. An award of performance shares or PSUs will have a minimum three-year restriction period, which may at the discretion of the Committee lapse on a prorated, graded or cliff basis, except upon a termination of employment or a participant's qualifying termination during the two-year period following the occurrence of a change in control or subsidiary disposition. In no event may the vesting of performance shares or PSUs occur within one year of the date of grant, except that we will be entitled to make grants of any kind of award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the shares of our common stock authorized for issuance under the Plan, including the additional shares subject to this proposal.

Performance shares and performance share units granted under the Plan may not provide participants with the right to receive dividends or dividend equivalents. Earned performance shares or PSUs may be settled in shares of our common stock, in cash or a combination thereof, in the Committee's discretion. The Committee may provide that settlement of performance shares or performance share units will be deferred, on a mandatory basis or at the election of the participant.

Other Stock-Based Awards

The Committee has the right to grant other stock-based awards that may include, without limitation, grants of shares of our common stock based on the attainment of performance goals, payment of shares of our common stock as a bonus in lieu of cash based on performance goals, and the payment of shares of our common stock in lieu of cash under our other incentive or bonus programs. The Committee has the discretion to determine the vesting of any such award, provided that, except upon a termination of employment or a participant's qualifying termination during the two-year period following the occurrence of a change in control or subsidiary disposition, there will be a minimum vesting period of three years for all awards, which may in the Committee's discretion lapse on a prorated, graded or cliff basis (as specified in the award agreement). In no event may the vesting of a stock-based award occur within one year of the date of grant, except that we will be entitled to make grants of any kind of award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the shares of our common stock authorized for issuance under the Plan, including the additional shares subject to this proposal. An award with a payment of shares in lieu of cash under any of our other incentive or bonus programs will not be subject to a minimum vesting period.

In the Committee's discretion, holders of other stock-based awards may be credited with dividends or dividend equivalents, which may be settled in shares of our common stock, cash or a combination thereof, in the Committee's sole discretion. Any dividends or dividend equivalents credited to holders of other stock-based awards will be paid to the holders only if and when the underlying stock-based awards vest and are settled.

Performance-Based Awards

The Committee may grant Performance Shares, Performance Share Units, or other performance-based awards. For any such award, the Committee will establish the performance objectives from one or more of the following measures or such other performance measures as the Committee may determine: earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; economic value created; market share; net income (before or after taxes); operating income; adjusted net income after capital charge; return on assets; return on capital (based on earnings or cash flow); return on equity; return on investment; revenue; cash flow; operating margin; share price; total stockholder return; total market value; strategic business criteria, consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals; goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation or information technology; goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures; and goals relating to environmental, social and governance criteria. The targeted performance with respect to the performance measures may be established at such levels and on such terms as the Committee may determine, in its discretion, on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries, business segments or functions, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies. Unless otherwise determined by the Committee, measurement of performance goals with respect to the selected performance measure(s) will exclude the impact of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, as well as the cumulative effects of tax or accounting changes, each as determined in accordance with generally accepted accounting principles or identified in our financial statements, notes to the financial statements, Management's Discussion and Analysis, or other filings with the SEC.

Clawback/Recoupment

Any award granted pursuant to the Plan will be subject to mandatory repayment to PVH by the participant who holds such award (i) to the extent set forth in the Plan or an award agreement or (ii) to the extent the participant is, or in the future becomes, subject to (A) any PVH "clawback" or recoupment policy or (B) any law, rule, requirement or regulation that imposes mandatory recoupment, under circumstances set forth in such law, rule, requirement or regulation.

Non-Transferability of Awards

An award granted under the Stock Incentive Plan generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner. Awards can be transferred by will or by the laws of descent or distribution. In addition, an award agreement for an award other than incentive stock options can provide for the award to be transferred for no consideration to a member of the grantee's immediate family.

Adjustments Upon Changes in Capitalization

In the event of any equity restructuring (within the meaning of FASB Accounting Standards Certification Topic 718), such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large nonrecurring cash dividend, the Committee must cause an equitable adjustment in the number and kind of shares that may be delivered under our Stock Incentive Plan, in the individual award limits, and, with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, the exercise price, grant price, or other price of shares subject to outstanding awards, any performance conditions relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards, to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation, or liquidation, the Committee may, in its sole discretion, cause there to be such equitable adjustment as described in the foregoing sentence, to prevent dilution or enlargement of rights. In such a case, unless otherwise determined by the Committee, the number of shares subject to any award will always be rounded down to a whole number. Any adjustment made by the Committee is conclusive.

Change in Control

If outstanding awards are assumed or continued

If a qualifying termination of the participant's employment occurs during the two-year period following a change in control, all outstanding stock options and SARs will become immediately exercisable, and any period of restriction or other restrictions imposed on restricted stock, restricted stock units, performance share units or other stock-based awards will lapse. In addition, all incomplete performance periods in respect of awards of performance shares, performance share units and each other performance-based award will end on the date of the change in control and the performance goals applicable to such awards will be deemed satisfied based on the level of performance achieved as of the date of the change in control, if determinable, or at the target level, if not determinable. Notwithstanding the foregoing, if less than 50% of the relevant performance period has elapsed as of the date of the change in control, then the performance goals applicable to such award will be deemed satisfied at the target level. Each performance-based award will thereafter become a time-based award and will vest and become payable to the participant on the earlier to occur of the participant's qualifying termination during the two-year period following the occurrence of the change in control and the date the award otherwise vests in accordance with the award agreement.

If outstanding awards are not assumed or continued

In the event of a change in control in which outstanding awards are not assumed or continued:

(i) all outstanding stock options and SARs will be terminated and participants will receive, for each share subject to the stock options or SARs held, cash equal to the excess of the fair market value of our common stock immediately prior to the occurrence of the change in control over the stock option exercise price or the SAR grant price, as applicable;

(ii) all outstanding restricted stock, restricted stock units and other stock-based awards will be terminated and participants will receive, for each share subject to an award, cash equal to the fair market value of our common stock immediately prior to the occurrence of the change in control; and

(iii) all outstanding performance shares, performance share units and other performance-based awards will be terminated and participants will receive, for each share subject to an award, cash equal to the fair market value of our common stock immediately prior to the occurrence of the change in control. Each performance share, performance share unit and other performance-based award will vest on a pro rata monthly basis, including full credit for partial months elapsed, and will be paid based on the level of performance achieved as of the date of the change in control, if determinable, or at the target level, if not determinable. Notwithstanding the foregoing, if less than 50% of the relevant performance period has elapsed as of the date of the change in control, then the performance goals applicable to such award will be deemed satisfied at the target level.

The Committee has the authority to provide for automatic full vesting and exercisability of awards held by certain participants affected by a subsidiary disposition.

With respect to awards (or portions of awards) that are considered deferred compensation under Section 409A of the Code, if an event or condition constituting a change in control does not constitute a "change in the ownership" or a "change in the effective control" of PVH or a "change in the ownership of a substantial portion of a corporation's assets" with respect to PVH (each within the meaning of Section 409A of the Code), the event or condition will continue to constitute a change in control solely with respect to vesting of awards (or portion thereof) or a lapse of any applicable restrictions on awards, and not for purposes of determining whether the settlement or payment of an award (or portion thereof) will be accelerated under the Stock Incentive Plan. The prior sentence will not apply to awards (or portions thereof) that qualify as short-term deferrals for purposes of Section 409A of the Code.

Federal Tax Aspects

The following paragraphs are a summary of the material U.S. federal income tax consequences associated with awards granted under the Stock Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant's death or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. It is intended that the Plan and any awards granted thereunder will comply with, and should be interpreted consistent with, the requirements of Section 409A of the Code.

Incentive Stock Options

In general, neither the grant nor the exercise of an incentive stock option will result in taxable income to an optionee or a deduction to PVH. However, for purposes of the alternative minimum tax, the spread on the exercise of an incentive stock option will be considered part of the optionee's income.

The sale of shares received pursuant to the exercise of an incentive stock option that satisfies the holding period rules will result in capital gain to an optionee and will not result in a tax deduction to PVH. To receive incentive stock option treatment as to the shares acquired upon exercise of an incentive stock option, an optionee must neither dispose of such shares within two years after such incentive stock option is granted nor within one year after such incentive stock option is exercised. In addition, an optionee generally must be a PVH associate, or an associate of one of our subsidiaries at all times between the date of grant and the date three months before exercise of such incentive stock option. If an incentive stock option is exercised more than three months after the termination of an optionee's employment with us, the stock option will be treated as a nonqualified stock option.

If the holding period rules are not satisfied, the portion of any gain recognized on the disposition of the shares of our common stock acquired upon the exercise of an incentive stock option that is equal to the lesser of (a) the fair market value of the shares on the date of exercise minus the option price or (b) the amount realized on the disposition minus the option price, will be treated as ordinary (compensation) income, with any remaining gain being treated as capital gain. We generally will be entitled to a deduction equal to the amount of such ordinary income.

If an optionee makes payment of the option price by delivering shares of our common stock, the optionee generally will not recognize any gain as a result of such delivery, but the amount of gain, if any, that is not so recognized will be excluded from the optionee's basis in the new shares received. However, the use by an optionee of shares previously acquired pursuant to the exercise of an incentive stock option to exercise a stock option will be treated as a taxable disposition if the transferred shares have not been held by the optionee for the requisite holding period.

Nonqualified Stock Options

No income will be recognized by an optionee at the time a nonqualified stock option is granted. Ordinary income will be recognized by an optionee at the time a nonqualified stock option is exercised, and the amount of such income will be equal to the excess of the fair market value on the exercise date of the shares issued to the optionee over the option price. This ordinary (compensation) income will also constitute wages subject to withholding, and we will be required to make whatever arrangements are necessary to ensure that the amount of the tax required to be withheld is available for payment in money.

We will generally be entitled to a deduction for federal income tax purposes at such time and in the same amount that the optionee is required to include in the optionee's income upon the exercise of a nonqualified stock option.

If an optionee makes payment of the option price by delivering shares of our common stock, the optionee generally will not recognize any gain as a result of such delivery, but the amount of gain, if any, that is not so recognized will be excluded from the optionee's basis in the new shares received.

Capital gain or loss on a subsequent sale or other disposition of the shares acquired upon the exercise of a nonqualified stock option will be measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis of the shares acquired upon the exercise of any nonqualified stock option will be equal to the sum of the exercise price of such nonqualified stock option and the amount included in income with respect to such stock option.

If an optionee transfers a stock option by gift, the optionee will recognize ordinary income at the time the transferee exercises the stock option. We will be required to report the ordinary income recognized by the optionee, and to withhold income and employment taxes, and pay our share of employment taxes, with respect to such ordinary income. The optionee may also be subject to federal gift tax on the value of the transferred stock option at the time the transfer of the stock option is considered completed for gift purposes. The Internal Revenue Service takes the position that the transfer is not complete until the stock option is fully vested.

Stock Appreciation Rights

No taxable income is recognized when a SAR is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares of our common stock received. Any additional gain or loss recognized upon later disposition of the shares is capital gain or loss, which may be long-term or short-term capital gain or loss depending on the holding period.

Restricted Stock, Restricted Stock Units, Performance Shares and Performance Share Units

A participant generally will not have taxable income upon grant of restricted stock, restricted stock units, performance shares, or performance share units. Instead, the participant will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares or cash received minus any amount paid. For restricted stock only, a participant instead may elect to be taxed at the time of grant.

Other Stock-Based Awards

A participant generally will recognize income upon receipt of the shares subject to award (or, if later, at the time of vesting of such shares).

Tax Effect for the Company

We generally will be entitled to a tax deduction in connection with an award granted under the Stock Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to the chief executive officer, to the chief financial officer and to each of the next three most highly compensated executive officers as well as certain current and former officers. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

New Plan Benefits

The amounts that may be received under the Stock Incentive Plan in the future are not determinable, as the Stock Incentive Plan, as amended, will not be effective unless and until approved by our stockholders, and such amounts will depend on actions of the Committee, the performance of PVH and the value of our common stock. For details on the equity compensation grants made to our Named Executive Officers under the Stock Incentive Plan in 2022, *see* “Grants of Plan-Based Awards” on page 64, and for details on the equity compensation grants made to our non-employee directors in 2022, *see* “Director Compensation” beginning on page 34.

Proposal 6

Ratification of the Appointment of Auditors

As a matter of good corporate governance, the Board of Directors is asking stockholders to ratify the selection of the independent auditor even though such ratification is not required. If our stockholders disapprove of the selection, the Board will ask the Audit & Risk Management Committee to reconsider the selection for the fiscal year ending February 2, 2025, as it would be impracticable to replace our auditors so late in our current fiscal year.

The Audit & Risk Management Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditor. The Committee has selected Ernst & Young LLP as our independent auditors for the fiscal year ending February 4, 2024. Ernst & Young or one of its predecessors has served continuously as our auditors since 1938. The Committee Chair is actively involved and consults with other members of the Committee regarding the appointment of Ernst & Young's lead engagement partner. The Audit & Risk Management Committee evaluated Ernst & Young's institutional knowledge and experience, quality of service, sufficiency of resources, and quality of the team's communications and interactions, as well as the teams' objectivity and professionalism. As a result, the Committee and the Board believe the continued retention of Ernst & Young to serve as our auditors is in the best interests of PVH and our stockholders.

We expect representatives of Ernst & Young to attend the meeting. Those individuals will have the opportunity to make a statement if they wish and will be available to respond to appropriate questions from stockholders.



The Board of Directors recommends a vote FOR the ratification of the appointment of the auditors.

Proxies received in response to this solicitation will be voted FOR this proposal unless the stockholder specifies otherwise.

Fees Paid to Auditors

The following table sets forth the aggregate fees billed by Ernst & Young LLP, the member firms of Ernst & Young LLP, and their respective affiliates for professional services rendered to us for the audit of our annual financial statements for the fiscal years ended January 29, 2023 and January 30, 2022 for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q filed during those years, and for other services rendered on our behalf during those fiscal years. All such fees were pre-approved by the Audit & Risk Management Committee.

	2022 ($)	2021 ($)
Audit Fees[1]	7,610,000	7,055,000
Audit-Related Fees[2]	151,000	160,000
Tax Fees[3]	2,214,000	2,965,000
All Other Fees	–	–

1 Consists of fees for professional services performed for the audit of our annual financial statements, the audit of internal control over financial reporting in conjunction with the audit of our annual consolidated financial statements, and reviews of financial statements included in our Quarterly Reports on Form 10-Q. Audit fees also include services that are normally provided in connection with statutory filing requirements.

2 Includes fees that are related to accounting consultations concerning financial accounting and reporting standards and certain attestation services related to financial reporting.

3 Includes fees for services to assist us in the preparation of our tax returns and for the provision of tax advice. Such fees include tax compliance fees of $473,000 in 2022 and $541,000 in 2021.

The Audit & Risk Management Committee's charter requires it to pre-approve at its meetings all audit and non-audit services provided by our outside auditors. The charter permits the Committee to delegate to any one or more of its members the authority to grant such pre-approvals. Any such delegation of authority may be subject to any rules or limitations the members deem appropriate. A member's decision to pre-approve any services using such delegated authority must be presented to the full Committee at its next meeting.

Audit Committee Report

PVH management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent auditors audit the financial statements and express an opinion on the financial statements based on their audit. The Audit & Risk Management Committee is directly responsible for the appointment, compensation and oversight of the independent auditors, and reviews PVH's financial reporting process on behalf of the Board of Directors.

The Audit & Risk Management Committee, in evaluating and selecting the independent auditors, considers, among other things, external data on the audit quality of the audit firm, including recent Public Company Accounting Oversight Board ("PCAOB") reports; the audit firm's industry experience, capabilities, and approach in handling the breadth and complexity of PVH's global operations; the quality and consistency of the audit firm's personnel and communication; the appropriateness of the audit firm's fees; and the independence and objectivity of the audit firm.

As part of its oversight of PVH's financial statements and reporting process, the Committee has met and held discussions with management, internal auditing staff and Ernst & Young LLP, the independent auditors. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

In addition, the Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors' communications with the Committee concerning independence, and has discussed with the independent auditors the auditors' independence from PVH and PVH management. The Committee also has considered whether the independent auditors' provision of non-audit services to PVH is compatible with the auditors' independence.

The Committee discussed with the internal and independent auditors the overall scope and plans for their respective audits. It meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of PVH's internal controls, and the overall quality of PVH's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board that the audited consolidated financial statements be included in PVH's Annual Report on Form 10-K for the year ended January 29, 2023, as filed with the SEC. The Committee also has recommended stockholder ratification of the selection of the independent auditors.

The members of the Committee reviewed and met with management and the independent auditors on a quarterly basis to discuss PVH's earnings releases and, as applicable, PVH's Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The Committee also reviews and meets, when needed, in conjunction with earnings guidance issued other than in quarterly earnings releases.

Mr. Callinicos joined the Committee on March 21, 2023. He did not participate as a Committee member in any of the activities described above, all of which took place prior to that date. As such, although he is a Committee member as of the date of this Proxy Statement, his name has not been included as one of the signatories of this Report.

Audit & Risk Management Committee
Edward R. Rosenfeld, Chair
Ajay Bhalla
V. James Marino
Amy McPherson

Security Ownership of Certain Beneficial Owners and Management

5% Stockholders

The following table presents certain information with respect to the persons who are known by us to be the beneficial owners of more than five percent of our common stock as of the record date for the meeting.

The persons listed below have advised us that they have sole voting and investment power with respect to the shares listed as owned by them, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
PZENA Investment Management, LLC[1] 320 Park Avenue, 8th Floor New York, NY 10022	7,386,406	11.8
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	6,423,991	10.2
Blackrock, Inc.[3] 55 East 52nd Street New York, NY 10055	6,042,276	9.6
FMR LLC[4] 245 Summer Street Boston, MA 02210	4,130,495	6.6

1 Pzena Investment Management, LLC ("Pzena"), an investment adviser registered under section 203 of the Investment Advisers Act, may be deemed the beneficial owner of 7,386,406 shares of our common stock, including 6,001,709 shares with respect to which it has sole voting power and as to all 7,386,406 of which it has sole dispositive power. Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2022, and is based on the Statement of Beneficial Ownership on Schedule 13G/A filed by Pzena on January 20, 2023, with the SEC.

2 The Vanguard Group, Inc. ("Vanguard"), an investment adviser in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(E), may be deemed the beneficial owner of 6,423,991 shares of our common stock, including 57,578 shares with respect to which it has shared voting power, 6,301,248 shares of which it has sole dispositive power, and 122,743 shares of which it has shared dispositive power. Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2022, and is based on the Statement of Beneficial Ownership on Schedule 13G/A filed by Vanguard on February 9, 2023, with the SEC.

3 BlackRock, Inc., a parent holding company or control person in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(G), may be deemed the beneficial owner of 6,042,276 shares of our common stock, including 5,873,854 shares with respect to which it has sole voting power and as to all 6,042,276 shares of which it has sole dispositive power. The following entities own shares included in the above ownership: BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2022, and is based on the Statement of Beneficial Ownership on Schedule 13G/A filed by BlackRock, Inc. on January 27, 2023, with the SEC.

4 FMR LLC, a parent holding company or control person in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(G), is the beneficial owner of 4,130,495 shares of our common stock, including 4,042,035 shares with respect to which it has sole voting power and as to all 4,130,495 shares of which it has sole dispositive power. Abigail P. Johnson, a Director, the Chairman and the Chief Executive Officer of FMR LLC, has the sole power to dispose of these 4,130,495 shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The above ownership reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). The following entities own shares included in the above ownership: FIAM LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940; Fidelity Institutional Asset Management Trust Company, a bank as defined in Section 3(a)(6) of the Exchange Act; Fidelity Management & Research Company LLC, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940; Fidelity Management Trust Company, a bank as defined in Section 3(a)(6) of the Exchange Act; and Strategic Advisers, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The above ownership does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with SEC Release No. 34-39538 (January 12, 1998). Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2022, and is based on the Statement of Beneficial Ownership on Schedule 13G/A filed by FMR LLC on February 9, 2023, with the SEC.

Directors, Nominees for Director, and Executive Officers

The following table presents certain information with respect to the number of shares of our common stock beneficially owned as of the record date by the following individuals:

- Each of our directors
- Each of the nominees for director
- Our Named Executive Officers
- Our directors, the nominees for director, and our executive officers, as a group

Each of the individuals named below has sole voting and investment power with respect to the shares listed as owned by him or her except as otherwise indicated below.

	Amount Beneficially Owned[1]	Percent of Class
Ajay Bhalla	0[2]	-
Michael M. Calbert	72,168[3]	*
Brent Callinicos	15,368	*
George Cheeks	4,582	*
Zachary J. Coughlin	13,803	*
Patricia Donnelly	4,862	*
Mark D. Fischer	25,341	*
Joseph B. Fuller	31,278	*
Julie A. Fuller	20,893	*
Martijn Hagman	36,504	*
James W. Holmes	10,493	*
Stefan Larsson	180,807	*
V. James Marino	32,278	*
G. Penny McIntyre	15,204	*
Amy McPherson	11,511	*
Allison Peterson	4,582	*
Edward R. Rosenfeld	16,368	*
Amanda Sourry	11,511	*
All Directors, Nominees for Director and Executive Officers as a Group (17 People)	492,192	*

* Less than 1% of class.

1 The figures in the table are based upon information furnished to us by our directors, nominees for director, and executive officers and upon our records. The figures include the shares held for the benefit of our executive officers in a trust for the PVH Stock Fund. The PVH Stock Fund is one of the investment options under our 401(k) plan. Participants in our 401(k) plan who make investments in the PVH Stock Fund may direct the vote of shares of common stock held for their benefit in the trust for the PVH Stock Fund.

2 Mr. Bhalla has been on the Board for less than one year.

3 Includes an aggregate of 65,700 shares held by trusts for the benefit of Mr. Calbert and his wife (42,000 shares) and trusts for each of his three children (7,900 shares each).

As of the record date, the following people have the right to cast votes equal to the following number of shares held in the trust for the PVH Stock Fund (which have been rounded to the nearest full share): Mark D. Fischer, 707 shares; James W. Holmes, 439 shares; and all of our directors, nominees for director and executive officers as a group, 707 shares.

The Trustee of the trust for the PVH Stock Fund has the right to vote shares in the trust that are unvoted as of two days prior to the meeting in the same proportion as the vote by all other participants in our 401(k) plan who have cast votes with respect to their investment in the Fund. The committee that administers our 401(k) plan makes all decisions regarding the disposition of common stock held in the trust for the Fund, other than the limited right of a participant to receive a distribution of shares held for his or her benefit. As such, the committee may be deemed to be a beneficial owner of the common stock held in the trust. Mr. Coughlin and Ms. Fuller are two of the three members of that committee. The figures in the table do not include shares in the trust for the Fund to the extent that, as members of the committee, they may be deemed to have beneficial ownership of such shares. There were 310,025 shares of common stock (0.5% of the outstanding shares) held in the trust as of the record date.

The table also includes the following shares that each of the individuals and the group listed on the table have the right to acquire within 60 days of the record date upon the exercise of stock options granted to them: Zachary J. Coughlin, 5,475 shares; Mark Fischer, 8,600 shares; Julie A. Fuller, 8,850 shares; Martijn Hagman, 24,700 shares; James W. Holmes, 7,600 shares; Stefan Larsson, 133,825 shares; and all of our directors, nominees for director and executive officers as a group, 181,450 shares.

The table also includes the following shares of common stock that are subject to restricted stock unit awards made to the individuals and as a group, the restrictions on which will lapse within 60 days of the record date: Michael M. Calbert, 6,462 shares; Brent Callinicos, 3,061 shares; George Cheeks, 3,061 shares; Zachary J. Coughlin, 5,282 shares; Joseph B. Fuller, 31,278 shares; Martijn Hagman, 99 shares; Stefan Larsson, 4,275 shares; V. James Marino, 3,061 shares; Amy McPherson, 3,061 shares; Allison Peterson, 3,061 shares; Amanda Sourry, 3,061 shares; and all of our directors, nominees for director and executive officers as a group, 65,762 shares.

The table also includes the following shares of common stock that are subject to time-vested restricted stock unit awards made to directors with respect to which the named directors have deferred vesting and receipt, principally until the date on which the director separates from service as a director (but in some cases to a date not within 60 days of the record date): G. Penny McIntyre, 14,204 shares; Edward R. Rosenfeld, 15,368 shares; and all of our directors, nominees for director and executive officers as a group, 29,572 shares.

The table does not include the following shares of common stock that were eligible to be received within 60 days after the record date as payouts of performance share unit awards for three-year performance cycles ended during this period if the performance criteria were satisfied (and in the case of Mr. Larsson, shares received on May 2, 2023 as a result of performance criteria being satisfied) (*see* pages 71-72): Martijn Hagman, 2,946 shares; Stefan Larsson, 26,812 shares; and all of our directors, nominees for director and executive officers as a group, 29,758 shares.

General Information About the Annual Meeting

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of PVH Corp. to be used at the Annual Meeting of Stockholders on Thursday, June 22, 2023, and at any adjournment or postponement thereof.

Our principal executive offices are located at 285 Madison Avenue, New York, New York 10017.

"Green" Initiative

Pursuant to SEC rules, we are furnishing this Proxy Statement and our Annual Report on Form 10-K for our fiscal year ended January 29, 2023, excluding the exhibits (which we refer to as the "proxy materials"), to our stockholders via the Internet instead of mailing printed copies. This process gives our stockholders quicker access to the proxy materials, reduces the costs of printing and mailing the proxy materials, and lessens the environmental impact of our Annual Meeting. Accordingly, on or around May 10, 2023, we began sending to our stockholders a Notice Regarding the Availability of Proxy Materials ("Notice"). If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials online, how to request a printed set of proxy materials, and how to vote your shares.

If you received a printed copy of the Notice but would like to enroll in our electronic delivery service, you may do so at any time by going to www.proxyconsent.com/pvh and following the enrollment instructions. If you hold your shares in a bank or brokerage account, please check the information in the proxy materials provided to you by your bank or broker to determine if you can receive these documents electronically in the future.

If you receive more than one copy of the Notice at the same address (perhaps because you share that address with another stockholder), you can opt to save us the cost of mailing duplicates by participating in what is known as "householding." To opt into householding, or if you no longer wish to participate in householding and would prefer to receive a separate Notice or set of proxy materials, please send your written request, with account information, to the Secretary of PVH at the address shown above.

Who Can Vote

Common stockholders of record at the close of business on April 24, 2023, the record date for the meeting, will be entitled to one vote for each share of our common stock then held. As of the record date, there were 62,788,101 shares of common stock outstanding.

Who Can Attend

Attendance at the meeting will be limited to holders of record as of the record date of our common stock or their proxies, beneficial owners, and invited guests of PVH.

How to Attend

Our Annual Meeting will be "virtual" — conducted exclusively online via live webcast. You will be able during the virtual meeting to vote your shares electronically, submit questions, and view the list of stockholders entitled to vote at the meeting if you register in advance by following the directions below.

The Annual Meeting live webcast will begin promptly at 8:45 a.m., EDT, on June 22, 2023. Online check-in will begin promptly at 8:30 a.m., EDT, and you should allow ample time for the online check-in procedures. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting.

Stockholders of Record: Holders of record can participate in the virtual meeting by registering at www.proxydocs.com/pvh. After registering, you will receive a confirmation email and an email approximately one hour prior to the start of the meeting to the email address you provided during registration with a unique link to the virtual meeting.

Beneficial Owners: If you hold shares in a bank or brokerage account, you must obtain a legal proxy and a control number from your brokerage firm to attend the meeting. To access the site with a control number, visit www.proxydocs.com/brokers/pvh.

After you register using the control number, you will receive a confirmation email and an email approximately one hour prior to the start of the meeting to the email address you provided during registration with a unique link to the virtual meeting.

Technical Assistance

If you want to confirm in advance that you are able to access the meeting, or if you experience technical difficulties during the check-in process or during the meeting, you can get technical support beginning at 9:00 a.m. CDT on May 11, 2023, through the conclusion of the meeting by contacting EQ Shareowner Services at 1-800-469-9716.

How to Vote

By Internet and telephone: If you are a record owner, you may vote your proxy on the Internet at www.proxydocs.com/pvh. To vote by telephone in the U.S. or Canada, dial toll-free 1-866-883-3382.

By written proxy: If you are a record owner, you can mark, sign and date your proxy card and return it in the postage-paid envelope provided. If you received a Notice or the proxy materials electronically, you may request a proxy card by following the instructions on the Notice.

At the virtual meeting: If you are a record owner, you may vote electronically during the meeting by following the instructions at www.proxydocs.com/pvh.

If you hold your shares in a bank or brokerage account, you will receive instructions on how you may vote from your bank or broker.

How We Will Treat Incomplete Proxies

The shares represented by any proxy solicited by the Board of Directors will be voted in accordance with the stockholder's directions unless the proxy is revoked. If we receive a valid submitted proxy card or an electronic ballot that doesn't include voting instructions for one or all of the proposals, we will vote the shares represented FOR each of the director nominees in Proposal 1, FOR Proposals 2, 4, 5 and 6, and ONE YEAR for Proposal 3.

How to Change Your Vote or Revoke Your Proxy

If you are a stockholder of record, you may revoke your proxy or change your vote before the meeting by sending a written revocation to the Secretary of PVH, or by granting a new proxy bearing a later date (which automatically revokes the earlier proxy). You may change your vote by voting online during the meeting (until the polls close) but you may not revoke a previously submitted proxy once the meeting begins. If you intend to revoke your proxy by providing written notice to the Secretary, please send a copy of your notice via email to CorporateSecretary@pvh.com. If you are a beneficial owner and you wish to change your vote or revoke your proxy, please contact your bank, brokerage firm or other custodian, nominee, or fiduciary. Shares represented by proxies will be voted at the meeting unless revoked.

Stockholder List

Any stockholder as of the record date who has a purpose germane to the meeting may view a complete list of stockholders entitled to vote at the meeting during the ten-day period before the meeting. To request access to the stockholder list, send an email to CorporateSecretary@pvh.com, stating the purpose of the request and providing proof of ownership of our common stock.

How to Submit Questions

Prior to the meeting, stockholders as of the record date may submit written questions via www.proxydocs.com/pvh. During the meeting, stockholders may submit questions in real-time by accessing the virtual meeting site at www.proxydocs.com/pvh. We will try to answer as many questions as time permits. However, we reserve the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters, are otherwise inappropriate, or fail to comply with the meeting rules of conduct. If we receive substantially similar questions, we will group them together and provide a single response to avoid repetition.

Abstentions and Broker Non-Votes

A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Banks, brokers and other nominees have discretionary voting power only with respect to the ratification of the appointment of our auditor.

Abstentions and broker non-votes will be included in the determination of the number of shares present at the meeting for quorum purposes.

Required Vote for Each Proposal

The table below shows the voting requirement for each proposal to be presented at the Annual Meeting.

Proposal	Board recommendation	Vote required to pass	Effect of abstentions	Effect of broker non-votes
Election of directors	FOR each nominee	Majority of votes cast	No effect	No effect
Advisory vote on executive compensation	FOR	Majority of shares present and entitled to vote on this matter	Same effect as a vote AGAINST	No effect
Advisory vote regarding the frequency of future advisory votes on executive compensation	ONE YEAR	Plurality of votes cast	No effect	No effect
Approval of an amendment to our Certificate of Incorporation	FOR	Majority of shares eligible to vote	Same effect as a vote AGAINST	Same effect as a vote AGAINST
Approval of amendments to PVH Corp.'s Stock Incentive Plan	FOR	Majority of shares present and entitled to vote on this matter	Same effect as a vote AGAINST	No effect
Ratification of Ernst & Young LLP as our independent auditor for fiscal year 2022	FOR	Majority of shares present and entitled to vote on this matter	Same effect as a vote AGAINST	No effect/not applicable

Other Matters Presented at the Annual Meeting

In accordance with the requirements of advance notice described in our By-Laws, no stockholder nominations or stockholder proposals other than those included in this Proxy Statement will be presented at the Annual Meeting. The Board of Directors does not intend to present any matter of business at the meeting other than those described in this Proxy Statement. However, if other matters properly come before the meeting, the individuals named in the enclosed form of proxy will vote any proxies in accordance with their judgment.

Stockholder Proposals for the 2024 Annual Meeting

If you wish to present a proposal at our 2024 Annual Meeting of Stockholders and want that proposal included in our Proxy Statement, we must receive the requisite information on or before January 11, 2024.

Director Nominations for Inclusion in 2024 Proxy Statement

If you wish to nominate a person for election as a director at our 2024 Annual Meeting of Stockholders and want the nominee included in our Proxy Statement pursuant to the proxy access provisions of our By-Laws, we must receive notice between December 12, 2023, and January 11, 2024. The notice must contain the information required by our By-Laws.

Other Stockholder Proposals

If you intend to present a proposal or nominate a person for election as a director at our 2024 Annual Meeting of Stockholders other than as described above, you must comply with the requirements set forth in our By-Laws. Our By-Laws require, among other things, that we receive written notice of the intent to present a proposal or nomination between the close of business on February 23, 2024, and the close of business on March 24, 2024. The notice must contain the information required by our By-Laws.

In addition to satisfying the foregoing requirements under our By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

Costs of This Proxy Solicitation

We will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this Proxy Statement and other material that may be sent to stockholders in connection herewith.

Solicitation may be made by mail, telephone, or in-person. We may reimburse persons holding shares in their names or in the names of nominees for their expense in sending proxies and proxy materials to their principals. In addition, D.F. King & Co., Inc. will aid in the solicitation of proxies for a fee of $9,500 plus expenses.

Interests of Certain Persons in Matters to Be Acted Upon

No director or executive officer of PVH who has served at any time since the beginning of the 2022 fiscal year, and no nominee for election as a director, or any of their respective associates, has any substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting other than the interests held by such persons through their respective beneficial ownership of the shares of our capital stock set forth above in the section entitled "Security Ownership of Certain Beneficial Owners and Management" and as disclosed in "Proposal 4 — Approval of an Amendment to Our Certificate of Incorporation to Update the Exculpation Provision."

Mark D. Fischer
Secretary
New York, New York
May 10, 2023

Exhibit A

GAAP To Non-GAAP Reconciliations

(Dollars and shares in millions, except per share data)

2022	GAAP	Adjustments[1]	Non-GAAP	Foreign Exchange Impact	Constant Currency
Revenue – Consolidated	$9,024			$629	$9,653
Tommy Hilfiger North America	1,293				
Tommy Hilfiger International	3,365			378	3,743
Tommy Hilfiger	4,657			387	5,044
Calvin Klein North America	1,430				
Calvin Klein International	2,353			226	2,579
Calvin Klein	3,783			232	4,015
Heritage Brands	583				
Earnings Before Interest and Taxes	$471	$(386)	$857	$94	$951
Net Income per Common Share Calculation					
Net Income Attributable to PVH Corp.	$200	$(393)	$594		
Total Shares for Diluted Net Income per Common Share	66		66		
Diluted Net Income per Common Share Attributable to PVH Corp.	$3.03		$8.97		

2021	GAAP	Adjustments[2]	Non-GAAP
Revenue – Consolidated	$9,155		
Tommy Hilfiger North America	1,185		
Tommy Hilfiger International	3,519		
Tommy Hilfiger	4,704		
Calvin Klein North America	1,322		
Calvin Klein International	2,339		
Calvin Klein	3,660		
Heritage Brands	791		
Earnings Before Interest and Taxes	$1,077	$94	$983
Net Income per Common Share Calculation			
Net Income Attributable to PVH Corp.	$952	$223	$729
Total Shares for Diluted Net Income per Common Share	72		72
Diluted Net Income per Common Share Attributable to PVH Corp.	$13.25		$10.15

1 Adjustments for 2022 represent the elimination of (i) the net costs incurred in connection with our decision to exit from our Russia business, including the closure of our retail stores in Russia and the cessation of our wholesale operations in Russia and Belarus, consisting of noncash asset impairments, contract termination and other costs, and severance, partially offset by a gain on contract terminations; (ii) the gain recorded in connection with the sale of our equity investment in Karl Lagerfeld Holding B.V. (the "Karl Lagerfeld transaction"); (iii) the noncash goodwill impairment charge, which was non-operational and driven by a significant increase in discount rates; (iv) the costs related to initial actions taken under the plans announced in August 2022 to reduce people costs in our global offices by approximately 10% by the end of 2023, (the "2022 cost savings initiative"), consisting of severance; (v) the recognized actuarial gain on retirement plans; and (vi) the tax effects associated with the foregoing pre-tax items.

2 Adjustments for 2021 represent the elimination of (i) the costs related to actions to reduce our workforce, primarily in international markets, and our real estate footprint consisting of noncash asset impairments, severance, and contract termination and other costs; (ii) the costs related to exiting the Heritage Brands Retail business consisting of severance and other termination benefits, accelerated amortization of lease assets and contract termination and other costs; (iii) the gain recorded in connection with the sale of certain

intellectual property and other assets of our Heritage Brands business that closed on the first day of the third quarter of 2021 (the "Heritage Brands transaction"), which includes a gain on the sale, less costs to sell, and a net gain on our retirement plans associated with the transaction; (iv) the costs incurred in connection with the Heritage Brands transaction, consisting of severance; (v) the recognized actuarial gain on retirement plans; (vi) the tax effects associated with the foregoing items; and (vii) the one-time discrete tax benefits principally resulting from a tax accounting method change made in conjunction with our 2020 U.S. federal income tax return.

Reconciliations of GAAP earnings before interest and taxes to earnings before interest and taxes on a non-GAAP basis

(Dollars in millions)

	2022	2021
Earnings before interest and taxes	$471	$1,077
Items excluded:		
SG&A expenses associated with actions to reduce our workforce, primarily in international markets, and our real estate footprint		48
SG&A expenses associated with exiting the Heritage Brands Retail business		21
SG&A expenses associated with the Heritage Brands transaction		5
SG&A expenses associated with the decision to exit from our Russia business	43	
SG&A expenses associated with the 2022 cost savings initiative	20	
Goodwill impairment	417	
Actuarial gain on retirement plans (recorded in non-service related pension and postretirement income)	(78)	(49)
Gain in connection with the Heritage Brands transaction (recorded in other gain)		(119)
Gain in connection with the Karl Lagerfeld transaction (recorded in equity in net income of unconsolidated affiliates)	(16)	
Earnings before interest and taxes on a non-GAAP basis	$857	$983

Reconciliation of non-GAAP earnings before interest and taxes to earnings before interest and taxes for 2022 bonus performance cycle

(Dollars in millions)

	2022
Earnings before interest and taxes on a non-GAAP basis	$857
2022 Adjustments:	
Debt fee expense from refinance of senior credit facilities	3
Foreign exchange adjustment	49
Performance cycle bonus earnings before interest and taxes	$909

Exhibit B

NEO Employment Agreements

Name	Description	SEC Filing
Stefan Larsson	• Employment Agreement • Salary Reduction Consent and Waiver • First Amendment to Employment Agreement	• Current Report on Form 8-K filed on May 22, 2019, Exhibit 10.1 • Quarterly Report on Form 10-Q for the period ended May 3, 2020, Exhibit 10.3 • Current Report on Form 8-K filed on February 1, 2021, Exhibit 10.1
Zachary J. Coughlin	• Employment Agreement	• Current Report on Form 8-K filed on February 9, 2022, Exhibit 10.1
James W. Holmes	• Employment Agreement • Salary Reduction Consent and Waiver	• Annual Report on Form 10-K for the fiscal year ended January 30, 2022, Exhibit 10.27 • Annual Report on Form 10-K for the fiscal year ended January 30, 2022, Exhibit 10.28
Mark D. Fischer	• Employment Agreement	• Annual Report on Form 10-K for the fiscal year ended January 29, 2023, Exhibit 10.24
Julie A. Fuller	• Employment Agreement	• Annual Report on Form 10-K for the fiscal year ended January 30, 2022, Exhibit 10.29
Martijn Hagman	• Employment Agreement	• Annual Report on Form 10-K for the fiscal year ended January 31, 2021, Exhibit 10.25
Patricia Donnelly	• Employment Agreement	• Annual Report on Form 10-K for the fiscal year ended January 30, 2022, Exhibit 10.30

Exhibit C

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of PVH Corp.

Under Section 242 of the
General Corporation Law

PVH Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

1. The original name of the Corporation was Phillips-Van Heusen Corporation.
2. The Corporation's original Certificate of Incorporation was filed with the Secretary of State on April 8, 1976. The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State on June 20, 2019.
3. This Certificate of Amendment amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation by deleting Article SEVENTH of the Amended and Restated Certificate of Incorporation of the Corporation in its entirety and substituting in lieu thereof, the following:

   "SEVENTH: No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director or officer; provided, however, that nothing in this Article SEVENTH shall eliminate or limit the liability (i) of any director or officer for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) of any director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of any director under Section 174 of the General Corporation Law of the State of Delaware, (iv) of any director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) of any officer in any action by or in the right of the Corporation. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal."

5. The foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation has been duly authorized and adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the undersigned, a duly authorized officer of the Corporation, on this 22nd day of June, 2023.

____

Mark D. Fischer, Executive Vice President

Exhibit D

Stock Incentive Plan (as Proposed to be Amended)

(As Amended and Restated Effective June 22, 2023)

1. **Establishment, Objectives and Duration.**

   (a) Establishment of the Plan. PVH Corp. established this incentive compensation plan to permit the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units and Other Stock-Based Awards to the persons and for the purposes described herein. The Plan first became effective on April 27, 2006 (the "Effective Date"), was amended and restated effective April 30, 2009, June 25, 2009, June 23, 2011, April 26, 2012, May 7, 2014, April 30, 2015 and April 20, 2020 and had its material terms approved at the 2006, 2011 and 2015 Annual Meeting of Stockholders. Definitions of capitalized terms used in the Plan are contained in the attached glossary, which is an integral part of the Plan.

   (b) Purposes of the Plan. The purposes of the Plan are to induce certain individuals to remain in the employ, or to continue to serve as directors of, or consultants or advisors to, the Company and its present and future Subsidiaries, to attract new individuals to enter into such employment or service and to encourage such individuals to secure or increase on reasonable terms their stock ownership in the Company. The Board believes that the granting of Awards under the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are or may become primarily responsible for shaping and carrying out the long range plans of the Company and securing its continued growth and financial success.

   (c) Duration of the Plan. No Award may be granted under the Plan after April 29, 2030, or such earlier date as the Board shall determine. The Plan will remain in effect with respect to outstanding Awards until no Awards remain outstanding.

2. **Administration of the Plan.**

   (a) The Committee. Except as otherwise provided in Section 2(d), the Plan shall be administered by the "Committee." The Committee shall consist of two or more members of the Board. It is intended that all of the members of the Committee shall be "non-employee directors" within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act. The Committee shall be appointed annually by the Board, which may at any time and from time to time remove any members of the Committee, with or without cause, appoint additional members to the Committee and fill vacancies, however caused, in the Committee. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held, except that the Committee may delegate to any one of its members the authority of the Committee with respect to the grant of Awards to any person who shall not be an officer and/or director of the Company. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee (or by the member(s) of the Committee to whom authority has been delegated) shall be fully as effective as if it had been made at a meeting duly called and held.

   (b) Authority of the Committee. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Committee hereunder), and except as otherwise provided by the Board, the Committee shall have full and final authority in its discretion to take all actions determined by the Committee to be necessary in the administration of the Plan, including, without limitation, discretion to:

      (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder;

      (ii) determine whether and to what extent Awards are granted hereunder;

      (iii) determine the size and types of Awards granted hereunder;

      (iv) approve forms of Award Agreement for use under the Plan, which may include provisions stating that employment for a specified period will not be required for vesting of an Award upon the occurrence of a Defined Event as set forth in an Award Agreement (or otherwise provided for in a Participant's employment agreement with the Company or any of its Subsidiaries);

      (v) determine the terms and conditions of any Award granted hereunder;

      (vi) establish performance goals for any Performance Period and determine whether such goals were satisfied;

      (vii) amend the terms of any outstanding Award granted under the Plan; provided that, except as otherwise provided in Section 16, no such amendment shall reduce the Exercise Price of outstanding Options or the grant price of outstanding SARs without the approval of the stockholders of the Company;

(viii) construe and interpret the terms of the Plan and any Award Agreement entered into under the Plan, and to decide all questions of fact arising in its application; and

(ix) take such other action, not inconsistent with the terms of the Plan, as the Committee deems appropriate.

(c) Effect of Committee's Decision. All decisions, determinations and interpretations of the Committee shall be final, binding and conclusive on all persons, including the Company, its Subsidiaries, its stockholders, Employees, Directors, Consultants and their estates and beneficiaries.

(d) Delegation. As permitted by Applicable Laws, the Committee may delegate its authority as identified herein, including the power and authority to make Awards to Participants who are not "insiders" subject to Section 16(b) of the Exchange Act, pursuant to such conditions and limitations as the Committee may establish.

3. Shares Subject to the Plan; Effect of Grants; Individual Limits.

(a) Number of Shares Available for Grants. Subject to adjustment as provided in Section 18 hereof, the maximum number of Shares which may be issued pursuant to Awards under the Plan shall be 23,425,589. The 23,425,589 shares referred to in the immediately preceding sentence include the 3,000,000 Shares initially included in the Plan as of the Effective Date, 4,400,000 shares added to the Plan as of June 25, 2009, 1,093,649 shares added to the Plan pursuant to paragraph (i) of this Section 3(a) between the Effective Date and August 31, 2012, and 4,500,000 Shares added to the Plan as of April 26, 2012, 1,442,940 shares added to the plan as of February 15, 2013 in connection with the Company's acquisition of The Warnaco Group, Inc. ("Warnaco") (of such 1,442,940 shares, 580,023 shares represent outstanding awards under Warnaco's equity plans assumed by the Company and 862,917 shares represent awards to be issued in the future), 3,000,000 shares added to the Plan as of April 30, 2015; 3,000,000 shares added to the Plan as of April 30, 2020 and 2,989,000 shares added to the Plan as of June 22, 2023. Any of the Shares reserved and available for issuance under the Plan may be used for any type of Award under the Plan, and any or all of the Shares reserved for issuance under the Plan shall be available for issuance pursuant to Incentive Stock Options.

(i) Shares that are potentially deliverable under an Award granted under the Plan that expires or is canceled, forfeited, settled in cash or otherwise settled without the delivery of Shares shall not be treated as having been issued under the Plan.

(ii) Shares that are issued pursuant to awards that are assumed, converted or substituted in connection with a merger, acquisition, reorganization or similar transaction shall not be treated as having been issued under the Plan; *provided, however*, that the Shares referred to in this paragraph (ii) shall not be considered for purposes of determining the number of Shares available for grant as Incentive Stock Options.

Notwithstanding any other provisions herein: (i) shares tendered in payment of the exercise price of an Award shall not be added to the maximum share limitations described above, (ii) shares withheld by the Company to satisfy the tax withholding obligation shall not be added to the maximum share limitations described above, and (iii) all shares covered by a Stock Appreciation Right, to the extent that it is exercised and whether or not shares of Common Stock are actually issued upon exercise of the right, shall be considered issued or transferred pursuant to the Plan.

The Shares to be issued pursuant to Awards may be authorized but unissued Shares or treasury Shares.

(b) Individual Limits. Subject to adjustment as provided in Section 16 hereof, the maximum aggregate number of Shares with respect to which Awards may be granted in any calendar year to any one Participant who is not a Director shall be 1,000,000 Shares.

(c) Individual Director Limit. Notwithstanding any other provisions herein, the maximum aggregate number of Shares with respect to which Awards may be granted during any 12-month period to any one Director in respect of the Director's service as a member of the Board or a committee of the Board shall be limited to a number that, combined with any cash fees or other compensation paid to such Director during such 12-month period in respect of the Director's service on the Board or a committee of the Board, shall not exceed $750,000 in total value, with the value of any such Director Awards based on the grant date fair value of such Awards for financial reporting purposes. The Board may make exceptions to this limit for the independent Director who is serving as Chair or presiding director, as applicable, as the Board may determine in its discretion, provided that the Director receiving such additional compensation may not participate in the decision to award such compensation.

(d) Share Counting. Each Share underlying a Stock Option or Stock Appreciation Right shall be counted as one share for purposes of the limits set forth in Sections 3(a) and 3(b). Each Share underlying a combination of Stock Appreciation Right and Stock Option, where the exercise of the Stock Appreciation Right or Stock Option results in the cancellation of the other, shall be counted as one share for purposes of the limits set forth in Sections 3(a) and 3(b). Each Share underlying an Award of Restricted Stock, Restricted Stock Unit, Performance Share, Performance Share Units or Other Stock-Based Award granted prior to June 22, 2023 shall be counted as two shares for purposes of the limits set forth in Sections 3(a) and 3(b). Each Share underlying an Award of Restricted Stock, Restricted Stock Unit, Performance Share, Performance Share Units or Other Stock-Based Award granted on or after June 22, 2023 shall be counted as 1.6 shares for purposes of the limits set forth in Sections 3(a) and 3(b).

4. Eligibility and Participation.

(a) Eligibility. Persons eligible to participate in the Plan include all Employees, Directors and Consultants.

(b) Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, Directors and Consultants, those to whom Awards shall be granted and shall determine the nature and amount of each Award. The Committee may establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Participants favorable treatment under such laws; *provided, however*, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan.

5. Types of Awards.

(a) Type of Awards. Awards under the Plan may be in the form of Options (both Nonqualified Stock Options and/or Incentive Stock Options), SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units and Other Stock-Based Awards.

(b) Designation of Award. Each Award shall be designated in the Award Agreement.

6. Options.

(a) Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b) Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine including, but not limited to, the Option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, and payment contingencies. The Award Agreement also shall specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option. Options that are intended to be Incentive Stock Options shall be subject to the limitations set forth in Section 422 of the Code. Options granted pursuant to the Plan shall not provide Participants with the right to receive Dividends or Dividend Equivalents.

(c) Exercise Price. Except for Options adjusted pursuant to Section 18 herein, and replacement Options granted in connection with a merger, acquisition, reorganization or similar transaction, the Exercise Price for each grant of an Option shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted. However, in the case of an Incentive Stock Option granted to a Participant who, at the time the Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the Exercise Price for each grant of an Option shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted.

(d) Term of Options. The term of an Option granted under the Plan shall be determined by the Committee, in its sole discretion; *provided, however*, that such term shall not exceed 10 years. However, in the case of an Incentive Stock Option granted to a Participant who, at the time the Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

(e) Exercise of Options. Options granted under this Section 6 shall be exercisable at such times and be subject to such restrictions and conditions as set forth in the Award Agreement and as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant. Except upon a termination of employment or, pursuant to Section 17, in the event of a Participant's Qualifying Termination during the two year period following the occurrence of a Change in Control or Subsidiary Disposition, an Option granted under the Plan shall have a minimum period of vesting of three years, which period may, at the discretion of the Committee, lapse on a pro-rated, graded, or cliff basis. However, in no event will the vesting of an Option occur within one year of the date of grant, except that the Committee will be entitled to make grants of any kind of Award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the maximum number of Shares authorized for issuance under the Plan.

(f) Payments. Options granted under this Section 6 shall be exercised by the delivery of a written notice to the Company setting forth the number of Shares with respect to which the Option is to be exercised and payment of the Exercise Price. The Exercise Price of an Option shall be payable to the Company: (i) in cash or its equivalent, (ii) by tendering (either actually or constructively by attestation) Shares having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price, (iii) in any other manner then permitted by the Committee, or (iv) by a combination of any of the permitted methods of payment. The Committee may limit any method of payment, other than that specified under (i), for administrative convenience, to comply with Applicable Laws or otherwise.

(g) Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Section 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

(h) Termination of Employment or Service. Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options, and may reflect distinctions based on the reasons for termination of employment or service.

7. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and provisions of the Plan, SARs may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b) Award Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine. SARs granted pursuant to the Plan shall not provide Participants with the right to receive Dividends or Dividend Equivalents.

(c) Grant Price. The grant price of a freestanding SAR shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the SAR; *provided, however*, that these limitations shall not apply to Awards that are adjusted pursuant to Section 18 herein.

(d) Term of SARs. The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion; *provided, however*, that such term shall not exceed 10 years.

(e) Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them and sets forth in the Award Agreement. Except upon a termination of employment or, pursuant to Section 17, in the event of a Participant's Qualifying Termination during the two year period following the occurrence of a Change in Control or Subsidiary Disposition, a SAR granted under the Plan shall have a minimum period of vesting of three years, which period may, at the discretion of the Committee, lapse on a pro-rated, graded, or cliff basis. However, in no event will the vesting of a SAR occur within one year of the date of grant, except that the Committee will be entitled to make grants of any kind of Award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the maximum number of Shares authorized for issuance under the Plan.

(f) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) the difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

(ii) the number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

(g) Termination of Employment or Service. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs, and may reflect distinctions based on the reasons for termination of employment or service.

8. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, Restricted Stock may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b) Award Agreement. Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

(c) Period of Restriction and Other Restrictions. Except upon a termination of employment or, pursuant to Section 17, in the event of a Participant's Qualifying Termination during the two year period following the occurrence of a Change in Control or Subsidiary Disposition, an Award of Restricted Stock shall have a minimum Period of Restriction of three years, which period may, at the discretion of the Committee, lapse on a pro-rated, graded, or cliff basis (as specified in an Award Agreement). However, in no event will the vesting of an Award of Restricted Stock occur within one year of the date of grant, except that the Committee will be entitled to make grants of any kind of Award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the maximum number of Shares authorized for issuance under the Plan. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, a requirement that the issuance of Shares of Restricted Stock be delayed, restrictions based upon the achievement of specific performance goals, additional time-based restrictions, and/or restrictions under Applicable Laws, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted

Stock. As soon as practicable following the grant of Restricted Stock, the Shares of Restricted Stock shall be registered in the Participant's name in certificate or book-entry form. If a certificate is issued, it shall bear an appropriate legend referring to the restrictions and it shall be held by the Company, or its agent, on behalf of the Participant until the Period of Restriction has lapsed or otherwise been satisfied. If the Shares are registered in book-entry form, the restrictions shall be placed on the book-entry registration.

(d) Removal of Restrictions. Subject to Applicable Laws, Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to receive a certificate evidencing the Shares.

(e) Voting Rights. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by Applicable Laws, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares during the Period of Restriction.

(f) Dividends. During the Period of Restriction, Participants holding Shares of Restricted Stock shall be credited with all Dividends paid with respect to all Shares while they are so held, subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid. Any such Dividends shall be paid if and when the underlying Shares of Restricted Stock vest.

(g) Termination of Employment or Service. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain unvested Restricted Stock following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards of Restricted Stock, and may reflect distinctions based on the reasons for termination of employment or service.

9. Restricted Stock Units.

(a) Grant of Restricted Stock Units. Subject to the terms and provisions of the Plan, Restricted Stock Units may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b) Award Agreement. Each grant of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the applicable Period of Restriction, the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

(c) Value of Restricted Stock Units. The initial value of a Restricted Stock Unit shall equal the Fair Market Value of a Share on the date of grant; *provided, however*, that this restriction shall not apply to Awards that are adjusted pursuant to Section 16.

(d) Period of Restriction. Except upon a termination of employment or, pursuant to Section 17, in the event of a Participant's Qualifying Termination during the two year period following the occurrence of a Change in Control or Subsidiary Disposition, an Award of Restricted Stock Units shall have a minimum Period of Restriction of three years, which period may, at the discretion of the Committee, lapse on a pro-rated, graded, or cliff basis. However, in no event will the vesting of an Award of Restricted Stock Units occur within one year of the date of grant, except that the Committee will be entitled to make grants of any kind of Award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the maximum number of Shares authorized for issuance under the Plan.

(e) Form and Timing of Payment. Except as otherwise provided in Section 17 or a Participant's Award Agreement, payment of Restricted Stock Units shall be made at a specified settlement date that shall not be earlier than the last day of the Period of Restriction. The Committee, in its sole discretion, may pay earned Restricted Stock Units by delivery of Shares or by payment in cash of an amount equal to the Fair Market Value of such Shares (or a combination thereof). The Committee may provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant.

(f) Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(g) Termination of Employment or Service. Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout respecting an Award of Restricted Stock Units following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Restricted Stock Units, and may reflect distinctions based on the reasons for termination of employment or service.

(h) Dividend Equivalents. At the discretion of the Committee, Restricted Stock Units granted pursuant to the Plan may provide Participants with the right to receive Dividend Equivalents, which shall be credited to an account for the Participants, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to the same restrictions on transferability and forfeitability as the underlying Restricted Stock Units. Any such Dividend Equivalents shall be settled if and when the underlying Restricted Stock Units are settled.

10. Performance Shares and Performance Share Units.

(a) Grant of Performance Shares and Performance Share Units. Subject to the terms and provisions of the Plan, Performance Shares or Performance Share Units may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b) Award Agreement. Each grant of Performance Shares or Performance Share Units shall be evidenced by an Award Agreement that shall specify the applicable Performance Period and Performance Measure(s), the number of Performance Shares or Performance Share Units granted, and such other provisions as the Committee shall determine.

(c) Value of Performance Shares and Performance Share Units. The initial value of a Performance Share or a Performance Share Unit shall equal the Fair Market Value of a Share on the date of grant; *provided, however,* that this restriction shall not apply to Awards that are adjusted pursuant to Section 16.

(d) Period of Restriction. Except upon a termination of employment or, pursuant to Section 17, in the event of a Participant's Qualifying Termination during the two year period following the occurrence of a Change in Control or Subsidiary Disposition, an Award of Performance Shares or Performance Share Units shall have a minimum Period of Restriction of three years, which period may, at the discretion of the Committee, lapse on a pro-rated, graded, or cliff basis. However, in no event will the vesting of an Award of Performance Shares or Performance Share Units occur within one year of the date of grant, except that the Committee will be entitled to make grants of any kind of Award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the maximum number of Shares authorized for issuance under the Plan.

(e) Form and Timing of Payment. Except as otherwise provided in Section 17 or a Participant's Award Agreement, payment of Performance Shares or Performance Share Units shall be made at a specified settlement date that shall not be earlier than the last day of the Performance Period. The Committee, in its sole discretion, may pay earned Performance Shares or Performance Share Units by delivery of Shares or by payment in cash of an amount equal to the Fair Market Value of such Shares (or a combination thereof). The Committee may provide that settlement of Performance Shares or Performance Share Units shall be deferred, on a mandatory basis or at the election of the Participant.

(f) Voting Rights. A Participant shall have no voting rights with respect to any Performance Shares or Performance Share Units granted hereunder.

(g) Termination of Employment or Service. Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout respecting an Award of Performance Shares or Performance Share Units following termination of the Participant's employment or, if the Participant is a Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Participants, and may reflect distinctions based on the reasons for termination of employment or service.

(h) Dividends and Dividend Equivalents. Performance Shares and Performance Share Units granted pursuant to the Plan shall not provide Participants with the right to receive Dividends or Dividend Equivalents.

11. Other Stock-Based Awards.

(a) Grant. The Committee shall have the right to grant other Awards that may include, without limitation, the grant of Shares based on attainment of performance goals established by the Committee, the payment of Shares as a bonus or in lieu of cash based on attainment of performance goals established by the Committee, and the payment of Shares in lieu of cash under other Company incentive or bonus programs.

(b) Period of Restriction. Except upon a termination of employment or, pursuant to Section 17, in the event of a Participant's Qualifying Termination during the two year period following the occurrence of a Change in Control or Subsidiary Disposition, Awards granted pursuant to this Section 11 shall have a minimum Period of Restriction of three years, which period may, at the discretion of the Committee, lapse on a pro-rated, graded, or cliff basis (as specified in an Award Agreement). However, in no event will the vesting of an Award granted pursuant to this Section 11 occur within one year of the date of grant, except that the Committee will be entitled to make grants of any kind of Award under the Plan without regard to the minimum vesting condition in an aggregate amount not to exceed 5% of the maximum number of Shares authorized for issuance under the Plan. Notwithstanding the above, the payment of Shares in lieu of cash under other Company incentive or bonus programs shall not be subject to the minimum Period of Restriction limitations described above.

(c) Payment of Other Stock-Based Awards. Subject to Section 11(b) hereof, payment under or settlement of any such Other Stock-Based Awards shall be made in such manner and at such times as the Committee may determine. The Committee may provide that settlement of Other Stock-Based Awards shall be deferred, on a mandatory basis or at the election of the Participant.

(d) Termination of Employment or Service. The Committee shall determine the extent to which the Participant shall have the right to receive Other Stock-Based Awards following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination of employment or service.

(e) Dividends and Dividend Equivalents. At the discretion of the Committee, Other Stock-Based Awards granted pursuant to the Plan may provide Participants with the right to receive Dividends or Dividend Equivalents, which shall be credited to an account for the Participants, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to the same restrictions on transferability and forfeitability as the underlying Other Stock-Based Awards. Any such Dividends or Dividend Equivalents shall be paid if and when the underlying Other Stock-Based Awards vest and are settled.

12. Performance Measures.

(a) The Committee may specify that the attainment of one or more of the Performance Measures set forth in this Section 12 shall determine the degree of granting, vesting and/or payout with respect to Performance Shares, Performance Share Units or other performance-based Awards. The performance goals to be used for such Awards shall be based on one or more of the following performance measures or such other performance measures as the Committee may determine (the "Performance Measures"): earnings, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings per share, economic value created, market share, net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets, return on capital (based on earnings or cash flow), return on equity, return on investment, revenue, cash flow, operating margin, share price, total stockholder return, total market value, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation or information technology, goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures, and goals relating to environmental, social and governance criteria. The targeted level or levels of performance with respect to such Performance Measures may be established at such levels and on such terms as the Committee may determine, in its discretion, on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries, business segments or functions, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

(b) Unless otherwise determined by the Committee, measurement of performance goals with respect to the Performance Measures above shall exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, as well as the cumulative effects of tax or accounting changes, each as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other filings with the SEC, as well as any other items determined in accordance with Section 18(b).

(c) Performance goals may differ for Awards granted to any one Participant or to different Participants.

13. Transferability of Awards. Incentive Stock Options may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant. Other Awards shall be transferable to members of the Participant's Immediate Family to the extent provided in the Award Agreement, except that no Award may be transferred for consideration.

14. Taxes. The Company shall have the power and right, prior to the delivery of Shares pursuant to an Award, to deduct or withhold, or require a Participant to remit to the Company (or a Subsidiary), an amount (in cash or Shares) sufficient to satisfy any applicable tax withholding requirements applicable to an Award. Whenever under the Plan payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any applicable tax withholding requirements. Subject to such restrictions as the Committee may prescribe, in the event that an Award of Restricted Stock shall become taxable to a Participant during any Company-imposed blackout period, a Participant may satisfy all or a portion of any tax withholding requirements by electing to have the Company withhold Shares having a Fair Market Value equal to the amount to be withheld up to the minimum statutory tax withholding rate (or such other rate that will not result in a negative accounting impact).

15. Conditions Upon Issuance of Shares.

(a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

16. **Adjustments Upon Changes in Capitalization**. In the event of any equity restructuring (within the meaning of *FASB Accounting Standards Codification* Topic 718 (f/k/a Financial Accounting Standards No. 123R)), such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause there to be an equitable adjustment in the number and kind of Shares that may be delivered under the Plan, the individual limits set forth in Section 3(b), and, with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, the Exercise Price, grant price or other price of Shares subject to outstanding Awards, any performance conditions relating to Shares, the market price of Shares, or per-Share results, and other terms and conditions of outstanding Awards, to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation, or liquidation, the Committee may, in its sole discretion, cause there to be such equitable adjustment as described in the foregoing sentence, to prevent dilution or enlargement of rights; *provided, however*, that, unless otherwise determined by the Committee, the number of Shares subject to any Award shall always be rounded down to a whole number. Adjustments made by the Committee pursuant to this Section 16 shall be final, binding, and conclusive.

17. **Change in Control and Subsidiary Disposition.**

(a) Change in Control in which Awards are Assumed or Continued. Upon the occurrence of a Change in Control in which outstanding Awards are assumed or continued, the following provisions shall apply to each Award assumed or continued unless otherwise provided in a Participant's Award Agreement or prohibited under Applicable Laws:

(i) All outstanding Options and SARs shall become immediately exercisable in the event of a Participant's Qualifying Termination during the two year period following the Change in Control.

(ii) Any Period of Restriction or other restriction imposed on Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards shall lapse in the event of a Participant's Qualifying Termination during the two year period following the Change in Control.

(iii) All incomplete Performance Periods in respect of each Award of Performance Shares, Performance Share Units and each other performance-based Award shall end on the date of the Change in Control and the performance goals applicable to such Award shall be deemed satisfied (A) based on the level of performance achieved as of the date of the Change in Control, if determinable, or (B) at the target level, if not determinable; *provided, however*, that, if less than 50% of the relevant Performance Period has elapsed as of the date of the Change in Control, then the performance goals applicable to such Award shall be deemed satisfied at the target level. Each such Performance Share, Performance Share Units and other performance-based Award shall thereafter become a time-based Award and shall vest and become payable to the Participant on the earlier to occur of (x) the Participant's Qualifying Termination during the two year period following the occurrence of the Change in Control and (y) the date such Award otherwise vests in accordance with the Participant's Award Agreement.

(b) Change in Control in which Awards are not Assumed or Continued. Upon the occurrence of a Change in Control in which outstanding Awards are not assumed or continued, the following provisions shall apply to each Award not assumed or continued:

(i) All outstanding Options and SARs shall be terminated and each Participant shall receive, with respect to each Share subject to the Options or SARs held by the Participant, an amount in cash equal to the excess of the Fair Market Value of a Share immediately prior to the occurrence of the Change in Control over the Option Exercise Price or the SAR grant price; *provided, however*, that Options and SARs outstanding as of the date of the Change in Control shall be cancelled and terminated without payment therefore if the Fair Market Value of a Share as of the date of the Change in Control is less than the Option Exercise Price or the SAR grant price.

(ii) All outstanding Shares of Restricted Stock, Restricted Stock Units and Other Stock-Based Awards shall be terminated and each Participant shall receive, with respect to each Share subject to an Award held by the Participant, an amount in cash equal to the Fair Market Value of a Share immediately prior to the occurrence of the Change in Control.

(iii) All outstanding Performance Shares, Performance Share Units and other performance-based Awards shall be terminated and each Participant shall receive, with respect to each Share subject to an Award held by the participant an amount in cash equal to the Fair Market Value of a Share immediately prior to the occurrence of the Change in Control. Each such Performance Share, Performance Share Unit and other performance-based Award shall vest on a pro rata monthly basis, including full credit for partial months elapsed, and shall be paid (A) based on the level of performance achieved as of the date of the Change in Control, if determinable, or (B) at the target level, if not determinable; *provided, however*, that, if less than 50% of the relevant Performance Period has elapsed as of the date of the Change in Control, then the performance goals applicable to such Award shall be deemed satisfied at the target level.

(c) Subsidiary Disposition. The Committee shall have the authority, exercisable either in advance of any actual or anticipated Subsidiary Disposition or at the time of an actual Subsidiary Disposition and either at the time of the grant of an Award or at any time while an Award remains outstanding, to provide for the automatic full vesting and exercisability of one or more outstanding unvested Awards under the Plan and the termination of restrictions on transfer and repurchase or forfeiture rights on such Awards, in connection with a Subsidiary Disposition, but only with respect to those Participants who are at the time engaged primarily in Continuous Service with the Subsidiary involved in such Subsidiary Disposition. The Committee also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the affected Participant's Continuous Service with that Subsidiary within a specified period following the effective date of the Subsidiary Disposition. The Committee may provide that any Awards so vested or released from such limitations in connection with a Subsidiary Disposition, shall remain fully exercisable until the expiration or sooner termination of the Award.

18. Amendment, Suspension or Termination of the Plan.

(a) Amendment, Modification and Termination. The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; *provided, however*, that no amendment that requires stockholder approval in order for the Plan to continue to comply with the New York Stock Exchange listing standards or any rule promulgated by the SEC or any securities exchange on which Shares are listed or any other Applicable Laws shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon within the time period required under such applicable listing standard or rule.

(b) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 16) affecting the Company or the financial statements of the Company or of changes in Applicable Laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(c) Awards Previously Granted. No termination, amendment or modification of the Plan or of any Award shall adversely affect in any material way any Award previously granted under the Plan without the written consent of the Participant holding such Award, unless such termination, modification or amendment is required by Applicable Laws and except as otherwise provided herein.

(d) No Repricing. Without the affirmative vote of holders of a majority of the Shares cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding Shares is present or represented by proxy, the Board shall not approve either: (i) the cancellation of outstanding Options or SARs and the grant in substitution therefore of new awards (including Options and SARs) having a lower exercise price; (ii) the amendment of outstanding Options or SARs to reduce the exercise price thereof; or (iii) the cancellation of outstanding Options or SARs and the payment of cash in substitution therefore.

19. Clawback/Recoupment. Any Award granted pursuant to the Plan shall be subject to mandatory repayment to the Company by the Participant who holds such Award (i) to the extent set forth in the Plan or an Award Agreement or (ii) to the extent the Participant is, or in the future becomes, subject to (A) any Company "clawback" or recoupment policy or (B) any law, rule, requirement or regulation which imposes mandatory recoupment, under circumstances set forth in such law, rule, requirement or regulation.

20. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21. Rights of Participants.

(a) Continued Service. The Plan shall not confer upon any Participant any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate his or her employment or consulting relationship at any time, with or without cause.

(b) Participant. No Employee, Director or Consultant shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive future Awards.

22. Successors. All obligations of the Company under the Plan and with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company and references to the "Company" herein and in any Award Agreements shall be deemed to refer to such successors.

23. Legal Construction.

(a) Gender, Number and References. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural. Any reference in the Plan to a Section of the Plan either in the Plan or any Award Agreement or to an act or code or to any section thereof or rule or regulation thereunder shall be deemed to refer to such Section of the Plan, act, code, section, rule or regulation, as may be amended from time to time, or to any successor Section of the Plan, act, code, section, rule or regulation.

(b) Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(c) Requirements of Law. The granting of Awards and the issuance of Shares or cash under the Plan shall be subject to all Applicable Laws and to such approvals by any governmental agencies or national securities exchanges as may be required.

(d) Governing Law. To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

(e) Non-Exclusive Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

(f) Code Section 409A Compliance. To the extent applicable, it is intended that the Plan and any Awards granted hereunder comply with, and should be interpreted consistent with, the requirements of Section 409A of the Code and any related regulations or other guidance promulgated thereunder by the U.S. Department of the Treasury or the Internal Revenue Service ("Section 409A").

GLOSSARY OF DEFINED TERMS

1. **Definitions**. As used in the Plan and any Award Agreement, the following definitions shall apply:

"Applicable Laws" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal law, applicable state law, and the rules and regulations of any applicable stock exchange or national market system.

"Award" means, individually or collectively, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units and Other Stock-Based Awards granted under the Plan.

"Award Agreement" means an agreement (in written or electronic form) entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award.

"Board" means the Board of Directors of the Company.

"Cause" means, with respect to any Participant (i) gross negligence or willful misconduct, as the case may be, in the performance of the material responsibilities of the Participant's office or position; (ii) the willful and continued failure of the Participant to perform substantially the Participant's duties with the Company or any Subsidiary (other than any such failure resulting from incapacity due to physical or mental illness); (iii) the Participant is convicted of, or pleads guilty or nolo contendere to, a felony within the meaning of U.S. Federal, state or local law (other than a traffic violation); (iv) the Participant having willfully divulged, furnished or made accessible to anyone other than the Company or any Subsidiary, or any of their respective directors, officers, employees, auditors and legal advisors, otherwise than in the ordinary course of business, any confidential or proprietary information of the Company or such Subsidiary; or (v) any act or failure to act by the Participant, which, under the provisions of applicable law, disqualifies the Participant from performing his or her duties or serving in his or her then current capacity with the Company or a Subsidiary; *provided, however*, that with respect to a Participant who has an employment agreement with the Company or any of its Subsidiaries which has a definition of "cause", the definition contained therein shall govern.

"Change in Control" means the first to occur of the following events:

1. Any Person becomes a "beneficial owner," as such term is used in Rule 13d-3 of the Exchange Act, of 25% or more of the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided, however*, that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control: (I) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its affiliates, or (IV) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of paragraph 3 of this definition; or
2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to when the Plan is first approved by the Board whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or
3. Consummation of a reorganization, merger, consolidation or a sale or other disposition of all or substantially all of the assets of the Company (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the outstanding Shares (the "Outstanding Company Common Stock") and the Outstanding Company Voting Securities, immediately prior to such Business Combination, beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and more than 50% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (other than the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns directly or indirectly, 20% or more of, respectively, the outstanding

shares of common stock of the corporation resulting from such Business Combination or the outstanding voting securities of such corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination, whichever occurs first; or

4. The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, with respect to Awards (or portions of Awards) that are considered deferred compensation under Section 409A, if an event or condition constituting a Change in Control does not constitute a "change in the ownership" or a "change in the effective control" of the Company or a "change in the ownership of a substantial portion of a corporation's assets" (each within the meaning of Section 409A), the event or condition shall continue to constitute a Change in Control solely with respect to vesting of the Award (or portion thereof) or a lapse of any applicable restrictions thereto and not for purposes of determining whether the settlement or payment of the Award (or portion thereof) will be accelerated under this Plan. For avoidance of doubt, the prior sentence shall not apply to Awards (or portions thereof) that qualify as short-term deferrals for purposes of Section 409A.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Committee, as specified in Section 2(a), appointed by the Board to administer the Plan.

"Company" means PVH Corp., a Delaware corporation, and any successor thereto.

"Consultant" means any consultant or advisor to the Company or a Subsidiary.

"Continuous Service" means that the provision of services to the Company or any Subsidiary in any capacity by an Employee is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, any Subsidiary, or any successor. A leave of absence approved by the Company shall include sick leave, military leave, or any other personal leave approved by an authorized representative of the Company. For purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.

"Defined Event" means the death, disability, Retirement or Qualifying Termination of a Participant.

"Director" means any individual who is a member of the Board of Directors of the Company or a Subsidiary who is not an Employee and is not designated or elected to serve as a director by the holders of any securities of the Company, other than Shares, voting separately as a class.

"Dividend" means the dividends and other distributions declared and paid on Shares subject to an Award.

"Dividend Equivalent" means, with respect to Shares subject to an Award, a right to be paid an amount equal to the Dividends declared and paid on an equal number of outstanding Shares.

"Employee" means any employee of the Company or a Subsidiary.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

"Fair Market Value" means, as of any date, the value of a Share equal to (i) the closing sale price of a Share on the New York Stock Exchange on the date of determination or (ii) if there is no sale of Shares on that date, the closing sale price of a Share on the last trading date on which sales were reported on the New York Stock Exchange.

"Immediate Family" means a Participant's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse, former spouse, siblings, nieces, nephews, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships or any person sharing the Participant's household (other than a tenant or employee).

"Incentive Stock Option" or "ISO" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

"Nonqualified Stock Option" means an Option that is not intended to meet the requirement of Section 422 of the Code.

"Option" means an Incentive Stock Option or a Nonqualified Stock Option granted under the Plan, as described in Section 6.

"Other Stock-Based Award" means a Share-based or Share-related Award granted pursuant to Section 11 herein.

"Participant" means a current or former Employee, Director or Consultant who has rights relating to an outstanding Award.

"Performance Measures" shall have the meaning set forth in Section 12(a).

"Performance Period" means the period during which a performance measure must be met.

"Performance Share" means an Award granted to a Participant, as described in Section 10 herein.

"Performance Share Unit" means an Award granted to a Participant, as described in Section 10 herein.

"Period of Restriction" means the period Restricted Stock, Restricted Stock Units or Other Stock-Based Awards are subject to a substantial risk of forfeiture and are not transferable, as provided in Sections 8, 9 and 11 herein.

“Person” means person as such term is used in Section 3(a)(9) and 13(d) of the Exchange Act.

“Plan” means the PVH Corp. Stock Incentive Plan.

“Proceeds” means, with respect to any sale or other disposition (including to the Company) of Shares acquired pursuant to an Award, an amount determined by the Committee, (a) in the case of an Award other than an Option, SAR or cash-settled Award, up to the amount equal to the Fair Market Value per Share at the time of such sale or other disposition multiplied by the number of Shares sold or disposed of, or (b) in the case of an Option or SAR, up to the amount equal to the number of Shares sold or disposed of multiplied by the excess of the Fair Market Value per Share at the time of such sale or disposition over the Exercise Price or grant price, as applicable.

“Qualifying Termination” means the termination of a Participant’s employment or service with the Company or any of its Subsidiaries by the Company or a Company Subsidiary without Cause or, with respect to a Participant who has an employment agreement with the Company or any of its Subsidiaries which has a definition of “good reason,” by the Participant for good reason (as defined in the Participant’s employment agreement).

“Restricted Stock” means an Award granted to a Participant, as described in Section 8.

“Restricted Stock Units” means an Award granted to a Participant, as described in Section 9.

“Retirement” means:

1. With respect to all Awards made prior to March 19, 2007 and all Awards made to Employees prior to May 3, 2007, a Participant’s termination of employment by the Company and its Subsidiaries at or after age 63 other than for Cause.
2. With respect to all Awards made to Directors on or after March 19, 2007, the termination of a Director’s service, other than by reason of death or removal for cause (under applicable law), after at least four years of service.
3. With respect to all Awards made to Employees on or after May 3, 2007, the termination of an Employee’s employment from the Company and its Subsidiaries, other than by reason of death or for Cause, at or after age 62, *provided* that the Employee has at least five years of employment with the Company and/or any of its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Section 409A” shall have the meaning set forth in Section 22(f).

“Share” means a share of the common stock, $1.00 par value, of the Company, subject to adjustment pursuant to Section 16.

“Stock Appreciation Right” or “SAR” means an Award granted to a Participant, either alone or in connection with a related Option, as described in Section 7.

“Subsidiary” has the meaning ascribed to such term in Code Section 424(f).

“Subsidiary Disposition” means the disposition by the Company of its equity holdings in any Subsidiary effected by a merger or consolidation involving that Subsidiary, the sale of all or substantially all of the assets of that Subsidiary or the Company’s sale or distribution of substantially all of the outstanding capital stock of such Subsidiary.

“Voting Securities” means voting securities of the Company entitled to vote generally in the election of Directors.

PVH Corp.
285 Madison Avenue, New York, NY 10017
PVH.com